
08003555

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05038 FISCAL YEAR 3-31-08

PROCESSED
JUL 07 2008
THOMSON REUTERS

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/3/08

JASDAQ

Brief Report for the Fiscal Year Ended March 31st 2008

May 26th 2008

Listed company name Omega Project Holdings Co., Ltd. Listed exchange JASDAQ
Code No. 6819 URL http://www.omega.co.jp
Representative (Position) President (Name) Yoshiaki Kondo
Contact officer (Position) Director (Name) Yutaka Morohashi Tel (03) 5447－7750
Date of ordinary general meeting of shareholders June 25th 2008 Scheduled dividend payment start date ____, ____, 20__
Scheduled date of submission of securities report June 25th 2008

1. Consolidated Results of the Year ended in March 2008 (from the 1st of April 2007 until the 31st of March 2008) (Rounded down to nearest million)

(1) Consolidated business results (Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net Income	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
March 2008	3,747	(△9.1)	△1,092	(—)	△1,025	(—)	△6,240	(—)
March 2007	4,122	(2.6)	△1,796	(—)	△1,798	(—)	△6,169	(—)

	Net profit per share		Fully diluted net income per share		Net income ratio on treasury stock	Ordinary Profit Ratio on Total Assets	Operating Profit Ratio on Sales
	JPY	Sen	JPY	Sen	%	%	%
March 2008	△76	31	—	—	△182.8	△14.8	△29.2
March 2007	△81	13	—	—	△72.6	△17.7	△43.6

(Reference) Investment Profit or Loss on the Equity Method: March 2008 △JPY33 million March 2007 △JPY154 million

(2) Status of Consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
March 2008	5,162	1,047	13.0	5	99
March 2007	8,694	6,544	70.8	80	05

(Reference) Equity capital March 2008 JPY669,000,000 March 2007 JPY6,159,000,000

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	million JPY	million JPY	million JPY	million JPY
March 2008	389	△1,168	1,066	702
March 2007	△927	△2,482	1,515	416

2. Status of dividends

	Dividend per Share										Total dividend value (annual)	Dividend inclination (consolidated)	Dividend ratio on net assets
(Base Date)	First quarter		Half year		Third quarter		End of term		Annual				
	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen	JPY	Sen	million JPY	%	%
March 2008	—	—	—	—	—	—	—	—	0	00	—	—	—
March 2007	—	—	—	—	—	—	—	—	0	00	—	—	—
March 2009 (forecast)	—	—	—	—	—	—	—	—	0	00	—	—	—

3. Forecast of the Consolidated Results for the Fiscal year ending at the 31st of March 2009 (from the 1st of April 2008 until the 31st of March 2009)

(Percentages are rates of change relative to the preceding term for the full term, and to the preceding half term for the second quarter consolidated summation period)

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Second quarter consolidated summation period	1,300	△48.7	10	△95.3	5	△97.7	3	—	0	03
Full term	3,000	△19.9	20	—	10	—	7	—	0	06

4. Other

(1) Important changes in subsidiaries during the term (changes in specific subsidiaries due to changes in the range of consolidation) None

(2) Changes in accounting principles, procedures, titles etc. employed in the creation of the Consolidated Financial Statement (changes stated under changes in important items on which creation of the Consolidated Financial Statement is based)

[1] Changes due to improvements in accounting methods Yes

[2] Changes other than [1] No

Note For details, refer to "Changes in Accounting Principles" under "Important Matters on Which the Consolidated Financial Statement is Based" on page 27.

(3) Shares Issued (common stock)

(1) Shares issued at term end (including treasury stock)	March 2007	77,105,272 shares	March 2008	111,855,272 shares
(2) Number of treasury stock at term end	March 2007	159,983 shares	March 2008	159,983 shares

Note Refer to "Per Share Information" on page 57 for the number of shares used as the base for calculating net income per share (consolidated).

Reference Summary of business performance for individual companies

1. Non-consolidated Results of the Fiscal Half Year ending on the 31st of March 2008 (from the 1st of April 2007 until the 31st of March 2008)

(1) Non-consolidated business results

(Percentages are rates of change relative to the preceding term)

	Sales		Operating income (loss)		Ordinary income		Net Income	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%
March 2008	1,507	(△33.3)	△843	(—)	△772	(—)	△5,718	(—)
March 2007	2,260	(△43.3)	△1,361	(—)	△1,226	(—)	△6,500	(—)

	Net income per share		Fully diluted net income per share	
	JPY	Sen	JPY	Sen
March 2008	△69	92	—	—
March 2007	△85	48	—	—

(2) Status of Non-consolidated Finances

	Total Assets	Net Assets	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	JPY	Sen
March 2008	3,396	883	24.3	7	39
March 2007	6,643	5,894	87.9	75	87

(Reference) Equity capital March 2008 JPY824,000,000 March 2007 JPY5,837,000,000

2. Non-consolidated Results of the Fiscal Half Year ending on the 31st of March 2009 (from the 1st of April 2008 until the 31st of March 2009)

(Percentages are rates of change relative to the preceding term for the full term, and to the preceding half term for the second quarter summation period)

	Sales		Operating income (loss)		Ordinary income		Net Income		Net profit per share	
	million JPY	%	million JPY	%	million JPY	%	million JPY	%	JPY	Sen
Second quarter summation period	150	△89.2	10	△94.2	7	△96.7	5	—	0	04
Full term	350	△76.8	30	—	25	—	20	—	0	18

* Explanation of the appropriate use of results forecasts, and other special notes

Results forecasts are prepared on the basis of certain conditions which we judge to be reasonable at this time. Actual results may change due to various factors which may apply in the future.

Refer to "1. Business Results (1) Analysis of Business Results" on page three in connection with the above forecast.

1 Business Results

(1) Analysis of business results

In the current consolidated fiscal year, the Japanese economy recovered gradually, buoyed by strong corporate performance, and capital investment also increased. However, the slump in stock markets, caused by the subprime crisis and the rise in crude oil prices, and other factors, exacerbated a sense of uncertainty over the future of the economy.

Against that background, we worked on the reorganization of our operational structure as a holding company, made Flacoco Inc. a subsidiary on 31st May, to work on TV commercial production etc., and worked to stabilize the profit systems of our entertainment and content business. Furthermore, in our leisure operations, we concentrated our efforts on building our customer base and increasing profits, including the opening of the "Izu Kogen Tabi no Eki Granpal Port" on October 19th, 2007. In our investment operations, we invested in companies which offered the prospect of synergies with our operations, and made pure investments in companies with strong growth prospects.

[1] Sales

(Entertainment and content business)

In our entertainment and content business, Omega Project Co., Ltd. takes the central role in producing high quality entertainment content. Specifically, we have produced radio programs with Japanese celebrities as guests, and TV commercials for major companies. In the future, we will direct our efforts to establishing stable profit systems that combine medium and long-term fund recovery from movie production with short-term fund recovery from work such as commercials and dramas, and to the production of a rich lineup of attractive motion pictures.

In this consolidated fiscal year, our main centers of profit have been the secondary use of movie content produced by our subsidiary Omega Project Co., Ltd., the sale of advertising slots in the InterFM radio program "Birth of Music", and the production of TV advertising for Aidem job information, the Shuneikan preparatory school, Iichiko Oita barley shochu spirit, and the Landy minivan, by our subsidiary Flacoco Inc. On the other hand, delays in planning and development for motion picture productions has pushed the sale works scheduled for this consolidated fiscal year into the next year. The delay affected the revenue of our entertainment and content business, which reached JPY 405 million (up 92.4% on the same period of the preceding term).

(Investment operations)

Our investment operations have targeted companies expected to yield synergies with our entertainment and content business and leisure business, and pure investments in companies with good growth prospects. In specific, investing in and nurturing Flacoco Inc. has made it a fully fledged subsidiary as of 31st May 2007, and we look to develop it as one of our main entertainment and content businesses. We have also been making purely speculative investments in listed companies and similar targets, based on a comprehensive judgment of their service strength and the growth potential of their markets. In future, we expect the investment to remain harsh, due to influences such as the slowdown in the US economy triggered by subprime loans, so we intend to read changes in the market environment, work on consolidating and integrating our operations, to build a stable portfolio as the basis for risk-avoiding investment.

In this consolidated fiscal year, we made progress in selling securities in our business investment account, but in doing so, we recorded an extraordinary loss on some of those securities owned by this company, due to share prices falling in the current falling market. As a result, sales in our investment business fell to JPY1,116 million (a decrease of 42.1% compared to the same period of the previous term).

(Leisure business)

In our leisure business, we guide the operation and management of theme park and sports-leisure facilities through Saboten Park And Resort Inc. and Izu Skyline Country Co., Ltd. Saboten Park And Resort Inc. is developing animal-themed entertainment and recreational facilities in the three leading parks of Izu (Izu Shaboten Park, Izu Granpal Park and Izu Kaiyou Park), which are steadily increasing their visitor numbers and revenues. In addition, we opened "Izu Kogen Tabi no Eki Granpal Port" on October 19th, 2007. We have also been expanding our lineup of original Izu merchandise, including merchandise from our three Izu parks, to further expand revenue.

Izu Skyline Country Co., Ltd. operates golf courses and other sports leisure facilities, and has been collaborating with Saboten Park And Resort Inc. to deliver unique services.

In the future, we will pursue synergies with the entertainment and content business, such as providing shooting locations, together with sound sales work, to raise the recognition of the various facilities, and so raise visitor numbers. We will also increase our efforts for merchandise sales, such as the development and marketing of Izu-themed original merchandise, which will raise the visitor unit value and further raise revenue and profits. In this consolidated fiscal year, we have enjoyed the benefits of favorable weather in the first half, and have succeeded in increasing visitor numbers and catering sales. We have also made steady progress in the development and marketing of "Izu no Koibito" (registered trademark) and other original merchandise goods. However, usage of paid parking lots was reduced by poor weather in the second half, which caused a sales result of JPY2,196,000,000 (up 12.1% compared to the same period of the previous term) in our leisure business.

(Other Operations)

In our other businesses, we gained a turnover of JPY284 million (an increase of 17.8% compared to the previous term) in rent income from real estate properties owned by this company.

As a result, group sales in this consolidated fiscal year fell to JPY3,747 million (a decrease of 9.1% compared to the same period of the previous term).

[2] Operating costs

Operating costs were JPY1,040 million in our entertainment and content business, JPY1,736 million in our investment operations, JPY2,365 million in our leisure business, and JPY51 million in our other operations, for a total of JPY4,839 million. As a result, operating loss amounted to JPY1,092 million (preceding term's operating loss: JPY1,796 million).

[3] Non-operating revenue and non-operating expenses

As a result of interest received etc., our non-operating revenue was JPY145 million, and as a result of investment loss at equity etc., our non-operating expenses were JPY79 million. As a result, ordinary loss was JPY1,025 million (compared to an ordinary loss of JPY1,798 million in the preceding term).

[4] Extraordinary gains and extraordinary losses

As a result of profit on retirement of fixed assets, we recorded an extraordinary gain of JPY6 million. At the same time, we recorded JPY5,224 million in provision for doubtful accounts as an extraordinary loss. After calculations for corporate tax and minority shareholders' losses, the net loss for this fiscal year was JPY6,240 million (compared to JPY6,169 million loss in the previous consolidated fiscal year).

(Outlook for the next term)

In our outlook for the next term, we anticipate recession in the Japanese economy, due to recession in the US economy, export reduction due to the rising Yen, and other factors. Income stagnation and successive rises in food prices are expected to further affect consumer consumption.

Against that background, we will pursue efficient management through cost control and the establishment of stabilized profit structures, with a view to improved business performance and sustainable progress. In doing so, we will continue to honor our social responsibilities, through our Sino-Japanese Film Festivals and other social and cultural exchanges.

In our entertainment and content business, we entered into business collaboration with DesignEXchange Co., Ltd. on February 21st 2008, through which we will jointly produce commercial movies such as remakes of the works of the late Akira Kurosawa, cooperate in the licensing fields of both companies' content businesses, and direct our efforts to further expanding our body of content. From February 1st 2008, we became an official sponsor of Oita Trinita (official name: Oita Football Club Co., Ltd.), a club in the J1 Soccer League. We intend to aggressively pursue synergistic effects with our group's entertainment business, in order to realize our advertising strategy of increasing the exposure of our company name and raising recognition of our group, and to generate new business opportunities.

Our consolidated results forecast for the term to March 2009 (full term) anticipates profits from the theme park and sports leisure facilities of our leisure business, while our entertainment and content business is expected to contribute profits from movie content production for which completion was delayed into the next term, and from new content production projects and other initiatives. As a result, we anticipate sales of JPY3 billion, operating profit of JPY20 million, ordinary profit of JPY10 million, and net profit for the term of JPY7 million.

(2) Analysis of financial status

[1] Status of our assets, liabilities and net assets

1. Assets

Liquid assets decreased by JPY2,973 million from the previous consolidated accounting year, to reach JPY2,344 million. The decrease was mainly due to a reduction of JPY1,982 million in securities in business investment accounts.

Fixed assets decreased by JPY558 million from the previous consolidated accounting year, to reach JPY2,817 million. The decrease was mainly due to the application of asset-impairment accounting to fixed assets.

As a result, total assets decreased by JPY3,531 million from the previous consolidated accounting year, to reach JPY5,162 million.

2. Liabilities

Liquid liabilities increased by JPY2,003 million from the previous consolidated accounting year, to reach JPY3,391 million. The increase was mainly due to an increase of JPY1,084 million in securities in trade accounts payable.

Fixed liabilities declined by JPY38 million from the previous consolidated accounting year, to JPY722 million. The increase was mainly due to an increase of JPY26 million in the reserve for retirement benefits.

As a result, total liabilities increased by JPY1,965 million from the previous consolidated accounting year, to reach JPY4,114 million.

3. Net assets

The total of net assets was JPY1,047 million.

Net assets per share fell by JPY74.06 from the previous consolidated accounting year, to JPY5.99. Capital adequacy ratio moved to 13.0% from 70.8% in the previous consolidated accounting year.

[2] Cash flow status

Cash and cash equivalents (referred to below as "funds") at the end of this consolidated fiscal year increased by JPY286 million from the previous consolidated accounting year, to reach JPY702 million.

1. Cash flow due to operating activities

As a result of our marketing activities, funds acquired amounted to JPY389 million (compared to JPY927 million used in the previous consolidated accounting year).

The breakdown of main income is an increase of JPY2,671 million from allowance for doubtful accounts and JPY2,017 million in reduction of securities in business investment account.

2. Cash flow due to investment activities

As a result of our investment activities, funds used amounted to JPY1,168 million (compared to JPY2,482 million used in the previous consolidated fiscal year).

The main component was for lending expenditure.

3. Cash flow due to financing activities

As a result of our financing activities, funds acquired amounted to JPY1,066 million (compared to JPY1,515 million acquired in the previous consolidated accounting year).

The main component was for share issuance.

Reference – Movements in cash flow-related indices

	Term to March 2004	Term to March 2005	Term to March 2006	Term to March 2007	Term to March 2008
Ratio of self-funding	38.7%	86.9%	92.9%	70.8%	13.0%
Ratio of self-funding with market value base	79.7%	93.0%	95.7%	68.9%	33.2%
Ratio of interest-bearing liabilities to cash flow	—	—	0.0 years	—	—
Interest coverage ratio	—	—	17.8 times	—	—

Notes 1. All indices are calculated using financial figures on a consolidated basis, by the formulae below.

Ratio of self-funding: Self funding/total capital

Ratio of self-funding with market value base: Total market value of shares/total capital

Ratio of interest-bearing liabilities to cash flow: Interest-bearing debts/cash flow
Interest coverage ratio: Cash flow/interest payments

2. Stock market prices are calculated on the basis of issued share numbers, excluding treasury stock.
3. For cash flow, we use the cash flow from sales activities.
4. Of the liabilities listed on the consolidated balance sheet, interest-bearing debts refer to all liabilities on which interest is to be paid.

(3) Basic policy on profit sharing, and dividends for this and the next term

Our basic policy on profit sharing is to reinforce our management base and business systems, but we are also aware that profit return is one of our most important management challenges. With the aim of achieving stable dividends to our shareholders, we plan to expand our internal reserves in readiness for funding various operations and other aspects of future business development, while taking financial soundness into consideration.

In this consolidated fiscal year, our TV commercial production in the entertainment and content business yielded steady sales growth and returned a profit, but delays in the planning and development schedule for our movie productions pushed back the realization of sales from those productions into subsequent terms, leading to income below initial estimations. In our leisure business, the impact of inclement weather and other factors in the off season reduced visitor numbers, and profit declined due to increased marketing and management expenses at new facilities. In our investment business, we made steady progress in selling our securities in business investment accounts, but the decline in share values of some of our owned listed securities caused us to record valuation losses from our securities in business investment account as extraordinary losses.

Therefore, while our business environment remains harsh, it is urgent for us to build our financial strength, to ensure our ability to cope with unexpected situations. As announced in "Notice of issue of stock subscription warrants by third-party allocation", dated December 28th 2007, we have issued our fifth stock subscription warrant, with a maximum total payment price of JPY1,500 million.

As a result, it is with sincere regret that we must announce that there will be no dividends paid for the term to March 2008. Our goal for the future is to attain and continue operation in the black, so that we can achieve an early resumption of dividend payment to our shareholders and deliver a long-term return.

(4) Business risks

[1] Risks regarding our entertainment and content business

A. Regarding movie production

Our movie production work, which is one of this company's main areas of business, faces risks of delays in film production due to natural hazard or unexpected circumstances affecting film cast, which can cause movies to overrun their production costs and incur losses. Furthermore, when we produce films between two or more countries, they may be affected in some way by political tension between Japan and other countries.

B. Regarding the motion picture industry

Japanese films are becoming a much more vigorous segment of the Japanese film industry in recent years. However, while there is a rise of interest in Japanese films, most of the films that are produced today are produced by major film production companies and TV stations, independent film production companies and distribution companies are being taken over by major companies. We will keep close watch over the situation as we advance our film production operations, but in the event that the enterprises we deal with are adversely affected by rapid changes in this environment, or that the environment changes further than we anticipate, there is a possibility that the performance of our company will be affected.

C. Regarding film financing

In motion picture production, capital is fixed during a medium to long-term period, so our company has shifted to motion picture production based on a self-funding model. We aim to produce low-risk movies by pressing ahead with building and deploying the new finance scheme of content schemes, but delays in the construction of content funds and finance schemes have affected our funding procurement, and in some cases the state of box office results and sales of usage rights may make it impossible to recover invested funds. In such cases, our business performance could be impacted.

D. Regarding the spread of broadband distribution etc.

In the event that the spread of broadband distribution leads to online distribution becoming the dominant means of distributing movie content, we may have to shift DVDs and other packaged software to a supplementary role as sales of such products would decline. However, the increase in distribution channels through distribution via broadband and other means would expand the outlets for the content we produce, offering new business chances. If we are unable to adapt to such changes, the management performance of our group could be adversely affected.

E. Regarding intellectual property rights

The contents we handle in our entertainment and content business includes a broad range of intellectual property rights such as portrait rights of performers and trademark rights of original authors, scriptwriters, translators, directors, photographers, songwriters, and composers. We strive to avoid infringing intellectual property rights and benefits in our contracts and other dealings, and we remain well aware of such issues. Nevertheless, the possibility remains that a third party could inadvertently infringe our intellectual property rights, or we could do the same to a third party. In such cases, due to such factors as claims for damages, delays in release, or delays in sales, there is a possibility that the performance of the company could be adversely affected.

[2] Risks involved in our investment business

A. Regarding the investment environment

We make broad-based judgments, taking into account the product and service strengths of the companies before we invest in them, but they could still be seriously affected by stock and money markets, as well as by political, economic and industrial developments. There is the risk that external factors such as these could degrade the investment environment and have an impact on this group's business performance.

B. Regarding M&A

We view M&A as an important tool for expanding the range of our operations and realizing synergies between those operations. In conducting M&A, we exercise due diligence exhaustively in scrutinizing the financial details and contractual arrangements of the target companies, both in Japan and overseas, in order to minimize risks. Nevertheless, incidental or overlooked liabilities, or unforeseen deterioration of market conditions could have an adverse impact on group performance.

[3] Risks involved in the leisure business

A. Regarding the impact of climate

Attendance and usage at the theme parks and sports leisure facilities operated and managed by Saboten Park and Resort Inc. and Izu Skyline Country are prone to influence by climatic factors such as weather and temperature. If poor weather continues for a prolonged period, declining attendance and usage could have an adverse impact on the group.

B. Regarding the impact of natural disasters

In the event of a major earthquake, fire, flood or other disaster in the area around the theme parks and sports leisure facilities operated by this group, we anticipate that the facilities and organs of transport would sustain damage, while consumers would become less interested in leisure. That would reduce visitor numbers to our facilities and could impact our group.

C. Regarding the impact of accidents

We take all possible precautions to prevent accidents at the theme parks and sports leisure facilities operated by this group, and we provide leadership to instill safety awareness, but in the event of an incident or accident (accident on leisure equipment, foreign bodies in food, etc.) causing major hazard to customers, reduced consumer confidence in this group, and the burden of major litigation and other costs could impact our group.

[4] Regarding subsidiaries and affiliated companies

Our company operates through seven consolidated subsidiaries and one equity method affiliate. The structure of our group is that of a strategy formulation and administration division in close linkage with affiliated companies and subsidiaries, and we strive to build up the performance of the group as a whole. However, in the event of stagnation in these companies' performance, or if they fail to achieve anticipated improvements in performance, there is the possibility that the performance of our group will be adversely affected.

[5] Securing personnel

Our group's operations require expert personnel in various fields, such as producers to plan and produce entertainment content, and we will have to go on recruiting and developing human resources. In the future, competition to recruit personnel will intensify in all fields, and our group could be impacted by the departure of superior personnel or by the difficulty in recruiting necessary personnel.

2 The Status of Our Corporate Group

The operations of our corporate group in entertainment and content, investment, leisure and other fields involve our consolidated subsidiaries – Omega Project Co., Ltd, Animal Film Bond Company, Basara Pictures Co., Ltd., Saboten Park and Resort Inc., Izu Skyline Country Co., Ltd., Omega Project Co., Ltd. (Korea), and Flacoco Inc., which became a consolidated subsidiary on May 31, 2007 – and our equity-method affiliated company M3 Entertainment Corporation – for a total of nine companies. The following is a summary of the business content of each segment, and of the position of each company within our corporate group:

(Entertainment and content business)

In our entertainment and content business, our consolidated subsidiary Omega Project Co., Ltd. takes the lead in the planning and production of high-quality entertainment content, in collaboration with Basara Pictures Co., Ltd., Omega Project Co., Ltd. in Korea, Animal Film Bond Company, and Flacoco Inc., which became our consolidated subsidiary on May 31, 2007, among others. M3 Entertainment Corporation, another subsidiary, markets the entertainment content produced. This teamwork gives our group an integrated system able to handle all operations, from project planning through production and on as far as marketing the packaged software. We view extending our operations through Asia as one of our key management policies, so we are devoting more effort than ever to building a business foundation for creating and spreading entertainment beyond national boundaries. Specific examples include introducing Chinese and Hong Kong movies to Japan and staging Japan-China film festivals to promote Sino-Japanese cultural exchange through the medium of film. In future, we will go on working together within our group to expand the range of opportunities we derive from the production of high-quality content, as we pursue multi-faceted business development throughout Asia.

(Investment operations)

In our investment business, we use invest or M&A in companies which have good potential for achieving synergistic effects with our entertainment and content operations, as well as making speculative investments in listed companies with strong growth potential. We make broad-based judgments, taking into account the product and service strengths of the companies we invest in and the growth potential of markets, with the aim of maximizing our investment performance. As a fusion of entertainment and finance, we plan and manage content funds, which enable film financing and production at a comprehensive level, working to build a business system able to integrate finance and content production, to and deliver everything from funding through production to delivery.

(Leisure business)

In our leisure business, we guide the operation and management of theme park and sports-leisure facilities through Saboten Park And Resort Inc. and Izu Skyline Country Co., Ltd. Animal Film Bond Company will provide synergistic benefits for the Group's core entertainment and content business, through a collaborative relationship in event hosting and movie production in line with our ambition to create and distribute unique entertainment.

(Other Operations)

We also lease company-owned real estate.

Positions of companies within this group (as of March 31st, 2008)

Business Area	Company Name	Position within our Corporate Group	Remarks
Entertainment and content business operations	Omega Project Holdings Co., Ltd.	Strategic planning and management of the Corporate Group	This company
	Omega Project Co., Ltd.	Planning and production of film contents in Asia	Consolidated subsidiaries
	Basara Pictures Co., Ltd.	Production of film content in Japan	Consolidated subsidiaries
	Flacoco Inc.	TV CM production in Japan	Consolidated subsidiaries
	Omega Project Co., Ltd. (Korea)	Production of film content in Korea	Consolidated subsidiaries
	Animal Film Bond Company Co., Ltd.	Production of movie content in Japan.	Consolidated subsidiaries
	M3 Entertainment Co., Ltd.	Planning and production of film contents within Japan	Equity method affiliated company
Investment Business	Omega Project Holdings Co., Ltd.	Investment in contents fund and companies.	This company
	Omega Project Co., Ltd.	Investment in companies.	Consolidated subsidiaries
Leisure business	Omega Project Holdings Co., Ltd.	Management and guidance of subsidiaries	This company
	Saboten Park and Resorts Co., Ltd.	Operation of theme parks etc,	Consolidated subsidiaries
	Izu Skyline Country Co., Ltd.	Operation of golf courses and others leisure sport facilities	Consolidated subsidiaries
	Animal Film Bond Company Co., Ltd.	Planning and management of various events.	Consolidated subsidiaries
Other operations	Omega Project Holdings Co., Ltd.	Rental etc. of real estate.	This company

Business organization chart

※ : Consolidated subsidiary
※※ : Affiliated companies subject to the equity method

Investment operations

Clients

Contents fund development, management, administration, company, funding

Other operations

Clients

Real estate and other operations

Omega Project Holdings Co., Ltd.

Strategy formulation and management

Strategy formulation and management

Asian development

Omega Project Co., Ltd
※ (Korea)

Planning and distribution of movie software

Clients

Basara Pictures Co., Ltd. ※

Omega Project Co., Ltd ※

Flacco Inc. ※

Television commercial production, etc.

M3 Entertainment Co., Ltd. ※※

Planning, production and distribution etc. of movie content and software

Clients

Animal Film Bond Company Co., Ltd. ※

Event planning and staging, movie content production, etc.

Saboten Park and Resort Co., Ltd. ※

Izu Skyline Country Co., Ltd. ※

Theme park and golf course management, and event hosting

Clients and consumers

Entertainment and content business

Leisure business

3 Management Policies

(1) Our basic management policies

Our corporate concept is to "Bring people together through entertainment", with projects which blend together five key words: Opportunity, movies, entertainment, global and assets. Building on the core areas of entertainment and content, investment and leisure, we exploit our established record of success and our accumulated expertise to develop a range of innovative and market-oriented entertainment projects. Our focus is on Japan, South Korea, Taiwan and other Asian countries. Our basic management principle is to build corporate value, by working together with the stakeholders in our Group, namely the shareholders, clients and employees, while exercising due consideration for compliance and social responsibility.

In our entertainment and content business, we aim to create high-quality entertainment, and to both press forward with rapid delivery of content in the right media to meet needs, and with proposals of new distribution methods. Our investment business will use M&A to create businesses in new fields, and invest in companies which offer prospects for synergy, in order to expand our entertainment business. Our investment business will also make purely speculative investments, based on comprehensive judgment of growth potential in each target company's market, and its product and service strengths. Our leisure business will provide leadership for the operation and management of theme parks and sports leisure facilities, working to build synergies with our core entertainment and content business as we build a broad-based entertainment operation. Building on our position as a holding company, we will raise the financial strength and profitability of our group companies, while pursuing integrated group management and more efficient control, to enhance the group's profitability and business performance.

(2) Targets for management indices

We intend to increase our value as a corporate group by pursuing group synergy and comprehensive administration within our group structure. Specifically, our management indicator for the medium and long term is to achieve ongoing, consolidated net profits on each term, together with our existing and future subsidiaries.

(3) Medium to long-term business strategies

Under our holding company organization, we will use comprehensive, integrated control of the group to implement dynamic and strategic management, with a perspective that looks beyond Japan to the broader Asian market. Our specific management strategies for each field of business in the medium and long term are described below.

(Entertainment and content business)

In a business environment that is changing rapidly with the advance of digital technology, we believe that the need for high-quality content will only keep on growing. To make the most of this situation, we will build a business portfolio with stability and growth potential, and hire and develop superior personnel who will help us to exploit our competitive edge.

(Leisure business)

Crude oil prices are rising and corporate profit growth is slackening, leading to declining personal consumption, and the trend towards an aging population will also have an impact. Against that background, our leisure business opened Izu Kogen Tabi no Eki Granpal Port on October 19th 2007 to enable all-weather theme park operation, which reduces weather risks. In addition, we are improving our existing facilities, expanding new ones and improving circulation etc., to boost visitor numbers.

(Investment operations)
The international financial panic triggered by US subprime loans, and the accompanying slump in the Japanese stock market and rise of the Yen, have made it hard to predict business performance, and made the current investment environment a harsh one. In such an environment, we are working to consolidate our investment targets and rebuild our investment operations, to move out of cashflow instability.

(4) Issues facing our company

We take the view that the most important challenges facing this group are to manage it soundly under the holding company system, put it on a solid financial footing that can handle the rapid changes of the entertainment industry, and build stable business systems, in order to bring an early recovery in business performance.
Specifically, we recognize the following items as issues to be addressed in the fiscal period ending March 2009.

(Challenges for the motion picture and record related business)

[1] With the diversification of video media, we will develop a business system able to meet the diverse needs of our end users and clients, by combining movies, dramas and TV advertising with promotions, web-based content and other types.

[2] Rather than transient content production, we will emphasize rights management using our intellectual property rights, to extend into cross-media content that will yield composite profits.

[3] While recognizing and forcefully reducing the risks peculiar to video production, we will content based on new ideas with hit potential. To fund this endeavor, we will operate on our own funds rather than borrowing, because of the variability of completion times that can be influenced by external factors.

(Challenges for our leisure business)

[1] To raise the satisfaction levels of customers visiting the theme park and sports leisure facilities operated by this group, we need to improve the workplace environment so that the employees who interact with customers can provide adequate service. Therefore, we will strive to raise the level of satisfaction among our staff, and further strengthen our management.

[2] By compounding our facilities in the Izu region, we will be able to operate them as all-weather facilities not controlled by the weather. We will also strive to attract more customers through collaboration with local communities and by adding new facilities.

[3] We will provide sponsorships both at professional and amateur levels, to provide synergy effects with our entertainment and content business, and to raise and spread the image of our business nationwide, not just in the capital region.

(Challenges for the investment business)

[1] Rather than solely pursuing short-term capital gains, we will invest in companies that have potential for synergies with our other operations, in order to nurture our main areas of business.

[2] Having recorded large special losses due to the deterioration of the investment environment, we must urgently rebuild our operational structure, focusing on reducing the scale of our investment operations and improving the balance of our investment portfolio.

(Challenges for the group as a whole)

[1] We will realize synergies between group companies under the holding company, so that they can raise each other's corporate values, and to establish an organization capable of developing its business flexibly in Japan and beyond, in Asia, where we are putting down business roots.

[2] We secure superior personnel and raise the skill levels of our staff, so that we will be better able to handle operations that become more complex and advanced as we expand each area of our business. We will also encourage staff loyalty and retention, and deal with changes in the employment environment.

[3] We will restrain fixed costs, and pursue improvements in efficiency by cutting costs and reallocating human resources, to raise labor productivity and exploit group-wide economies of scale. Through these efforts, we aim to generate stable profits, regardless of fluctuations in revenue.

(5) Status of the maintenance and operation of our internal management system

This information is presented separately in our "Corporate Governance Report", which is available on the JASDAQ exchange website (http://jds.jasdaq.co.jp/tekiji).

(6) Other important matters related to company administration

[1] Important administrative matters

1. Flacoco Inc. became a wholly-owned subsidiary on May 31st 2007.
2. On December 28th 2007, we decided to issue the fifth stock subscription warrant to Infortech Alliance Berhad.
3. On January 21st 2008, Union Holdings Co. Ltd. ceased to be a major shareholder in this company.
4. On February 21st 2008, we entered into a business cooperation agreement with DesignEXchange Co., Ltd.

[2] Litigation and related matters

Nothing relevant to report.

4. Consolidated Financial Statement

(1) Consolidated Balance Sheet

Division	Note symbol	Previous consolidated fiscal year (March 31, 2007) Amount (Thousands of JPY)		Share (%)	This consolidated fiscal year (March 31, 2008) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Assets)									
I Current assets									
1 Cash on hand and in banks			416,832			702,996			286,163
2 Accounts receivable			1,112,998			240,361			△872,636
3 Accounts due			241,715			252,485			10,770
4 Securities held in trade account			117,762			1,691			△116,070
5 Securities in business investment account			2,116,796			134,375			△1,982,421
6 Inventories			341,713			68,845			△272,868
7 Advance payments			58,638			178,787			120,148
8 Short-term loans receivable			1,126,712			706,151			△420,561
9 Other			236,424			336,226			99,801
10 Allowance for doubtful accounts			△451,676			△277,018			174,658
Total current assets			5,317,917	61.2		2,344,901	45.4		△2,973,015
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures		1,236,281			1,300,271				
Total depreciation cost		672,763	563,517		691,101	609,169			45,651
(2) Course accounts			359,972			359,972			—
(3) Land			634,744			621,966			△12,777
(4) Other		266,562			272,899				
Total depreciation cost		134,283	132,278		145,001	127,897			△4,381
Total tangible fixed assets			1,690,513	19.4		1,719,005	33.3		28,492
2 Intangible fixed assets									
(1) Goodwill			343,753			155,973			△187,779
(2) Other			7,442			748			△6,693
Total intangible fixed assets			351,195	4.0		156,722	3.0		△194,473

Division	Note symbol	Previous consolidated fiscal year (March 31, 2007) Amount (Thousands of JPY)	Share (%)	This consolidated fiscal year (March 31, 2008) Amount (Thousands of JPY)	Share (%)	Increase/Decrease Amount (Thousands of JPY)
3 Investments and other assets						
(1) Investment account securities	•1	1,077,597		886,833		△190,763
(2) Long-term loans receivable		1,080,000		1,555,163		475,163
(3) Long-term operating receivables		95,358		2,272,545		2,177,187
(4) Other		109,530		66,445		△43,085
(5) Allowance for doubtful accounts		△1,027,691		△3,838,957		△2,811,266
Total investments and other assets		1,334,794	15.4	942,030	18.3	△392,764
Total fixed assets		3,376,503	38.8	2,817,757	54.6	△558,745
Total assets		8,694,420	100.0	5,162,659	100.0	△3,531,760

Division	Note symbol	Previous consolidated fiscal year (March 31, 2007) Amount (Thousands of JPY)	Share (%)	This consolidated fiscal year (March 31, 2008) Amount (Thousands of JPY)	Share (%)	Increase/Decrease Amount (Thousands of JPY)
(Liabilities)						
I Circulating liabilities						
1 Notes and accounts payable trade		125,285		1,280,371		1,155,085
2 Short-term borrowings		100,918		464,918		364,000
3 Current portion of long-term borrowings		20,016		8,594		△11,422
4 Accounts payable		957,778		751,347		△206,430
5 Money in custody		—		680,204		680,204
6 Accrued taxes on income		13,606		8,099		△5,507
7 Provision for accrued bonuses		46,047		49,831		3,784
8 Other		124,653		148,610		23,957
Total current liabilities		1,388,304	16.0	3,391,977	65.7	2,003,672
II Fixed liabilities						
1 Long-term borrowings		48,344		35,250		△13,094
2 Reserve for retirement benefits		236,338		210,065		△26,273
3 Reserve for retirement allowance for directors		26,825		30,688		3,863
4 Money in custody from members		—		393,030		393,030
5 Other		449,996		53,900		△396,096
Total fixed liabilities		761,504	8.7	722,933	14.0	△38,570
Total liabilities		2,149,809	24.7	4,114,911	79.7	1,965,102

		Previous consolidated fiscal year (March 31, 2007)		This consolidated fiscal year (March 31, 2008)		Increase/Decrease
Division	Note symbol	Amount (Thousands of JPY)	Share (%)	Amount (Thousands of JPY)	Division	Note symbol
(Net Assets)						
I Shareholders' equity						
1 Capital		4,239,467	48.7	4,691,217	90.9	451,750
2 Capital surplus		7,516,206	86.4	3,402,547	65.9	△4,113,658
3 Retained earnings		△5,529,337	△63.5	△7,223,621	△139.9	△1,694,283
4 Treasury stock		△13,467	△0.1	△13,467	△0.3	—
Total shareholders' equity		6,212,868	71.5	856,676	16.6	△5,356,192
II Variance of estimate						
1 Unrealized revaluation loss on other investment securities		△72,085	△0.8	△206,719	△4.0	△134,634
2 Equity adjustment from foreign currency translation		18,847	0.2	19,590	0.4	742
Total variance of estimate		△53,237	△0.6	△187,128	△3.6	△133,891
III Stock subscription warrants		56,880	0.6	58,095	1.1	1,215
IV Minor shareholders' equity		328,100	3.8	320,106	6.2	△7,993
Total net assets		6,544,611	75.3	1,047,748	20.3	△5,496,862
Total of liabilities and net assets		8,694,420	100.0	5,162,659	100.0	△3,531,760

(2) Consolidated Income Statement

Division	Note symbol	Last consolidated fiscal year (from April 1, 2006 to March 31, 2007) Amount (Thousands of JPY)		Ratio (%)	Current consolidated fiscal year (from April 1, 2007 to March 31, 2008) Amount (Thousands of JPY)		Ratio (%)	Increase/Decrease Amount (Thousands of JPY)	
I Sales			4,122,180	100.0		3,747,290	100.0		△374,890
II Cost of sales			3,866,544	93.8		2,590,089	69.1		△1,276,455
Gross profit			255,635	6.2		1,157,200	30.9		901,564
III Selling and general administrative expenses	*1		2,052,160	49.8		2,249,724	60.1		197,564
Operating loss			1,796,524	△43.6		1,092,523	△29.2		704,000
IV Non- operating income									
1 Interest received		159,024			72,590				
2 Exchange gain and loss		19,567			8,206				
3 Other		65,177	243,768	5.9	65,183	145,979	3.9		△97,789
V Non- operating expenses									
1 Interest paid		8,935			17,950				
2 Equity method investment loss		154,862			33,816				
3 Loss on insurance surrender		50,443			—				
4 Stock delivery fee		5,466			1,114				
5 Legal settlements		11,012			—				
6 Other		14,921	245,642	5.9	26,376	79,257	2.1		△166,385
Ordinary loss			1,798,397	△43.6		1,025,801	△27.4		772,596
VI Extraordinary profits									
1 Profit on sales of investment securities		10,063			—				
2 Loss on retirement of fixed assets	*2	—			2,527				
3 Gain from forgiveness of debt, etc.		11,137			1,142				
4 Gain on sales of affiliates' securities		33,117			—				
5 Gains on variations in equity		96,475			—				
6 Profits on redemption of stock subscription warrants		—			2,781				
7 Other		5,277	156,071	3.8	—	6,451	0.2		△149,620

Division	Note symbol	Last consolidated fiscal year (from April 1, 2006 to March 31, 2007) Amount (Thousands of JPY)		Ratio (%)	Current consolidated fiscal year (from April 1, 2007 to March 31, 2008) Amount (Thousands of JPY)		Ratio (%)	Increase/Decrease Amount (Thousands of JPY)	
VII Extraordinary losses									
1 Loss on retirement of fixed assets	* 3	5			2,151				
2 Appraisal losses on securities in business investment account		2,893,402			1,500,334				
3 Loss on transfer of debts		288,150			—				
4 Provision for doubtful accounts		1,325,907			2,671,732				
5 Loss from devaluation of inventories		—			597,310				
6 Appraisal loss on investment securities		1,610			69,813				
7 Loss on impairment	* 4	—			201,364				
8 Other		34,105	4,543,181	110.2	181,360	5,224,067	139.4		680,885
Income before income taxes and minority interests			6,185,507	△150.0		6,243,417	△166.6		△57,909
Corporation, resident and business taxes		2,291	2,291	0.1	5,003	5,003	0.1		2,711
Minor shareholders' losses			18,431	0.4		7,993	0.2		△10,437
Current net loss			6,169,368	△149.7		6,240,426	△166.5		△71,058

(3) Consolidated Statement of Capital Stock Variation
Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	6,695,409	571,146	△36,405	10,601,555
Variation during this consolidated fiscal year					
Issuance of new shares	868,062	861,246	—	—	1,729,308
Current net loss	—	—	△6,169,368	—	△6,169,368
Acquisition of treasury stock	—	—	—	△187,511	△187,511
Disposal of treasury stock	—	△40,450	—	210,450	169,999
Increase in retained earnings due to elimination from consolidation	—	—	68,884	—	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	—	—	—	—	—
Total variation during this consolidated fiscal year (thousand yen)	868,062	820,796	△6,100,483	22,938	△4,388,686
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	7,516,206	△5,529,337	△13,467	6,212,868

	Variance of Estimate			Share options	Minor shareholders' equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousands of JPY)	228,412	13,247	241,659	13,530	55,266	10,912,011
Variation during this consolidated fiscal year						
Issuance of new shares	—	—	—	—	—	1,729,308
Current net loss	—	—	—	—	—	△6,169,368
Acquisition of treasury stock	—	—	—	—	—	△187,511
Disposal of treasury stock	—	—	—	—	—	169,999
Increase in retained earnings due to elimination from consolidation	—	—	—	—	—	68,884
Variation during this consolidated fiscal year other than shareholders' equity (net value)	△300,497	5,599	△294,897	43,350	272,833	21,286
Total variation during this consolidated fiscal year (thousands of JPY)	△300,497	5,599	△294,897	43,350	272,833	△4,367,400
Balance as of March 31, 2006 (thousands of JPY)	△72,085	18,847	△53,237	56,880	328,100	6,544,611

Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	7,516,206	△5,529,337	△13,467	6,212,868
Variation during this consolidated fiscal year					
Transfer from other capital surplus to other retained earnings	—	△4,500,912	4,500,912	—	—
Issuance of new shares	451,750	387,254	—	—	839,004
Current net loss	—	—	△6,240,426	—	△6,240,426
Increase in surplus due to elimination from consolidated company	—	—	45,230	—	45,230
Variation during this consolidated fiscal year other than shareholders' equity (net value)	—	—	—	—	—
Total variation during this consolidated fiscal year (thousands of JPY)	451,750	△4,113,658	△1,694,283	—	△5,356,192
Balance as of March 31, 2008 (thousands of JPY)	4,691,217	3,402,547	△7,223,621	△13,467	856,676

	Variance of Estimate			Share options	Minor shareholders' equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance as of March 31, 2006 (thousands of JPY)	△72,085	18,847	△53,237	56,880	328,100	6,544,611
Variation during this consolidated fiscal year						
Transfer from other capital surplus to other retained earnings	—	—	—	—	—	—
Issuance of new shares	—	—	—	—	—	839,004
Current net loss	—	—	—	—	—	△6,240,426
Increase in retained earnings due to elimination from consolidation	—	—	—	—	—	45,230
Variation during this consolidated fiscal year other than shareholders' equity (net value)	△134,634	742	△133,891	1,215	△7,993	△140,670
Total variation during this consolidated fiscal year (thousands of JPY)	△134,634	742	△133,891	1,215	△7,993	△5,496,862
Balance as of March 31, 2008 (thousands of JPY)	△206,719	19,590	△187,128	58,095	320,106	1,047,748

(4) Consolidated Cash Flow Statement

		Last consolidated fiscal year (from April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)
I Cash flow from operating activities			
Income before income taxes and minority interests		△6,185,507	△6,243,417
Depreciation		66,917	97,612
Amount written off from goodwill		19,466	195,089
Increase in allowance for doubtful accounts		1,325,907	2,671,821
Increase (decrease) of vested benefit obligations		40,808	△26,273
Increase of accrued severance indemnities		4,965	3,863
Increase of accrued bonuses		34,007	3,784
Decrease of litigation reserve		△22,800	—
Equity method investment loss		154,862	33,816
Gains on variations in equity		△96,475	—
Stock compensation expense		56,880	—
Interest income		△163,823	△73,661
Interest expense		8,935	17,950
Stock delivery fee		5,466	1,114
Exchange loss (△gain)		19,336	△7,577
Profit on debt forgiveness		△11,137	—
Gain on sales of affiliates' securities		△33,117	—
Profit on sales of investment securities		△426	—
Valuation loss on investment securities		1,610	69,813
Loss on retirement of fixed assets		5	2,151
Loss on impairment		—	201,364
Loss from transfer of receivables		288,150	—
Insurance reserve fund cancellation loss		50,443	—
Decrease (increase) of notes and accounts receivable		△1,014,863	739,937
Decrease (increase) of securities held in trade account		△117,762	77,825
Decrease of securities in business investment account		2,434,591	2,017,317
Decrease of inventories		42,890	274,077
Decrease (increase) in notes and accounts payable trade		1,513	1,152,547
Decrease (increase) of advance payments		1,104,999	△155,361
Decrease of other fluid assets (△ increase)		639,132	△749,503
Decrease (increase) of accrued consumption tax		63,627	△28,558
Increase of other current liabilities		165,169	83,525
Decrease (increase) of long-term operating receivables		△46,499	—
Decrease (increase) of other capital assets		3,471	38,925
Increase (decrease) of other fixed liabilities		55,350	△2,900
Decrease of accrued taxes on income		△15	△7,705
Other		△2	3,559
Subtotal		△1,103,920	391,138

Interest and dividends received		194,955	18,854
Interest paid		△16,842	△17,848
Corporation tax paid		△2,077	△2,896
Cash flow from operating activities		△927,884	389,248

		Last consolidated fiscal year (from April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)
Division	Note symbol	Amount (Thousands of JPY)	Amount (Thousands of JPY)
II Cash flow from investing activities			
Expenditures for acquisition of investment securities		△277,077	△51,081
Income from sales of investment securities		616,800	25,000
Expenditure for sales of investment securities	* 2	105,955	18,594
Expenditure for acquisition of shares in affiliated companies		△1,156,527	—
Income from the sale of shares in subsidiaries	* 3	24,887	—
Expenditure for acquisition of tangible fixed assets		△286,590	△467,744
Income from sales of tangible fixed assets		39,753	114,301
Expenditures for acquisition of intangible fixed assets		△4,433	—
Income from sales of intangible fixed assets		—	3,520
Expenditures from loans		△4,279,500	△1,987,297
Income from the withdrawal of loans		2,730,100	1,175,324
Other		3,736	756
Cash flow from investing activities		△2,482,896	△1,168,625
III Cash flow from financing activities			
Net decrease in short term borrowings		△33,622	289,358
Expenditures for the repayment of long term borrowings		△196,922	△59,516
Income from long term borrowings		223,194	—
Income from share issuance		1,720,392	836,324
Expenditure for purchase of stock subscription warrants		△10,080	—
Expenditure for the acquisition of treasury stock		△187,511	—
Cash flow from financing activities		1,515,450	1,066,166
IV Translation difference of cash and cash equivalents		△10,416	△625
V Increase (△decrease) in cash and cash equivalents		△1,905,746	286,163
VI Cash and cash equivalents at the beginning of the term		2,322,578	416,832
VII Cash and cash equivalents at the end of the term	* 1	416,832	702,996

(5) Doubts on the premise of going concern

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
———	This group recorded an operating loss of JPY1,796,524,000 in the term to March 2007, and a net loss on the term of JPY6,169,368,000. In the term to March 2008, we made an operating loss of JPY1,092,523,000 and a net loss on the term of JPY6,240,426,000. Therefore, the situation is such as to cast doubts on the premise of the going concern. Therefore, to relieve said situation and achieve an early recovery of business performance, this group will review each operation and proceed with business strategy reform as follows. 1. In our leisure operation, we will operate all-weather facilities, cooperate with neighboring communities, and control costs by restricting marketing management expenses, thereby substantially improving customer appeal and reinforcing profitability. We also sponsor the J1 soccer team Oita Trinita, using the advertising effect to raise our image nationwide and build our strength in the sports entertainment field. 2. In our entertainment and content business, we will build our production content portfolio in areas such as movies, commercials and dramas, to disperse risks and promote the reconstruction of our operating base. We will also use production of continuing content and cross-media extension to stabilize revenue and expand operations. We are also considering participating in large projects such as global remake works, as mentioned in "Notice of business cooperation with Design Exchange Inc.", disclosed on 21st February 2008, as a way of expanding revenue. 3. In our investment operations, we aim to improve cashflow, which has been affected by appraisal and sale losses on owned securities, and reduce and review the scale of our operations. As one element in that process, we will review our investment portfolio, so that rather than centering it on pure investments with a view to capital gains, it will nurture companies that can become central to our group, thereby stabilizing profits and raising the level of our group operations. 4. We will consider means for strengthening our profit rates and obtaining funds, in order to improve our financial position. Therefore, these consolidated financial statements have been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the consolidated financial statement.

(6) Basics concerning the preparation method of the consolidated financial statement

Item	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
1 Scope of consolidation	(1) Consolidated subsidiaries ----------- 6 (5 in Japan) (One Abroad) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Izu Skyline Country Co., Ltd. (Formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) Animal Film Bond Company Co., Ltd. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed (New) Company additions resulting from share acquisition and incorporation of new company: 3 companies (Exclusion) Reduction by sale of shares, 1 company (2) Non-consolidated subsidiaries------- 0	(1) Consolidated subsidiaries ------------ 7 (6 in Japan) (One Abroad) Main consolidated subsidiaries: (Domestic subsidiaries) Basara Pictures Co., Ltd. Omega Project Co., Ltd. Saboten Park and Resort Co., Ltd. Izu Skyline Country Co., Ltd. Animal Film Bond Company Co., Ltd. Flacoco Inc. (Overseas subsidiaries) Omega Project Co., Ltd. (Korea) Status Changed (New) Increased by acquisition of shares 1 company (2) Non-consolidated subsidiaries------- 0
2 Application of the Equity Method Companies	(1) No. of companies to which the equity method applies------------2 companies M3 Entertainment Corporation Grandport Co., Ltd (Formerly Korea Tender Inc.) Status Changed (New) Increased by acquisition of shares 1 companies (Exclusion) Transfer to consolidated subsidiary due to additional purchase of shares 1 company Decrease due to reduction in share held 1 company (2) Unconsolidated subsidiaries and affiliated companies to which the equity method does not apply: None (3) Of our affiliate companies subject to the equity method, the term accounts settlement date for Grandport Co., Ltd (formerly Korea Tender Inc.) is December 31st. As the consolidated accounts settlement date is within three months of the date that this equity method company's accounts were settled, the equity method has been applied based on the financial statements issued by the company for its fiscal year. Additionally, although the accounts settlement date of M3	(1) No. of companies to which the equity method applies------------- 1 company M3 Entertainment Corporation Status Changed (Excluded) Decrease due to reduction in share held 1 company (2) Unconsolidated subsidiaries and affiliated companies to which the equity method does not apply: None (3) Among our equity method affiliates, the accounts settlement date of M3 Entertainment Corporation is September 30, but as it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

Item	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
	Entertainment Corporation is September 30, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.	
3 Accounting Year of Consolidated Subsidiaries	Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd.(Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, for important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.) is September 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.	Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd.(Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, for important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Co., Ltd. is December 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.
4 Accounting Standards (1) Evaluation standards and evaluation methods for important assets	i Securities Sale purpose securities Market price (Cost of products sold are calculated according to moving-average method) Other stocks and bonds Items with market value Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders` net equity; with sale cost mainly determined using the moving average cost) Securities with no market price: Cost accounting method based on moving average method	i Securities Sale purpose securities Same as on the left Other stocks and bonds Items with market value Same as on the left Securities with no market price: Same as on the left ii Inventories a Products Cost accounting method based on the individual method At the same time, however, cost accounting method by the moving average method, is used for a part of the subsidiaries. b Goods in process Cost accounting method based on the individual method

Item	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
		c Materials Cost accounting method based on moving average method d Film distribution rights Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years' digits method. e TV broadcasting rights Written off using equal installment method according to the term of each right. iii Derivatives Same as on the left
(2) Method for depreciating important depreciable assets	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years	i Tangible fixed assets: Declining balance method The main periods of useful life are shown below. At the same time, straight-line method is used for a part of the subsidiaries. Buildings: 7 to 50 years Facilities pertaining to buildings: 3 to 18 years Building structures: 2 to 50 years Machines: 2 to 8 years Automotive equipment: 2 to 6 years Machinery and equipment: 2 to 20 years (Change of Accounting Policies) With revisions to the corporation tax law (law on partial revision of the income tax law, 30th March 2007, law No.6 and administrative order on partial revision of the corporation tax law, 30th March 2007, administrative order No.83), we have changed to accounting methods based on the revised corporation tax law for machinery acquired after 1st April 2007. The changes are minor, and will have no impact on profit and loss. Additional information Starting from the current consolidated fiscal year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level. The changes are minor, and will have no impact on profit and loss.

Item	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
	ii Intangible fixed assets Straight-line method In regard to the software that our company uses, a straight-line method is used on the usable period in the company (3 to 5 years) iii Straight-line method for long-term advance charges	ii Intangible fixed assets Same as on the left iii Straight-line method for long-term advance charges
(3) Standard for converting foreign currency assets and liabilities to Japanese currency	Debts and credits in foreign currency is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is handled as gain and loss. Also, the assets and liabilities of subsidiaries abroad is converted to yen currency at the closest exchange rate from the fiscal year accounting data, and the difference is included in the amortization of currency exchange and minority equity in the net asset section.	Same as on the left
(4) Standards for reckoning important reserve funds	i Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans. ii Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the end of the current consolidated accounting year. iii Reserve funds for retirement benefits for directors In order to provide for future allowances of retirement benefits for directors, to be reckoned as a necessary period-end provision based on internal standards. iv Provision for accrued bonuses This is to be applies to expenditure on bonuses paid to employees, so it is determined on the basis of anticipated payments.	i Allowance for doubtful accounts Same as on the left ii Reserve funds for retirement benefits { Same as on the left iii Reserve funds for retirement benefits for directors Same as on the left iv Provision for accrued bonuses Same as on the left

Item	Last consolidated fiscal year (from April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)
(5) Standards for reckoning earnings and expenses	In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale. In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.	Same as on the left
(6) Processing methods for important lease transactions	Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left
(7) Important hedge accounting methods	i Methods for hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. ii Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan iii Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary. iv Effective evaluation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	i Methods for hedge accounting Same as on the left ii Hedging instrument and hedge objective Same as on the left iii Hedging policy Same as on the left iv Effective evaluation method of hedging Same as on the left

Item	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(8) Important items for drafting other financial statements	i Accounting processing for consumption tax etc. A before-tax method is used. ii Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.	i Accounting processing for consumption tax etc. Same as on the left ii Account processing of securities in business investment account Same as on the left
5 Items relating to the evaluation of assets and liabilities of consolidated subsidiaries	An extensive current price evaluation method is employed for evaluation of assets and liabilities of consolidated subsidiaries.	Same as on the left
6 Amortization of goodwill	For amortization of goodwill, as a general rule, uniform repayments are carried out over a 20 year period.	In cases where the period in which effects are realized can be rationally estimated, amortization of goodwill applies the straight-line method over the estimated period. However, where the value involved is trivial, lump-sum depreciation is used at the time of occurrence.
7 Scope of funds for the consolidated cash flow statement	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.	Same as on the left

(Change of Accounting Processes)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(Accounting standards for the indication of net assets in balance sheets) Starting this consolidated year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY6,159,631,000. From this consolidated year, the company will employ the revised Consolidated Financial Statement rules for net assets in the Consolidated Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this year, the company is applying the "Accounting method on stock subscription", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, the unadjusted net current losses on the term, such as sales losses, ordinary losses, and taxes increased 56,880 thousand yen.	――――――――――

(Changes in Accounting Titles and Classification)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(Consolidated balance sheet) 1. "Consolidation adjusting account" from the previous fiscal term is indicated as "goodwill" from this consolidated fiscal term. 2. From this year, provision for accrued bonuses will be stated in categories. The provision for accrued bonuses in the preceding term was JPY12,040,000 (recorded under liquid liabilities "Others"). (Consolidated financial statements) 1. "New share issue expense amortization" from the previous fiscal term is indicated as "stock delivery fees" from this consolidated fiscal term. 2. "Exchange gains and losses", which was included under the "Others" of Non-operating income in the previous consolidated accounting year, is stated as a separate category from this year. The "Exchange gains and losses" included in "Others" under Non-operating income in the previous consolidated accounting year amounted to JPY6,127,000. (Consolidated cash flow statement) "Amortization of consolidation adjusting account" from the previous fiscal term is indicated as "amortization of goodwill" from this consolidated fiscal term.	(Consolidated balance sheet) 1. In the previous consolidated fiscal year, "Money in custody" included under "others" of current liabilities exceeded over 5/100 of total assets. Therefore, we will separate the section from this consolidated fiscal year. The "Money in custody" during the last fiscal year included as "Others" in current assets amounted to JPY12,256,000. 2. In the previous consolidated fiscal year, "Money in custody from members" included under "others" of fixed liabilities exceeded over 5/100 of total assets. Therefore, we will separate the section from this consolidated fiscal year. The "Money in custody from members" during the last fiscal year included as "Others" in current assets amounted to JPY394,830,000.

(8) Notes concerning the Consolidated Financial Statement
(Notes on the consolidated balance sheet)

Previous consolidated fiscal year (March 31, 2007)	This consolidated fiscal year (March 31, 2008)
* 1 Matters regarding our affiliated companies are as stated below. Stocks in affiliated companies JPY662,713,000 2 Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. JPY194,670,000 Regarding losses and awards in litigation On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (a sum of JPY59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. The judgment of the court on March 14, 2007 ordered that our company should pay the amount of JPY2,835,000,000. Said payment has been completed in April 2007, and the action is concluded. (2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved. 3 ――――――――	* 1 Matters regarding our affiliated companies are as stated below. Stocks in affiliated companies JPY75,455,000 2 Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the non-consolidated company below mentioned. Sweet Basil Inc. JPY181,470,000 3 Notes receivable endorsed price JPY41,400,000

(Notes to the consolidated income statement)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)

* 1 Main items and values of the marketing and general administrative expenses are:

Salary	JPY526,704,000
Commissions paid	200,876
Bonuses	60,968
Provision for accrued bonuses	60,653
Provision for directors' retirement allowance	9,711
Retirement allowance expenditure	52,971

* 2 ――――――――

* 3 The loss on retirement of fixed assets consists of office equipment to the value of JPY5,000.

* 4 ――――――――

This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

* 1 Main items and values of the marketing and general administrative expenses are:

Salary	JPY562,717,000
Commissions paid	370,783
Provision for accrued bonuses	104,971
Provision for directors' retirement allowance	3,863
Retirement allowance expenditure	17,104

* 2 The profit on retirement of fixed assets consists of land with attached buildings to the value of JPY2,151,000.

* 3 The loss on retirement of fixed assets consists JPY944,000 of facilities pertaining to buildings, and JPY1,206,000 of office equipment.

* 4 Loss on impairment

This group has recorded losses on impairment in the following asset groups

Venue	Application	Type	Loss on impairment (JPY x1,000)
Shinagawa ward, Tokyo	Assets mainly related to motion picture operation	Buildings, Others	7,929
Ito City, Shizuoka Prefecture	Assets related to the leisure business	Buildings and structures, Others	136,214
Futtsu City, Aichi prefecture	Assets related to investment business	Buildings	57,221

This group uses grouping of business assets based on management accounting categories in order to keep continuous track of profit and loss.

In our business assets, operations which continuously record negative profit and loss figures from operating activities are individually scrutinized for signs of impending losses, and for operations for which the recoverable value falls short of the book value, we reduce the book value to the recoverable value. This group assesses recoverable value at the true sale value.

Notes to the consolidated statement of capital stock variation

Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Matters related to shares outstanding

Type of share	End of JPY consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	68,956	8,149	–	77,105

(General outline of changes)

The main reasons for the increase are as follows:

1. Exercise of our 2nd stock subscription warrants 4,000 shares
2. Increase due to exercise of rights to stock subscription warrants issued by third parties. 8,145 shares

2 Matters related to treasury stock

Type of share	End of JPY consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	159	2,500	2,500	159

Notes 1. The increase of 2,500 shares of common treasury stock was due to increased market purchases.

2 The decrease of 2,500 shares of common treasury stock was due to a reduction in transfers to Union Holdings Co., Ltd.

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number target stock subscription warrants (Thousand shares)				Amount outstanding at the end of this consolidated fiscal year (Thousand JPY)
			End of the previous consolidated fiscal year	Increase	Decrease	End of this consolidated fiscal year	
Submitted company	Stock subscription warrants issued by third party	Common shares	29,285	—	29,285	—	—
	Stock subscription warrants	—					56,880
consolidated subsidiaries	—	—					—
Total		—					56,880

Notes 1. The number of shares represent the maximum number of shares that may be exercised.

2. Summary of reasons for changes in numbers of target shares

The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise and purchase of rights.

4 Matters related to dividends

(1) Amount of dividends

Nothing relevant to report.

(2) Of which the base date belongs to the current consolidated fiscal term, the effective date of dividends belongs to next consolidated fiscal term.

Nothing relevant to report.

Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

1 Matters related to shares outstanding

Type of share	End of JPY consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	77,105	34,750	—	111,855

(General outline of changes)

The main reasons for the increase are as follows:

1. Increase due to exercise of rights to stock subscription warrants issued by third parties. 34,750 shares

2 Matters related to treasury stock

Type of share	End of JPY consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares (Thousand shares)	159	—	—	159

3 Matters related to stock subscription warrants

Company Name	Content	Type of shares concerned	Number target stock subscription warrants (Thousand shares)				Amount outstanding at the end of this consolidated fiscal year (Thousand JPY)
			End of the previous consolidated fiscal year	Increase	Decrease	End of this consolidated fiscal year	
Submitted company	Stock subscription warrants issued by third party	Common shares	—	62,500	34,750	27,750	3,996
	Stock subscription warrants	—					54,099
Consolidated subsidiaries	—	—					—
Total		—					58,095

Notes 1. The number of shares represent the maximum number of shares that may be exercised.

2. Summary of reasons for changes in numbers of target shares

The increase in the number of stock subscription warrants issued by allocation to third party is due to issue of warrants.

The decrease in the number of stock subscription warrants issued by allocation to third party is due to exercise of rights.

4 Matters related to dividends

(1) Amount of dividends

Nothing relevant to report.

(2) Of which the base date belongs to the current consolidated fiscal term, the effective date of dividends belongs to next consolidated fiscal term.

Nothing relevant to report.

(Concerning the Consolidated Cash Flow Statement)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
*1 Relation between the balance of cash and cash equivalents at term end and the amount of title particulars on the consolidated balance sheet. (As of 31st of March 2007) Cash on hand and in banks JPY416,832,000 Time deposits with original maturities over 3 months — Cash and cash equivalents 416,832	*1 Relation between the balance of cash and cash equivalents at term end and the amount of title particulars on the consolidated balance sheet. (As of 31st of March 2008) Cash on hand and in banks JPY702,996,000 Time deposits with original maturities over 3 months — Cash and cash equivalents 702,996
*2 Overall breakdown of assets and liabilities of companies newly made consolidated subsidiaries by the acquisition of shares in this consolidated fiscal year. The breakdown of assets and liabilities at the commencement of consolidation following new consolidation by the acquisition of shares and the like as well as the relationship between the cost price of share acquisition and expenditure (net figure) for the purpose of acquisition is as follows: Name of company whose shares were acquired Saboten Park and Resort Inc., and Izu Skyline Country Club (formerly Naka-Izu Kougen Kaihatsu Co., Ltd.). (As of 1st April, 2006) Available assets JPY519,032,000 Fixed assets 1,501,699 Goodwill 254,853 Circulating liabilities △985,784 Fixed liabilities △984,103 Minor Shareholders' Equity △291,279 Acquisition cost price of new consolidated subsidiary 14,419 Cash and cash equivalents in new consolidated companies 120,375 Income due to acquisition of newly consolidated subsidiaries 105,955	*2 Overall breakdown of assets and liabilities of companies newly made consolidated subsidiaries by the acquisition of shares in this consolidated fiscal year. The breakdown of assets and liabilities at the commencement of consolidation following new consolidation by the acquisition of shares and the like as well as the relationship between the cost price of share acquisition and expenditure (net figure) for the purpose of acquisition is as follows: Name of company whose shares were acquired Flacoco Inc. (As of the 31st of May 2007) Available assets JPY30,286,000 Fixed assets 1,229 Goodwill 3,674 Circulating liabilities △189 Fixed liabilities △25,000 Minor Shareholders' Equity — Acquisition cost price of new consolidated subsidiary 10,000 Cash and cash equivalents in new consolidated companies 28,594 Income due to acquisition of newly consolidated subsidiaries 18,594
*3 Overall breakdown of assets and liabilities of companies newly removed from consolidation by the sales of shares in this consolidated fiscal year. Asia Movie Week Pte. Ltd. (Singapore) (As of the 30th of September 2006) Available assets JPY202,000 Fixed assets 776 Circulating liabilities △5,850 Fixed liabilities △13,468 Minor Shareholders' Equity 10,124 Profit on sale of shares 33,117 Value of shares sold 24,901 Cash and cash equivalents △14 Income from the sale of shares 24,887	*3 ———————

(Segment Information)

I Segment information on each type of operation

Previous consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Entertainment and contents business operations (thousands of JPY)	Investment operations (thousands of JPY)	Leisure operations (thousands of JPY)	Other operations (thousands of JPY)	Totals (thousands of JPY)	Elimination or all companies (thousands of JPY)	Consolidated (Thousand Yen)
I Sales and operating profit							
Sales							
(1) Sales to external customers	210,957	1,928,067	1,958,854	24,301	4,122,180	—	4,122,180
(2) Internal sales or transfers between segments	476	333,428	1,079	—	334,984	△334,984	—
Total	211,433	2,261,496	1,959,933	24,301	4,457,164	△334,984	4,122,180
Operating expenses	721,098	3,234,407	2,256,003	51,013	6,262,522	△343,818	5,918,704
Operating profit (△ loss)	△509,664	△972,911	△296,069	△26,712	△1,805,358	8,833	△1,796,524
II Assets, depreciation and capital expenditure							
Assets	1,165,810	4,827,750	1,831,246	16,328	7,841,137	853,283	8,694,420
Depreciation	582	2,337	59,835	145	62,900	4,017	66,917
Capital expenditure	10,175	73,905	201,980	5,922	291,984	185,162	477,147

Notes 1 Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.

Investment Business

Investment in content funds.

Leisure business

Operation and managing of theme parks and sports leisure facilities.

*It has been added as our new business segment from this consolidated fiscal term.

Other businesses

Realty business operations etc.

2 The assets included in the column of "elimination or all companies" which amounted to 853,283 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

Current consolidated fiscal year (from the 1st of April 2007 until the 31st of March 2008)

	Entertainment and contents business operations (thousands of JPY)	Investment operations (thousands of JPY)	Leisure operations (thousands of JPY)	Other operations (thousands of JPY)	Totals (thousands of JPY)	Elimination or all companies (thousands of JPY)	Consolidated (Thousand Yen)
I Sales and operating profit							
Sales							
(1) Sales to external customers	405,883	1,116,569	2,196,220	28,616	3,747,290	—	3,747,290
(2) Internal sales or transfers between segments	476	330,000	1,332	19,160	350,970	△350,970	—
Total	406,359	1,446,569	2,197,553	47,777	4,098,260	△350,970	3,747,290
Operating expenses	1,040,015	1,736,391	2,365,199	51,676	5,193,283	△353,470	4,839,813
Operating profit (△ loss)	△633,656	△289,821	△167,646	△3,899	△1,095,023	2,500	△1,092,523
II Assets, depreciation, loss on impairment and capital expenditure							
Assets	559,039	1,606,508	1,560,637	2,578	3,728,764	1,433,895	5,162,659
Depreciation	1,609	24,754	69,658	118	96,140	1,472	97,612
Loss on impairment	2,807	57,372	136,214	75	196,470	4,894	201,364
Capital expenditure	1,224	175,960	82,458	840	260,484	10,467	270,951

Notes 1 Business segments are classified considering the nature of business as follows:

Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs, and production contracts for motion pictures.

Investment Business

Investment in content funds.

Leisure business

Operation and managing of theme parks and sports leisure facilities.

2 The assets included in the column of "elimination or all companies" which amounted to 1,433,895 thousand JPY, these consist mainly of cash on hand and in banks of the parent company and assets pertaining to the administrative department.

2 Geographical segments

Previous consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

The total amount of domestic sales and total assets exceed 90% or more of total sales of all segments, and of the assets of all segments. Therefore, geographical segment information is omitted here.

Current consolidated fiscal year (from the 1st of April 2007 until the 31st of March 2008)

The total amount of domestic sales and total assets exceed 90% or more of total sales of all segments, and of the assets of all segments. Therefore, geographical segment information is omitted here.

3 Overseas sales

Previous consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

	Asia	Other	Total
I Overseas sales (Thousand JPY)	1,144,836	975	1,145,812
II Consolidated sales (Thousand JPY)	—	—	4,122,180
III Ratio of overseas sales to consolidated sales (%)	27.8	0.0	27.8

Notes 1 Countries or territories are classified according to geographical proximity, and to the region to which they belong.

2 Overseas sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Current consolidated fiscal year (from the 1st of April 2007 until the 31st of March 2008)

Since sale amount is less than the consolidated sale amount, we have abbreviated the listing of sale amount overseas.

(Notes concerning lease transactions)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)

Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Tools, furniture and fixtures	24,450	11,842	12,607
Automotive equipment	7,200	1,200	6,000
Total	72,173	47,488	24,685

Note The above mentioned amounts do not include interest expenses.

2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	JPY12,199,000
More than 1 year	JPY14,361,000
Total	JPY26,561,000

Note The above mentioned amounts do not include interest expenses.

3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	JPY12,199,000
Value equivalent to depreciation cost	JPY14,361,000
Value equivalent to the interest expense	JPY26,561,000

4 Method of calculation of the total depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

5 Method for calculation of the value equivalent to the interest cost
The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.

1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Tools, furniture and fixtures	23,530	13,123	10,406
Automotive equipment	7,200	2,640	4,560
Software	7,368	245	7,122
Total	38,098	16,009	22,088

Note The above mentioned amounts do not include interest expenses.

2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year

Within one year	JPY6,731,000
More than 1 year	JPY16,476,000
Total	JPY23,208,000

Note The above mentioned amounts do not include interest expenses.

3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost

Lease payment	JPY6,731,000
Value equivalent to depreciation cost	JPY16,476,000
Value equivalent to the interest expense	JPY23,208,000

4 Method of calculation of the total depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

5 Method for calculation of the value equivalent to the interest cost
The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

(Transactions with related parties)

Preceding consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)

1. Major corporate shareholders

Attribute	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Main corporate share-holders	Union Holdings Co., Ltd.	Itabashi ward, Tokyo	JPY17,090,000,000	Precision optical equipment operations	Owned 11.36%	Combined offices 1	Business transactions	Purchase of securities (Note 1)	974,399	Accounts due	1,035
								Assignment fees (Note 2)	13,581	Accounts payable	4,107

Business terms and procedures for deciding business terms

Notes 1 Transactions in securities are determined on the basis of Discounted Cash Flow (DCF).

2 Assignment fees are determined on the basis of equivalent wage value.

2. Subsidiaries etc.

Attribute	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Related company	M3 Entertainment Corporation	Chuo ward, Tokyo	JPY20M	Planning, creation and marketing etc. of movie content and software	21.53%	—	Financing	Cash lending (Note 1)	100,000	Accounts due	655
							Business transactions	Assignment fees (Note 2)	1,650	Long term loans receivable	100,000

Business terms and procedures for deciding business terms

Notes 1 For monetary loans, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

2 Assignment fees are determined on the basis of equivalent wage value.

Current consolidated fiscal year (from the 1st of April 2007 until the 31st of March 2008)

1. Major corporate shareholders

Attribute	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Main corporate share-holders	Union Holdings Co., Ltd.	Itabashi ward, Tokyo	JPY12,820 million	Precision optical equipment operations	0.35% Owned 9.12%	Combined offices 2	Financing Business trading	Transfer of claimable assets Transfer of claimable assets Sale of fixed assets Cash borrowing (Note 1)	125,250 326,326 165,000 610,800	Short term borrowings	385,000

Business terms and procedures for deciding business terms

Notes 1 For monetary borrowing, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

2 Due to the sale of shares in this company to Union Holdings, this ceased to be applicable to the parties concerned, as of January 16th 2008. Therefore, the transaction amount is stated as the value for the period in which the parties were involved, and the value in the Balance in the End of Term column is the balance at the time the parties ceased to be involved. Furthermore, the proportions held of shareholders' equity and voting rights are stated as at the end of this consolidated fiscal year.

2. Subsidiaries etc.

Attribute	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transactions	Amount of transaction (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relationship				
Related company	M3 Entertainment Corporation	Chuo ward, Tokyo	JPY20M	Planning, creation and marketing etc. of movie content and software	21.53%	Combined offices 1	Financing Business trading	Recovery of lending (note 1)	20,000	Long term loans receivable	80,000

Business terms and procedures for deciding business terms

Note 1 For monetary loans, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

(Notes on tax benefit accounting)

1. Breakdown of deferred tax assets and liabilities by major causative factor

(Unit: Thousand JPY)

	Previous consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
Deferred tax assets:		
Allowance for doubtful accounts	314,211	1,592,481
Loss from devaluation of inventories	175,388	418,433
Depreciation of film distribution rights	18,338	1,975
Valuation loss on investment securities	2,412,247	1,784,198
Retirement allowance provision	90,187	85,488
Loss on impairment	—	81,935
Deficit brought forward	7,828,960	9,450,098
Other	57,809	50,739
Deferred tax assets subtotal	10,897,142	13,465,351
Valuation reserve	△10,897,142	△13,465,351
Total deferred tax assets	—	—
Deferred tax liability		
Unrealized revaluation loss on other investment securities	—	—
Total deferred tax liabilities	—	—
Deferred tax assets net total	—	—

Note The total deferred tax assets are contained in the consolidated balance sheet under the following items:

(Unit: Thousand JPY)

	Previous consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
Current assets – deferred tax assets	—	—
Fixed assets – deferred tax assets	—	—
Current liabilities – deferred tax liabilities	—	—
Fixed liabilities – deferred tax liabilities	—	—

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.

Previous consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
Since we have recorded the net deficit for the period before adjustment on taxation, we do not have the record.	Same as on the left

(Concerning securities)

1 Securities available for sale with fair value

Division	Type	Previous consolidated fiscal year (March 31, 2007)			This consolidated fiscal year (March 31, 2008)		
		Acquisition cost (thousands of JPY)	Book value (thousands of JPY)	Difference (thousands of JPY)	Acquisition cost (thousands of JPY)	Book value (thousands of JPY)	Difference (thousands of JPY)
Securities whose book value exceeds their acquisition cost	Shares	801,148	897,374	96,225	—	—	—
	Subtotal	801,148	897,374	96,225	—	—	—
Securities whose book value does not exceed their acquisition cost	Shares	539,810	373,980	△165,829	951,063	747,582	△203,480
	Subtotal	539,810	373,980	△165,829	951,063	747,582	△203,480
Total		1,340,959	1,271,355	△69,603	951,063	747,582	△203,480

2 Securities available for sale sold during the last fiscal year

Last consolidated fiscal year (from the 1st of April 2006 until the 31st of March 2007)			Current consolidated fiscal year (from the 1st of April 2007 until the 31st of March 2008)		
Sale value (thousand JPY)	Total profit on sale (thousands of JPY)	Total loss on sale (thousands of JPY)	Sale value (thousand JPY)	Total profit on sale (thousands of JPY)	Total loss on sale (thousands of JPY)
4,053,946	214,887	1,187,985	3,954,154	350,473	1,551,886

3 Main securities with no market price

Division	Previous consolidated fiscal year (March 31, 2007)	This consolidated fiscal year (March 31, 2008)
	Book value (thousands of JPY)	Book value (thousands of JPY)
Other stocks and bonds		
Non listed stocks	1,118,881	70,605
Non listed bonds	141,443	127,565

4 Refund schedule of other securities with maturity

Previous consolidated fiscal year (March 31, 2007)

(Unit in thousand JPY)

Division	Within 1 year	More than 1 years, within 5 years	More than 5 years, within 10 years	More than 10 years
Claimable assets Bonds payable	—	141,443	—	—
Total	—	141,443	—	—

This consolidated fiscal year (March 31, 2008)

(Unit in thousand JPY)

Division	Within 1 year	More than 1 years, within 5 years	More than 5 years, within 10 years	More than 10 years
Claimable assets Bonds payable	—	127,565	—	—
Total	—	127,565	—	—

(Concerning derivative transactions)
Last consolidated fiscal year (from April 1, 2006 to March 31, 2007)
The presentation of notes concerning derivative transactions is omitted here, as we had deemed the issue too insufficient to disclosure together with the company's financial statements.

(Current fiscal year (from April 1, 2007 to March 31, 2008)
The presentation of notes concerning derivative transactions is omitted here, as we had deemed the issue too insufficient to disclosure together with the company's financial statements.

(Concerning the reserve for retirement benefits)

1 Outline of the retirement allowance system used

The company and its domestic consolidated companies adapted the lump-sum severance indemnities plan.

2 Details of liabilities on the reserve for retirement benefits

	Previous consolidated fiscal year (March 31, 2007)	This consolidated fiscal year (March 31, 2008)
Retirement benefit obligations (thousands of JPY)	236,338	210,065
(1) Reserve for retirement benefits (thousands of JPY)	236,338	210,065

Note The Company and the domestic subsidiaries use the simple method for accounting the retirement allowance liabilities.

3 Details of expenditure on the reserve for retirement benefits

	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
Retirement benefit costs (thousands of JPY)	52,971	17,104
(1) Service costs (thousands of JPY)	52,971	17,104

Note The Company and the domestic subsidiaries use the simple method for accounting the retirement allowance liabilities.

Notes on stock subscription warrants

Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

1 Expense amounts and stock compensation expenses for marketing and general administrative expenses in the current fiscal half year JPY56,880,000

2 Content of stock subscription warrants

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Date of resolution	March 2nd 2005	August 17th 2005	September 4th 2006	January 1st 2007
Division and number of appointee	Company directors 6 Company auditors 3 Company employees 23	Company directors 2 Company auditors 1 Company employees 19 Subsidiary directors 1 Affiliated company directors 4 Affiliated company employees 68	Company directors 3 Company auditors 3 Company employees 28	Company directors 3 Company employees 24
Share types and numbers granted Notes 1, 2	1,600,000 common shares	900,000 common shares	1,900,000 common shares	1,900,000 common shares
Date of grant	March 2nd 2005	August 25th 2005	September 4th 2006	January 16th 2007
Fixed terms	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.
Target employment term	(From March 2nd 2005 to March 9th 2005)	—	(From September 4th 2006 to September 18th 2006)	(From September 4th 2007 to September 18th 2007)
Right exercise period	from March 10th, 2005 _to March 9th 2010	From August 26th 2005 _to March 9th 2010	From September 19th 2006 _to July 6th 2011	From January 30th 2007 _to July 6th 2011

Notes 1 Indication is made after being calculated to number of shares.

2 On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share. The number of shares granted as well as exercise price has been adjusted according to the share consolidated.

3 Size of stock subscription warrants and related changes

(1) Number of stock subscription warrants (Unit: shares)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Before fixed term				
Beginning of term	—	—	—	—
Grant	—	—	1,900,000	1,900,000
Invalidation	—	—	—	—
Fixed term	—	—	1,900,000	1,900,000
Unconfirmed	—	—	—	—
After fixed term				
Beginning of term	1,300,000	795,000	—	—
Fixed term	—	—	1,900,000	1,900,000
Exercise of rights	—	4,000	—	—
Invalidation	160,000	157,000	50,000	30,000
Unexercised remainder	1,140,000	634,000	1,850,000	1,870,000

Note Indication is made after being calculated to number of shares.

(2) Unit price information (Unit: JPY)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Right issue price	260	215	140	84
Average share price at the time of exercise	163.5	163.5		
Fair evaluation value (Grant date)	(Note)	(Note)	19	15

Note These are stock subscription warrants granted before the change in corporate law, so they are not stated.

4 Estimation method for fair evaluation of stock subscription warrants

The [1] 3rd stock option and [2] 4th stock option granted within this consolidated fiscal year are estimated for fair value by the method below.

[1] Assessment method used Black-Scholes model

[2] Main reference values and estimation methods

		Stock options [1] and [2]
Share variability	(Note 1)	[1] 16.87%, [2] 21.98%
Anticipated retention period	(Note 2)	[1] Two years and five months, [2] Two years and three months
Anticipated dividend	(Note 3)	–
Risk-free interest rate	(Note 4)	[1] 0.8%, [2] 0.8%

Notes 1 [1] Calculation is based on the share value (JASDAQ average) recorded over an 8 month period (from January 2006 to August 2006).
[2] Calculation is based on the share value (JASDAQ average) recorded over a one year period (from January 2006 to December 2006).
2 In the absence of adequate accumulated data, it is difficult to make reasonable estimates, but we have estimated on the assumption of exercise at the midpoint of the rights exercise period.
3 Based on the dividend performance in the term to March 2006.
4 This is the bond yield in the period corresponding to the anticipated retention period.

5 Estimation method for number of stock subscription warrant rights confirmed

Basically, as it is difficult to make a reasonable estimate of the number of future invalidations, our method is to reflect only the number of invalidations recorded to date.

Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

1 Value recorded as profit in this consolidated fiscal year due to invalidated caused by non-exercise
Special profits on redemption of stock subscription warrants JPY2,781,000

2 Content of stock subscription warrants

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Date of resolution	March 2nd 2005	August 17th 2005	September 4th 2006	January 1st 2007
Division and number of appointee	Company directors 3 Company auditors 1 Company employees 15	Company directors 1 Company employees 1 Subsidiary directors 1 Affiliated company directors 4 Affiliated company employees 67	Company directors 3 Company auditors 2 Company employees 21	Company directors 3 Company employees 20
Share types and numbers granted Notes 1, 2	1,010,000 common shares	612,000 common shares	1,790,000 common shares	1,740,000 common shares
Date of grant	March 2nd 2005	August 25th 2005	September 4th 2006	January 16th 2007
Fixed terms	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.	Employment from the date of grant to right fixed date.
Target employment term	(From March 2nd 2005 to March 9th 2005)	—	(From September 4th 2006 to September 18th 2006)	(From September 4th 2007 to September 18th 2007)
Right exercise period	from March 10th, 2005 _to March 9th 2010	From August 26th 2005 _to March 9th 2010	From September 19th 2006 _to July 6th 2011	From January 30th 2007 _to July 6th 2011

Notes 1 Indication is made after being calculated to number of shares.

2 On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share. The number of shares granted as well as exercise price has been adjusted according to the share consolidated.

3 Size of stock subscription warrants and related changes

(1) Number of stock subscription warrants (Unit: shares)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Before fixed term				
Beginning of term	—	—	—	—
Grant	—	—	1,900,000	1,900,000
Invalidation	—	—	—	—
Fixed term	—	—	1,900,000	1,900,000
Unconfirmed	—	—	—	—
After fixed term				
Beginning of term	1,140,000	634,000	1,850,000	1,870,000
Fixed term	—	—	—	—
Exercise of rights	—	—	—	—
Invalidation	130,000	22,000	60,000	130,000
Unexercised remainder	1,010,000	612,000	1,790,000	1,740,000

Note Indication is made after being calculated to number of shares.

(2) Unit price information (Unit: JPY)

	1st stock subscription warrants	2nd stock subscription warrants	3rd stock subscription warrants	4th stock subscription warrants
Right issue price	260	215	140	84
Average share price at the time of exercise	—	163.5	—	—
Fair evaluation value (Grant date)	(Note)	(Note)	19	15

Note These are stock subscription warrants granted before the change in corporate law, so they are not stated.

4 Estimation method for fair evaluation of stock subscription warrants

The [1] 3rd stock option and [2] 4th stock option granted within this consolidated fiscal year are estimated for fair value by the method below.

[1] Assessment method used Black-Scholes model

[2] Main reference values and estimation methods

		Stock options [1] and [2]
Share variability	(Note 1)	[1] 16.87%, [2] 21.98%
Anticipated retention period	(Note 2)	[1] Two years and five months, [2] Two years and three months
Anticipated dividend	(Note 3)	–
Risk-free interest rate	(Note 4)	[1] 0.8%, [2] 0.8%

Notes 1 [1] Calculation is based on the share value (JASDAQ average) recorded over 8 months (from January 2006 to August 2006).

[2] Calculation is based on the share value (JASDAQ average) recorded over one year (from January 2006 to December 2006).

2 In the absence of adequate accumulated data, it is difficult to make reasonable estimates, but we have estimated on the assumption of exercise at the midpoint of the rights exercise period.

3 Based on the dividend performance in the term to March 2006.

4 This is the bond yield in the period corresponding to the anticipated retention period.

5 Estimation method for number of stock subscription warrant rights confirmed

Basically, as it is difficult to make a reasonable estimate of the number of future invalidations, our method is to reflect only the number of invalidations recorded to date.

(Corporate consolidation etc.)

Preceding consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Nothing relevant to report.

Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

Nothing relevant to report.

(Per share information)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)		This consolidated fiscal year (From April 1, 2007 to March 31, 2008)	
Net assets per share	JPY80.05	Net assets per share	JPY5.99
Net deficit for the term per share	JPY81.13	Net deficit for the term per share	JPY76.31
The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.		Same as on the left	

Note Basic structure for calculation

1 Net assets per share

	Preceding consolidated fiscal year As of 31st of March 2007	This consolidated fiscal year As of 31st of March 2008
Total net assets on the balance sheet (thousands of yen)	6,544,611	1,047,748
Net assets related to common shares (thousands of yen)	6,159,631	669,547
Difference between total net assets on the balance sheet and net asset related to common shares, as used in calculation of net assets per share (thousands of yen).	384,980	378,201
Main elements of the disparity (thousands of JPY)		
Share options	56,880	58,095
Minor Shareholders' Equity	328,100	320,106
Number of outstanding common shares (Shares)	77,105,272	111,855,272
Number of treasury stock (shares)	159,983	159,983
Number of common shares used to calculate net asset per share (shares)	76,945,289	111,695,289

2 The basis for calculation of per-share net deficit for the term and fully diluted net loss per share is as stated below.

	Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
Net deficit for the term per share		
Net deficit for the term (thousands of JPY)	6,169,368	6,240,426
Amount not attributable to common shareholders (thousands of JPY)	—	—
Net loss for the term related to common shares (thousands of JPY)	6,169,368	6,240,426
Average number of shares of common stock in the term (shares)	76,043,434	81,780,672
Fully diluted net loss per share		
Recurrent net loss after adjustment (thousands of JPY)	—	—
Increase in common stock (shares)	—	—
(Number of stock subscription warrants within that increase (shares))	—	—
Outline of the latency shares, having only a weak effect for the calculation of the net loss per share of latency share adjustment.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,500 rights, January 16, 2005, 18,700 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 10,100 rights, August 17, 2005, 6,120 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at extraordinary general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 17,900 rights, January 16, 2005, 17,400 rights. [3] 111 stock subscription warrants by third-party allocation, determined by the meeting of the board of directors on December 28th 2007.

(Important events subsequent to the balance sheet day)

Preceding consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
————	1. The issue of stock subscription warrants (stock options) Specific details of the "issue of stock subscription warrants as stock options", which was approved at the 32nd Ordinary General Meeting of Shareholders on June 27th 2007, were determined on April 21st 2008. (1) Date of issue of stock subscription warrants April 22nd 2008 (2) Number of stock subscription warrants issued 38,000 (3) Issue price of stock subscription warrants No monetary payment required (4) Type and number of shares allocated for stock subscription warrants 3,800,000 common shares in this company (5) Value of payment on exercise of stock subscription warrants JPY2,100 (JPY21 per share) (6) Total issue price of shares issued through the exercise of stock subscription warrants JPY79,800,000 (7) Exercise period for stock subscription warrants From April 22nd 2008 to July 6th 2012 (8) Capital stock and capital reserves increased by shares issued through exercise of this stock subscription warrant In the event of issue of shares through exercise of stock subscription warrants, the increase in capital stock shall be 0.5 times the calculated value of increase in capital stock etc. (rounding up remainders of less than 1), in accordance with Article 40, clause 1 of the company accounting regulations. The value not recorded as capital stock shall be made capital reserve. (9) Stock subscription warrant allocation parties and the number of stock subscription warrants allocated. Directors in this company 6 (total 37,000) Employees of this company 1 (total 1,000) Totals 7 (total 38,000)

(5) Non-consolidated financial statement

(1) Balance Sheet

Division	Note symbol	Last fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2008) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Assets)									
I Current assets									
1 Cash on hand and in banks			236,783			544,950			308,166
2 Accounts receivable	*1		1,102,217			229,265			△872,951
3 Securities held in trade account			117,762			1,691			△116,070
4 Securities in business investment account			2,116,796			134,375			△1,982,421
5 Film distribution rights etc.			300,416			76			△300,339
6 Advance payments			—			59,000			59,000
7 Advance charges			38,417			6,687			△31,730
8 Short-term loans receivable	*1		1,174,403			754,825			△419,578
9 Accounts due			169,239			214,520			45,281
10 Advances paid			—			59,616			59,616
11 Sponsor rights			—			183,333			183,333
12 Other			161,125			37,754			△123,371
13 Allowance for doubtful accounts			△576,726			△247,207			329,519
Total current assets			4,840,436	72.9		1,978,891	58.3		△2,861,543
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures		185,298			358,663				
Total depreciation cost		3,653	181,644		13,525	345,138			163,494
(2) Tools, furniture and fixtures		34,614			49,534				
Total depreciation cost		5,087	29,527		1,029	48,504			18,977
(3) Automotive equipment		2,857			2,857				
Total depreciation cost		2,057	799		2,604	252			△547
(4) Land			54,843			37,557			△17,285
Total tangible fixed assets			266,814	4.0		431,453	12.7		164,638

Division	Note symbol	Last fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2008) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
2 Intangible fixed assets									
(1) Software			3,690			—			△3,690
(2) Telephone subscription rights			1,950			—			△1,950
(3) Other			388			—			△388
Total intangible fixed assets			6,029	0.1		—	0.0		△6,029
3 Investments and other assets									
(1) Investment account securities			202,932			683,813			480,880
(2) Affiliates' shares			926,211			160,402			△765,809
(3) Affiliates' bonds			590,500			100,000			△490,500
(4) Investment loss reserve			△430,000			—			430,000
(5) Long-term loans receivable			1,080,000			1,290,879			210,879
(6) Long-term operating receivables			126,078			1,866,682			1,740,603
(7) Long-term advance charges			350			—			△350
(8) Deposits and guarantees received			77,147			39,463			△37,684
(9) Other			3,980			3,980			—
(10) Allowance for doubtful accounts			△1,047,258			△3,158,791			△2,111,532
Total investments and other assets			1,529,942	23.0		986,428	29.0		△543,514
Total fixed assets			1,802,786	27.1		1,417,881	41.7		△384,904
Total assets			6,643,222	100.0		3,396,773	100.0		△3,246,499

Division	Note symbol	Last fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2008) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Liabilities)									
I Circulating liabilities									
1 Trade accounts payable			65,566			1,115,984			1,050,418
2 Short-term borrowings			—			260,000			260,000
3 Accounts payable			595,559			379,094			△216,465
4 Accrued taxes on income			13,409			5,804			△7,604
5 Accrued consumption tax			8,937			2,567			△6,370
6 Accrued expenses			5,092			11,986			6,893
7 Advance receipts			3,858			2,153			△1,704
8 Money in custody			4,186			672,904			668,717
9 Provision for accrued bonuses			13,247			14,728			1,481
Total current liabilities			709,857	10.7		2,465,224	72.6		1,755,366
II Fixed liabilities									
1 Reserve for retirement benefits			11,358			17,505			6,147
2 Reserve for retirement allowance for directors			26,825			30,688			3,863
3 Deposits and guarantees received			300			300			—
4 Other			166			—			△166
Total fixed liabilities			38,649	0.6		48,494	1.4		9,845
Total liabilities			748,507	11.3		2,513,719	74.0		1,765,212

Division	Note symbol	Last fiscal year (31 March 2007) Amount (Thousands of JPY)		Share (%)	This fiscal year (31 March 2008) Amount (Thousands of JPY)		Share (%)	Increase/Decrease Amount (Thousands of JPY)	
(Net Assets)									
I Shareholders' equity									
1 Capital			4,239,467	63.8		4,691,217	138.1		451,750
2 Capital surplus									
(1) Capital reserves		4,500,912			387,254				
(2) Other capital surplus		3,015,293			3,015,293				
Total capital surplus			7,516,206	113.1		3,402,547	100.2		△4,113,658
3 Retained earnings									
Retained earnings									
Carry-over retained earnings		△5,834,767			△7,051,858				
Total earned surplus			△5,834,767	△87.8		△7,051,858	△207.6		△1,217,090
4 Treasury stock			△13,467	△0.2		△13,467	△0.4		—
Total shareholders' equity			5,907,438	88.9		1,028,439	30.3		△4,878,999
II Variance of estimate									
Unrealized revaluation loss on other investment securities			△69,603			△203,480			
Total variance of estimate			△69,603	△1.0		△203,480	△6.0		△133,876
III Stock subscription warrants			56,880	0.8		58,095	1.7		1,215
Total net assets			5,894,715	88.7		883,053	26.0		△5,011,661
Total of liabilities and net assets			6,643,222	100.0		3,396,773	100.0		△3,246,449

(2) Income Statement

Division	Note symbol	Preceding fiscal year (from 1st of April 2006 to the 31st of March 2007) Amount (Thousands of JPY)		Ratio (%)	This fiscal year(From 1st of April 2007 to the 31st of March 2008) Amount (Thousands of JPY)		Ratio (%)	Increase/Decrease Amount (Thousands of JPY)	
I. Sales									
1 Music and motion picture business		19,277			21,031			1,753	
2 Management consulting fees	*1	330,000			330,000			—	
3 Sales of business investment account securities		1,887,096			1,108,950			△778,145	
4 Other sales	*2	24,301	2,260,675	100.0	47,777	1,507,759	100.0	23,475	△752,915
II Cost of sales									
1 Music and motion picture business		115,116			84,080			△31,036	
2 Operating losses on securities in business investment accounts		20,408			552,003			531,594	
3 Cost of sales of business investment account securities		2,821,684	2,957,210	130.8	916,476	1,552,559	103.0	△1,905,208	△1,404,650
Gross loss on sales			696,534	△30.8		44,800	△3.0		651,734
III Selling and general administrative expenses	*3		664,527	29.4		799,068	53.0		134,541
Operating loss			1,361,062	△60.2		843,869	△56.0		517,192

		Preceding fiscal year (from 1st of April 2006 to the 31st of March 2007)			This fiscal year(From 1st of April 2007 to the 31st of March 2008)			Increase/Decrease	
Division	Note symbol	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)	
IV. Non- operating income									
1 Interest received		162,247			60,519			△101,727	
2 Exchange gain and loss		19,601			8,413			△11,187	
3 Appraisal profit on commodity futures trading		4,160			6,640			2,479	
4 Other		29,600	215,609	9.5	26,532	102,105	6.8	△3,068	△113,503
V Non- operating expenses									
1 Interest paid		—			11,725			11,725	
2 Loss on insurance surrender		50,443			—			△50,443	
3 Stock delivery fee		5,466			1,114			△4,352	
4 Legal settlements		11,012			—			△11,012	
5 Other		14,344	81,267	3.6	17,903	30,743	2.0	3,558	△50,524
Ordinary loss			1,226,720	△54.3		772,506	△51.2		454,213
VII Extraordinary profits									
1 Profit on sales of investment securities		7,463			—			△7,463	
2 Loss on retirement of fixed assets	* 4	—			1,011			1,011	
3 Profits on redemption of stock subscription warrants		—			2,781			2,781	
4 Gain from forgiveness of debt, etc.		11,137			1,142			△9,994	
5 Other		891	19,492	0.9	—	4,935	0.3	△891	△14,557
VII Extraordinary losses									
1 Loss on transfer of debts		288,150			—			△288,150	
2 Loss from devaluation of inventories		—			590,531			590,531	
3 Loss on impairment	* 5	—			62,663			62,663	
4 Appraisal losses on securities in business investment account		2,893,402			1,500,334			△1,393,067	
5 Appraisal loss on investment securities		1,610			2,355			745	
6 Investment loss reserve		430,000			—			△430,000	
7 Profit on sales of investment securities		9,637			—			△9,637	
8 Provision for doubtful accounts		1,481,683			1,782,012			300,329	
9 Appraisal losses on affiliates' shares		170,000			1,006,514			836,514	
10 Other		16,704	5,291,188	234.0	4,779	4,949,192	328.2	△11,924	△341,996
Net loss pre taxes			6,498,416	△287.4		5,716,763	△379.1		781,653
Corporation, resident and business taxes			1,818	0.1		1,240	0.1		△578
Current net loss			6,500,235	△287.5		5,718,003	△379.2		782,231

(3) Statement of Capital Stock Variation

Preceding fiscal year (From 1st of April 2006 to the 31st of March 2007)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousands of JPY)	3,371,405	3,639,666	3,055,743	6,695,409
Variation during this fiscal year				
Issuance of new shares	868,062	861,246	—	861,246
Current net loss	—	—	—	—
Acquisition of treasury stock	—	—	—	—
Disposal of treasury stock	—	—	△40,450	△40,450
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	868,062	861,246	△40,450	820,796
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	4,500,912	3,015,293	7,516,206

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders` equity
	Retained earnings	Total earned surplus		
	Carry-over retained earnings			
Balance as of March 31, 2006 (thousands of JPY)	665,467	665,467	△36,405	10,695,876
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Current net loss	△6,500,235	△6,500,235	—	△6,500,235
Acquisition of treasury stock	—	—	△187,511	△187,511
Disposal of treasury stock	—	—	210,450	169,999
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	△6,500,235	△6,500,235	22,938	△4,788,438
Balance as of March 31, 2006 (thousands of JPY)	△5,834,767	△5,834,767	△13,467	5,907,438

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousands of JPY)	228,309	228,309	13,530	10,937,716
Variation during this fiscal year				
Issuance of new shares	—	—	—	1,729,308
Current net loss	—	—	—	△6,500,235
Acquisition of treasury stock	—	—	—	△187,511

Disposal of treasury stock	—	—	—	169,999
Variation during this fiscal year other than shareholders' equity (net value)	△297,913	△297,913	43,350	△254,563
Total variation during this fiscal year (thousands of JPY)	△297,913	△297,913	43,350	△5,043,001
Balance as of March 31, 2006 (thousands of JPY)	△69,603	△69,603	56,880	5,894,715

This fiscal year (From 1st of April 2007 to the 31st of March 2008)

	Shareholders' Equity			
	Capital stock	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance as of March 31, 2006 (thousands of JPY)	4,239,467	4,500,912	3,015,293	7,516,206
Variation during this fiscal year				
Reversal of capital reserves	—	△4,500,912	4,500,912	—
Transfer from other capital surplus to other retained earnings	—	—	△4,500,912	△4,500,912
Issuance of new shares	451,750	387,254	—	387,254
Current net loss	—	—	—	—
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	451,750	△4,113,658	—	△4,113,658
Balance as of March 31, 2008 (thousands of JPY)	4,691,217	387,254	3,015,293	3,402,547

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings	Total earned surplus		
	Carry-over retained earnings			
Balance as of March 31, 2006 (thousands of JPY)	△5,834,767	△5,834,767	△13,467	5,907,438
Variation during this fiscal year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	4,500,912	4,500,912	—	—
Issuance of new shares	—	—	—	839,004
Current net loss	△5,718,003	△5,718,003	—	△5,718,003
Variation during this fiscal year other than shareholders' equity (net value)	—	—	—	—
Total variation during this fiscal year (thousands of JPY)	△1,217,090	△1,217,090	—	△4,878,999
Balance as of March 31, 2008 (thousands of JPY)	△7,051,858	△7,051,858	△13,467	1,028,439

	Variance of Estimate		Share options	Total net assets
	Unrealized revaluation loss on other investment securities	Total variance of estimate		
Balance as of March 31, 2006 (thousands of JPY)	△69,603	△69,603	56,880	5,894,715

Variation during this fiscal year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	—	—	—	—
Issuance of new shares	—	—	—	839,004
Current net loss	—	—	—	△5,718,003
Variation during this fiscal year other than shareholders' equity (net value)	△133,876	△133,876	1,215	△132,661
Total variation during this fiscal year (thousands of JPY)	△133,876	△133,876	1,215	△5,011,661
Balance as of March 31, 2008 (thousands of JPY)	△203,480	△203,480	58,095	883,053

(4) Doubts on the premise of going concern

Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
	This company recorded an operating loss of JPY1,361,062,000 in the term to March 2007, and a net loss on the term of JPY6,500,235,000. In the term to March 2008, we made an operating loss of JPY843,869,000 and a net loss on the term of JPY5,718,003,000. Therefore, the situation is such as to cast doubts on the premise of this company as a going concern. To relieve said situation and achieve an early recovery of business performance, this company will review each operation and proceed with business strategy reform as follows. In our investment operations, we aim to improve cashflow, which has been affected by appraisal and sale losses on owned securities, and reduce and review the scale of our operations. As one element in that process, we will review our investment portfolio, so that rather than centering it on pure investments with a view to capital gains, it will nurture companies that can become central to our group, thereby stabilizing profits and raising the level of our group operations. We will consider means for strengthening our profit rates and obtaining funds, in order to improve our financial position. Therefore, these financial statements have been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in this financial statement.

(5) Significant Accounting Principles

Item	Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
1 Standards and methods for the valuation of major assets	(1) Inventories Products, goods in process, film distribution rights and TV broadcast rights. Cost accounting method based on the individual method However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business. Furthermore, TV broadcasting rights are written off using the equal installment method according to the term of each rights. (2) Securities [1] Shares of subsidiaries and affiliates Cost accounting method based on moving average method [2] Sale purpose securities Market price method (cost of products sold are calculated according to moving-average method) [3] Other marketable securities Items with market value Fair value based on the market price at the closing date of the fiscal term. (valuation differences are directly charged or credited to the shareholder's net equity and cost of securities is computer by the moving average method) Securities with no market price: Cost accounting method based on moving average method (3) Derivatives Market value method	(1) Inventories Products, goods in process, film distribution rights and TV broadcast rights. Cost accounting method based on the individual method Same as on the left (2) Securities [1] Shares of subsidiaries and affiliates Same as on the left [2] Sale purpose securities Same as on the left [3] Other marketable securities Items with market value Same as on the left Securities with no market price: Same as on the left (3) Derivatives Same as on the left

Item	Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
2 Methods for depreciation of fixed assets	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Buildings: 24 to 39 years Facilities pertaining to buildings: 3 to 18 years Building structures: 10 to 20 years Automotive equipment: 2 years Machinery and equipment: 2 to 20 years	(1) Tangible fixed assets Declining balance method The main periods of useful life are shown below. Buildings: 24 to 34 years Facilities pertaining to buildings: 8 to 18 years Building structures: 10 to 40 years Automotive equipment: 2 years Machinery and equipment: 3 to 20 years (Change of Accounting Policies) With revisions to the corporation tax law (law on partial revision of the income tax law, 30th March 2007, law No.6 and administrative order on partial revision of the corporation tax law, 30th March 2007, administrative order No.83), we have changed to accounting methods based on the revised corporation tax law for machinery acquired after 1st April 2007. The changes are minor, and will have no impact on profit and loss. (Additional information) Starting from the current fiscal year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level. The changes are minor, and will have no impact on profit and loss.
	(2) Intangible fixed assets: Straight-line method. Furthermore, software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).	(2) Intangible fixed assets: Same as on the left
3 Methods for the handling of deferred assets	(1) Stock delivery fee The total amount of costs is expensed at the time of investment.	(1) Stock delivery fee Same as on the left

Item	Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
4 Currency exchange method for foreign currency assets and debt to domestic currency	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the consolidated day of settlement.	Same as on the left
5 Accounting standards for significant reserves	(1) Allowance for doubtful accounts In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans. (2) Accrued pension cost For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end. (3) Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities. (4) Provision for accrued bonuses This is to be applies to expenditure on bonuses paid to employees, so it is determined on the basis of anticipated payments.	(1) Allowance for doubtful accounts Same as on the left (2)Accrued pension cost Same as on the left (3) Reserve for directors' retirement allowances Same as on the left (4) Provision for accrued bonuses Same as on the left
6 Recording methods for profit and cost	In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of marketable securities for business investment is determined by the net profit or loss on the sale. In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of marketable securities for business investment that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.	Same as on the left
7 Accounting methods for lease transactions	Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.	Same as on the left

Item	Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
8 Methods for financial hedge accounting	(1) Methods for financial hedge accounting The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized. (2) Hedging instrument and hedge objective Hedging instrument: Swap on interest Hedge objective: Debt loan (3) Hedging policy In order to hedge interest volatility risk, we use derivatives transactions only when necessary. (4) Effective valuation method of hedging From the start of hedging and determination period of effectiveness, we compare the accumulating total of hedge objective and hedging instrument fluctuation rate, and use the difference as the basis for judgment.	(1) Methods for financial hedge accounting Same as on the left (2) Hedging instrument and hedge objective Same as on the left (3) Hedging policy Same as on the left (4) Effective valuation method of hedging Same as on the left
9 Other significant items in preparation of the financial statement	(i) Accounting methods for taxes A before-tax method is used. (ii) Account processing of securities in business investment account Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses. Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake.	(i) Accounting methods for taxes Same as on the left (ii) Account processing of securities in business investment account Same as on the left

(Change of Accounting Processes)

Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
(Accounting standards for the indication of net assets in balance sheets) Starting this fiscal year, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005). The equivalent total value for accounting shareholders' equity to date is JPY5,837,835,000. From this fiscal year, the company will employ the revised Financial Statement rules for net assets in the Balance Sheet, following amendment of the said rules. (Accounting method on stock subscription) Starting this fiscal year, the company is applying the "Accounting method on stock subscription.", (Corporate accounting standards, No.8, 27th December 2005, Accounting Standards Board of Japan) and the "Guidelines for application of accounting standards on stock subscription" (Guidelines for the application of corporate accounting standards No.11, final amendment 31st May 2006, Accounting Standards Board of Japan). As a result, losses such as sales losses, ordinary losses, and unadjusted net current losses increased JPY56,880,000.	―――――――

Changes in Accounting Titles and Classification

Preceding fiscal year (from April 1, 2005 to March 31, 2006) From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
(Balance Sheet) 1. The "deposits and guarantees received" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 1/100 of total asset of current fiscal year. The "deposits and guarantees received" during the last fiscal half year included as "others" in asset division of investment others was JPY33,151,000. 2. From this year, provision for accrued bonuses will be stated in categories. The provision for accrued bonuses in the preceding term was JPY12,040,000 (recorded under liquid liabilities "Others"). (Statement of Income and Loss) With the application of "Near-term handling of account processing for deferred assets" from Administrative Report No.12, the item stated as "New share issue expense amortization" in the previous fiscal year is now indicated as "stock delivery fees".	(Balance Sheet) As the "Advances paid" which has been categorized under the "others" in liquid assets for the last fiscal year exceeds 1% of total assets, it will be separated and categorized under a new category. The "Advances paid" during the last fiscal year included as "Others" in current assets amounted to JPY57,110,000.

(6) Notes concerning the Non-consolidated Financial Statement

Notes on the balance sheet

Last fiscal year (31 March 2007)		This fiscal year (31 March 2008)	
*1 Assets and liabilities from affiliated companies Items which are not categorized and are included in other sections are as stated below.		*1 Assets and liabilities from affiliated companies Items which are not categorized and are included in other sections are as stated below.	
Long term loans receivable	JPY422,589,000	Long term loans receivable	JPY155,304,000
Accounts due	JPY107,096,000	Long term operation receivable	JPY56,004,000
Long term loans receivable	JPY100,000,000		
2 Contingent liability Guarantee liabilities The company guarantees the bank borrowing of the company named below. Sweet Basil Inc.		2 Contingent liability Guarantee liabilities The company guarantees the bank borrowing of the company named below. Sweet Basil Inc.	
Borrowed indebtedness	JPY194,670,000	Borrowed indebtedness	JPY181,470,000
3 ――――――――		3 Notes receivable endorsed price	JPY41,400,000

Last fiscal year (31 March 2007)	This fiscal year (31 March 2008)
Regarding losses and awards in litigation (1) On May 23, 2004, Yigrek Co., Ltd initiated as a plaintiff a demand for payment (a sum of JPY59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting. The judgment of the court on March 14, 2007 ordered that our company should pay the amount of JPY2,835,000,000. Said payment has been completed in April 2007, and the action is concluded. (2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. JPY22,000,000). Although the claim was being litigated as of March 31, an amicable settlement was reached on May 17, 2006, and the dispute has been resolved.	――――――――

(Notes to the income statement)

Preceding fiscal year From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
*1 Volume of business with affiliated companies Guidance fee JPY330,000,000	*1 Volume of business with affiliated companies Guidance fee JPY330,000,000
*2 Sales in "Others" consists mainly of rental income of real estate to the value of JPY24,301,000.	*2 Sales in "Others" consists mainly of rental income of real estate to the value of JPY47,777,000.
*3 The approximate division between expenses under selling and those under general is 27% to 73%, respectively, and the main expense items and their values are: Commissions paid JPY178,365,000 Salary 108,221 Rent 70,398 Stock compensation expense 56,880 Taxes and public dues 46,421 Provision for accrued bonuses 27,853 Depreciation 6,675 Provision for directors' retirement allowance 4,965 Retirement allowance expenditure 4,471	*3 The approximate division between expenses under selling and those under general is 47% to 53%, respectively, and the main expense items and their values are: Commissions paid JPY328,626,000 Salary 105,442 Rent 79,734 Publicity expenses 47,065 Provision for accrued bonuses 25,903 Depreciation 26,487 Provision for directors' retirement allowance 3,863 Retirement allowance expenditure 6,456
*4 ————————	*4 The profit on retirement of fixed assets consists of land with attached buildings to the value of JPY1,011,000.
*5 ————————	*5 Loss on impairment This group has recorded losses on impairment in the following asset groups

Venue	Application	Type	Loss on impairment (JPY x1,000)
Shinagawa ward, Tokyo	Assets mainly related to motion picture operation	Buildings, other	5,441
Futtsu City, Aichi prefecture	Assets related to investment business	Buildings	57,221

This company uses grouping of business assets based on management accounting categories in order to keep continuous track of profit and loss.
In our business assets, operations which continuously record negative profit and loss figures from operating activities are individually scrutinized for signs of impending losses, and for operations for which the recoverable value falls short of the book value, we reduce the book value to the recoverable value. This group assesses recoverable value at the true sale value.

(Notes to statement of capital stock variation)

Preceding fiscal year (From 1st of April 2006 to the 31st of March 2007)

1 Matters related to treasury stock

Type of share	End of preceding fiscal year	Increase	Decrease	End of this fiscal year
Common shares (Thousand shares)	159	2,500	2,500	159

(General outline of changes)

The main reasons for the increase are as follows:

Increase due to market purchases 2,500,000 shares

The main reason for the decrease is as follows:

Decrease due to transfer to Union Holdings Co., Ltd. 2,500,000 shares

This fiscal year (From 1st of April 2007 to the 31st of March 2008)

1 Matters related to treasury stock

Type of share	End of preceding fiscal year	Increase	Decrease	End of this fiscal year
Common shares (Thousand shares)	159	—	—	159

Notes concerning lease transactions

Preceding fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)
Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.	Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.
1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.	1 Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year. Nothing relevant to report.

	Equivalent acquisition costs (thousands of JPY)	Accumulated depreciation (thousands of JPY)	Book value at year end (thousand JPY)
Facilities pertaining to buildings	40,523	34,445	6,078
Total	40,523	34,445	6,078

(Note) The above mentioned amounts do not contain interest expenses.

Preceding fiscal year	This fiscal year
2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year Within one year JPY7,235,000 More than 1 year — Total JPY7,235,000 (Note) The above mentioned amounts do not contain interest expenses.	2 Value equivalent to the balance of unexpired lease payments at the end of the fiscal year Nothing relevant to report.
3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost Lease payment JPY9,996,000 Value equivalent to depreciation cost JPY8,104,000 Value equivalent to the interest expense JPY1,042,000	3 Lease payment, value equivalent to the depreciation cost, and value equivalent to the interest cost Lease payment JPY7,497,000 Value equivalent to depreciation cost JPY6,078,000 Value equivalent to the interest expense JPY261,000
4 Method of calculation of the total depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	4 Method of calculation of the total depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.
5 Method for calculation of the value equivalent to the interest cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.	5 Method for calculation of the value equivalent to the interest cost The difference between the total lease fee and the equivalent acquisition value is taken to be the value of interest, which is distributed between terms in accordance with the interests method.

(Concerning securities)

Last fiscal year (as of the 31st of March 2007)

Subsidiary companies and affiliates with market price

Division	Book value (thousands of JPY)	Market value (thousands of JPY)	Difference (thousands of JPY)
(1) Shares in subsidiaries	—	—	—
(2) Shares in affiliated companies	598,234	631,391	33,157
Total	598,234	631,391	33,157

Current fiscal year (as of the 31st of March 2008)

Shares in subsidiary companies and affiliates, without market prices.

(Notes on tax benefit accounting)

1. Breakdown of deferred tax assets and liabilities by major causative factor

(Unit: thousand JPY)

	Last fiscal year (As of March 31st 2007)	This fiscal year (As of March 31st 2008)
Deferred tax assets:		
Allowance for doubtful accounts	473,649	1,385,900
Loss from devaluation of inventories	175,388	415,675
Depreciation of film distribution rights	18,103	1,914
Valuation loss on investment securities	2,481,420	2,403,572
Investment loss reserve	174,967	—
Loss on impairment	—	25,497
Deficit brought forward	7,690,537	9,107,188
Other	40,364	41,715
Deferred tax assets subtotal	11,054,431	13,381,465
Valuation reserve	△11,054,431	△13,381,465
Total deferred tax assets	—	—
Deferred tax liability		
Unrealized revaluation loss on other investment securities	—	—
Total deferred tax liabilities	—	—
Deferred tax assets net total	—	—

Note The total deferred tax assets are contained in the balance sheet under the following items:

(Unit: thousand JPY)

	Last fiscal year (As of March 31st 2007)	This fiscal year (As of March 31st 2008)
Current assets – deferred tax assets	—	—
Fixed assets – deferred tax assets	—	—
Current liabilities – deferred tax liabilities	—	—
Fixed liabilities – deferred tax liabilities	—	—

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.

Last fiscal year (As of March 31st 2007)	This fiscal year (As of March 31st 2008)
Since we have recorded the net deficit for the period before taxation, this is not recorded.	Same as on the left

(Per share information)

Preceding fiscal year From April 1, 2006 To March 31, 2007		This fiscal year From April 1, 2007 To March 31, 2008	
Net assets per share	JPY75.87	Net assets per share	JPY7.39
Net deficit for the term per share	JPY85.48	Net deficit for the term per share	JPY69.92
The fully diluted net profit per share is not recorded as there is a net loss per share for the fiscal year.		Same as on the left	

Note Basic structure for calculation

1 Net assets per share

	Preceding fiscal year As of 31st of March 2007	This fiscal year As of 31st of March 2008
Total net assets on the balance sheet (thousands of yen)	5,894,715	883,053
Net assets related to common shares (thousands of yen)	5,837,835	824,958
Difference between total net assets on the balance sheet and net asset related to common shares, as used in calculation of net assets per share (thousands of yen).	56,880	58,095
Main elements of the disparity (thousands of JPY)		
Share options	56,880	58,095
Number of outstanding common shares (Shares)	77,105,272	111,855,272
Number of treasury stock (shares)	159,983	159,983
Number of common shares used to calculate net asset per share (shares)	76,945,289	111,695,289

2 The methods employed for calculating net profit per share, net loss per share and fully diluted net profit per share on the term are as stated below.

	Preceding fiscal year From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
Net deficit for the term per share		
Net deficit for the term (thousands of JPY)	6,500,235	5,718,003
Amount not attributable to common shareholders (thousands of JPY)	—	—
Net loss for the term related to common shares (thousands of JPY)	6,500,235	5,718,003
Average number of shares of common stock in the term (shares)	76,043,434	81,780,672
Fully diluted net income on the term, per share		
Net profit on the term after adjustment (thousands of JPY)	—	—
Increase in common stock (shares)	—	—
(Number of stock subscription warrants within that increase (shares))	—	—
Outline of residual securities not able to be included in the calculation of net profit on the term after adjustment for residual securities, in order not to have an attenuated effect	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 11,400 rights, August 17, 2005, 6,340 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at periodical general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 18,500 rights. Portion settled at board of director meetings on December 2, 2005: 18,700 rights.	[1] Stock subscription warrants (stock options) issued according to article 280-20 and 280-21 of the Commercial Code, as amended in 2001. Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 10,100 rights, August 17, 2005, 6,120 rights. [2] Stock subscription warrants (stock options) issued according to article 236, 238, and 239 of the Commercial Code Settled at periodical general meeting of shareholders on June 27, 2006 and board of directors on September 4, 2006: 17,900 rights. Portion settled at board of director meetings on December 2, 2005: 17,400 rights. [3] 111 stock subscription warrants by third-party allocation, determined by the meeting of the board of directors on December 28th 2007.

(Important events subsequent to the balance sheet day)

Preceding fiscal year From April 1, 2006 To March 31, 2007	This fiscal year From April 1, 2007 To March 31, 2008
————	1. The issue of stock subscription warrants (stock options) The specific details of the "issue of stock subscription warrants as stock options", which was approved at the 32nd Ordinary General Meeting of Shareholders on June 27th 2007, were determined on April 21st 2008. (1) Date of issue of stock subscription warrants April 22nd 2008 (2) Number of stock subscription warrants issued 38,000 (3) Issue price of stock subscription warrants No monetary payment required (4) Type and number of shares for purpose of stock subscription warrants 3,800,000 common shares in this company (5) Value of payment on exercise of stock subscription warrants (6) Total issue price JPY79,800,000 (7) Exercise period for stock subscription warrants From April 22nd 2008 to July 6th 2012 (8) Capital stock and capital reserves increased by shares issued through exercise of this stock subscription warrant In the event of issue of shares through exercise of stock subscription warrants, the increase in capital stock shall be 0.5 times the calculated value of increase in capital stock etc. (rounding up remainders of less than 1), in accordance with Article 40, clause 1 of the company accounting regulations. The value not recorded as capital stock shall be made capital reserve. (9) Stock subscription warrant allocation parties and the number of stock subscription warrants allocated. Directors in this company 6 (total 37,000) Employees of this company 1 (total 1,000) Totals 7 (total 38,000)

6. Other

(1) Change of Officials

[1] Change of representative

Nothing relevant to report.

[2] Other changes of officials (Planned for June 25th 2008)

1. Candidates for new representative director
   Nothing relevant to report.
2. Candidates for reappointment of directors
   Tomoyuki Yokohama (current chairman of this company's board of directors)
   Koji Suzuki (current director of this company)
3. Candidates for new auditor
   Gao Yin (current senior delegate to the Beijing office of Kadokawa Pictures)
   Note Mr. Gao Yin is a candidate for the post of external auditor, as stipulated by article 2, clause 16 of the Corporations Act.
4. Directors scheduled to resign
   Nothing relevant to report.
5. Auditors scheduled to resign
   Michiyasu Inoue
6. Auditors scheduled to retire
   Nothing relevant to report.
7. Directors scheduled for promotion
   Nothing relevant to report.

(2) Other

Nothing relevant to report.



June 10th 2008

To our shareholders:

Kojimachi 4-4-7, Chiyoda-ku, Tokyo
Omega Project Holdings Co., Ltd.
Representative director Yoshiaki Kondo
(Securities Code: 6819)

Notice of the 33rd Ordinary General Meeting of Shareholders

You are cordially invited to attend our 33rd Ordinary General Meeting of Shareholders.

If you are unable to attend the meeting on that day, you are able to exercise your voting rights in writing. Please review the attached General Meeting of Shareholders reference materials described below and indicate your approval or disapproval of the proposals on the enclosed exercise of voting rights form, then return it, to arrive before 6pm on the 24th of June 2008 (Tuesday).

1 Date and time: June 25, 2008 (Tuesday) 10 a.m,

2 Venue: Shibuya 4-4-25, Shibuya-ku, Tokyo
Ivy Hall, Aogaku Kaikan, Level B2, Saffron Room
(See enclosed materials for further details about location)

3 Agenda of the Meeting

Matters to be reported on:

1 33rd Period (from April 1, 2007 to March 31, 2008)
Business report and report on the consolidated financial statement, as well as reports on the results of consolidated financial statements by the accounts auditor and the board of corporate auditors.

2 33rd Period (from April 1, 2007 to March 31, 2008)
Report on the financial statements

Matters to be voted upon

Proposal 1: Reduction of the capital stock value

Proposal 2: Reduction of the capital reserves

Proposal 3: Disposal of surplus

Proposal 4: Partial changes to articles of incorporation

Proposal 5:	Issue of stock subscription warrants by allocation to a third party
Proposal 6:	Appointment of two directors
Proposal 7:	Appointment of one auditor

End

- Please present the enclosed exercise of voting rights form to the venue reception on the day of the General Meeting of Shareholders.
- In the event of a revision in the reference documents for the Shareholders General Meeting and appended papers, the revised versions will be posted on our website (http://www.omega.co.jp).

Appended Papers

Business Report

33rd Period (April 1, 2007 to March 31, 2008)

1. Matters relating to the status of the corporate group

1. The progress of business operations, their results and challenges to be addressed

(1) The progress and results of business operations

In the current consolidated fiscal year, the Japanese economy recovered gradually, buoyed by strong corporate performance, and capital investment also increased. However, the slump in stock markets, caused by the subprime crisis, the rise in crude oil prices, and other factors, exacerbated a sense of uncertainty over the future of the economy.

Against that background, we worked on the reorganization of our operational structure as a holding company, made Flacoco Inc. a subsidiary on 31st May, to work on TV commercial production etc., and worked to stabilize the profit systems of our entertainment and content business sectors. Furthermore, in our leisure operations, we concentrated our efforts on building our customer base and increasing profits. In our investment operations, we invested in companies which offered the prospect of synergies with our operations, and made pure investments in companies with strong growth prospects.

Our group operations in entertainment and content, investment, leisure and other fields involve our consolidated subsidiaries – Omega Project Co., Ltd, Flacoco Inc., Basara Pictures Co., Ltd., Saboten Park And Resort Inc., Izu Skyline Country Co., Ltd., Animal Film Bond Company and Omega Project Co., Ltd. (Korea) – and our equity-method affiliated company, M3 Entertainment Corporation, for a total of nine companies.

In our entertainment and content business, Omega Project Co., Ltd. takes the central role in producing high quality entertainment content. Specifically, we have produced radio programs with Japanese celebrities as guests, and TV commercials for major companies. In the future, we will direct our efforts to establishing stable profit systems that combine medium and long-term fund recovery from movie production with short-term fund recovery from work such as commercials and dramas, and to the production of a rich lineup of attractive motion pictures. We aim to become a unique and unrivalled general entertainment company, able to bring video and finance together for our group to handle everything from video production to delivery.

Our investment operations have targeted companies expected to yield synergies with our entertainment and content business and leisure business, and pure investments in companies with good growth prospects. One specific example of our investment record is that our investment in and nurturing of Flacoco Inc. has made it a wholly-owned subsidiary as of 31st May 2007, and a core company in our entertainment and content business. We have also been making purely speculative investments in listed companies and similar targets, based on a comprehensive judgment of their service strength and the growth potential of their markets. In future, we expect the investment environment to remain harsh, due to influences such as the slowdown in the US economy triggered by subprime loans, so we intend to read changes in the market environment, and work on consolidating and integrating our operations, to build a stable portfolio as the basis for risk-avoiding investment.

In our leisure business, we guide the operation and management of theme park and sports-leisure facilities through Saboten Park And Resort Inc. and Izu Skyline Country Co., Ltd. Saboten Park And Resort Inc. is developing animal-themed entertainment and recreational facilities in the three leading parks of Izu (Izu Saboten Park, Izu Granpal Park and Izu Kaiyou Park), which are steadily increasing their visitor numbers and revenues. Furthermore, we newly opened "Izu Kogen Tabi no Eki – Granpal Port" on October 19th, 2007, as part of our efforts to reinforce sales of Izu-region original goods, together with our other three Izu parks, and further expand sales revenues.
Izu Skyline Country Co., Ltd. operates golf courses and other sports leisure facilities, and has been collaborating with Saboten Park And Resort Inc. to deliver unique services.
In the future, we will pursue synergies with the entertainment and content business, such as providing shooting locations, together with sound sales work, to raise the recognition of the various facilities, and so raise visitor numbers. We will also increase our efforts for merchandise sales, such as the development and marketing of Izu-themed original merchandise, which will raise the visitor unit value and further raise revenue and profits.

On the financial side, we issued stock subscription warrants to Infortech Alliance Berhad on January 15th 2008 with the aim of securing funds while expanding nominal capital, restructuring investment operations, and promoting business expansion.

In our group business strategy, we serve as the strategy formulation and management department, aiming to work dynamically to strengthen the financial footings and operations of individual group companies, thereby increasing group profitability through comprehensive management and strengthened operations.

Our resulting performance in this consolidated accounting year was sales of JPY3,747,000,000 (a decrease of 9.1% compared to the previous term), an operating loss of JPY1,092,000,000 (compared to JPY1,796,000,000 in the previous term), and an ordinary loss of 1,025,000,000 yen (compared to JPY1,798,000,000 in the previous term), and a net loss on the term of JPY6,240,000,000 (compared to 6,169,000,000 yen net loss in the previous term).

The following is a report on sales conditions for each business sector.

Sales performance according to business sector

Business sector \ Term		This consolidated fiscal year (19.4.1～20.3.31)		Preceding consolidated fiscal year (18.4.1～19.3.31)		Year-on-year change
		Amount	Ratio	Amount	Ratio	
		Million of JPY	%	Million of JPY	%	%
Entertainment and content business	Income from film distribution rights & recording rights	160	4.3	195	4.7	△17.8
	Income from film and recording production contracts	245	6.5	15	0.4	1494.0
	Subtotal	405	10.8	210	5.1	92.4
Investment Business		1,116	29.8	1,928	46.8	△42.1
Leisure business		2,196	58.6	1,958	47.5	12.1
Other regions		28	0.8	24	0.6	17.8
Total		3,747	100.0	4,122	100.0	△ 9.1

Note Amounts of less than one million yen are omitted.

The following is a description of business conditions in each business sector.

< Motion-picture and record related businesses >
In the entertainment and content business, our main centers of profit have been the secondary use of movie content produced by our subsidiary Omega Project Co., Ltd., the sale of advertising slots in the InterFM radio program "Birth of Music", and the production of TV advertising for Idem job information, the Shuneikan preparatory school, Iichiko Oita barley shochu spirit, and the Landy minivan, by our subsidiary Flacoco Inc. On the other hand, delays in planning and development for motion picture productions has pushed the sale works scheduled for this consolidated fiscal year into the next year. The delay affected the revenue of our entertainment and content business, which reached JPY 405 million (up 92.4% on the preceding term).

< Investment business >
In our investment business, we made progress in selling the securities in our business investment account, but in doing so, we recorded an extraordinary loss on some of those securities owned by this company, due to share prices falling in the current falling market. As a result, sales in our investment business fell to JPY1,116 million (a decrease of 42.1% compared to the previous term).

< Leisure business >
In our leisure business, we have enjoyed the benefits of favorable weather in the first half, and have succeeded in increasing visitor numbers and catering sales. We have also made steady progress in the development and marketing of "Izu no Koibito" (registered trademark) and other original merchandise goods. However, usage of paid parking lots was reduced by poor weather in the second half, which contributed to a sales result of ¥2,196,000,000 (up 12.1% compared to the previous term) in our leisure business.

< Other >
In our other businesses, we gained revenue of JPY28 million (an increase of 17.8% compared to the previous term) in rent income from real estate properties owned by this company.

(2) Issues to be addressed

We take the view that the most important challenges facing this group are to manage the group soundly under the holding company system, put it on a solid financial footing that can handle the rapid changes of the entertainment industry, and build stable business systems, in order to bring an early recovery in business performance and restoration of dividend payments to our shareholders.

Specifically, we recognize the following items as issues to be addressed in the fiscal period ending March 2009.

(Challenges for the motion picture and record related business)

[1] With the diversification of video media, we will develop a business system able to meet the diverse needs of our end users and clients, by combining movies, dramas and TV advertising with Web-based promotions, live performances and other types.

[2] Rather than transient content production, we will emphasize rights management using our intellectual property rights, to extend into multi-use and cross-media content that will yield composite profits.

[3] While recognizing and forcefully reducing the risks peculiar to video production, we will develop content based on new ideas with hit potential. To fund this endeavor, we will operate on our own funds rather than borrowing, because of the variability of completion times that can be influenced by external factors.

(Challenges for the investment business)

[1] Rather than solely pursuing short-term capital gains, we will invest in companies that have potential for synergies with our other operations, in order to nurture our main areas of business.

[2] Having recorded large special losses due to the deterioration of the investment environment, we must urgently rebuild our operational structure, focusing on reducing the scale of our investment operations and improving the balance of our investment portfolio.

(Challenges for our leisure business)

[1] To raise the satisfaction levels of customers visiting the theme park and sports leisure facilities operated by this group, we need to improve the workplace environment so that the employees who interact with customers can provide adequate service. Therefore, we will strive to raise the level of satisfaction among our staff, and further strengthen our management.

[2] By compounding our facilities in the Izu region, we will be able to operate

them as all-weather facilities not under the influence of differing weather conditions. We will also strive to attract more customers through collaboration with local communities and by adding new facilities.

[3] We will exploit synergy effects with our entertainment and content business, and develop vigorous publicity through pro and amateur sponsored events. These and other operational developments will spread the image of our business nationwide, while simultaneously building revenue strength.

(Challenges for the group as a whole)

[1] We will realize synergies between group companies under the holding company, so that they can raise each other's corporate values, and establish an organization capable of developing its business flexibly in Japan and beyond, in Asia, where we are putting down business roots.

[2] We secure superior personnel and raise the skill levels of our staff, so that we will be better able to handle operations that become more complex and advanced as we expand each area of our business. We will also encourage staff loyalty and retention, and deal with changes in the employment environment.

[3] We will restrain fixed costs, and pursue improvements in efficiency by cutting costs and reallocating human resources, to raise labor productivity and exploit group-wide economies of scale. Through these efforts, we aim to generate stable profits, regardless of fluctuations in revenue.

2. Status of capital investments etc.

In the current consolidated fiscal year, we opened "Izu Kogen Tabi no Eki – Granpal Port" on October 19th 2007, with a total capital investment of JPY428 million, as a means of expanding our leisure business.

3. Status of fund procurement etc.

In the current consolidated fiscal year, we issued 34,750,000 new shares through issuance of new shares due to the exercise of share options, raising JPY839,004,000.

4. Status of transfers of operations, division mergers or independent mergers

Nothing relevant to report.

5. Status of transfers of operations to other companies

Nothing relevant to report.

6. Status of continuation of rights and obligations related to the operations of other corporations, due to merger or division merger

Nothing relevant to report.

7. Movements in the status of assets and the balance sheet

Fiscal year / Division	30th term (16.4.1~17.3.31)	31st term (17.4.1~18.3.31)	32nd term (18.4.1~19.3.31)	33rd Period (Current period) (19.4.1~20.3.31)
Sales(Million yen)	1,539	4,018	4,122	3,747
Ordinary profit or ordinary loss (△) (Million yen)	△ 902	1,145	△1,798	△1,025
Current net profit or current net loss (△) (Million yen)	△ 722	571	△6,169	△6,240
Net profit per share or net loss per share this period (△) (JPY)	△ 1.73	10.12	△81.13	△76.31
Total assets (Million yen)	6,279	11,676	8,694	5,162
Net assets (Million yen)	5,456	10,843	6,544	1,047
Net assets per share (yen)	11.04	157.61	80.05	5.99

Notes 1. Amounts of less than one million yen are omitted in listed figures (except for and net assets per share).

2. On April 1, 2005, we performed a share consolidation, combining 10 shares into 1 share.

3. Starting from the 31st term, the company is applying the "Accounting method on indication of net assets in balance sheets." (Corporate accounting standards No.5, 9th December 2005) and "Guidelines for the application of accounting standards on indication of net assets in balance sheets" (Guidelines for the application of corporate accounting standards, No.8, 9th December 2005).

8. Status of important parent and subsidiary companies

(1) Status of important parent companies

Nothing relevant to report.

(2) Status of important subsidiary companies

Company Name:	Capital	Percentage of voting rights held by our company	Main business areas
Omega Project Co., Ltd.	JPY489,000,000	100.0%	Developing, producing, and managing rights for motion picture-related software
Flacoco Inc.	JPY10,000,000	(100.0%)	Production of advertising video etc.
Basara Pictures Co., Ltd	JPY50,000,000	68.3%	Developing, producing, and managing rights for motion picture-related software
Saboten Park And Resort Inc.	JPY50,000,000	100.0%	Commissioned management of theme parks, event planning etc.
Izu Skyline Country Co., Ltd.	JPY90,000,000	(44.5%)	Operation of golf courses and others leisure sport facilities
Omega Project Co., Ltd. (Korea)	3,788,000,000 Korean won	100.0%	Motion picture production, planning, distribution, and export/import business
Animal Film Bond Company Co., Ltd	JPY10,000,000	(100.0%)	Planning and management of various events, movie production.

Note ( ) indicates indirect ownership.

(3) Status of important affiliated companies

Company Name:	Capital	Percentage of voting rights held by our company	Main business areas
M3 Entertainment Corporation	JPY20,000,000	21.7% (Note)	Planning and production of motion-picture software

Note The "Percentage of voting rights held by our company" figure includes 0.1% of indirect ownership.

(4) Progress of business combinations

In this consolidated fiscal year we made Flacoco Inc. a consolidated subsidiary on May 31st 2007 when our wholly-owned subsidiary Omega Project Co., Ltd. acquired shares in that company by issuing an allocation of new share reservation rights to third parties, with Flacoco Inc. as the third party.

Grandport Co., Ltd. ceased to be an equity-method affiliate when it diminished this company's percentage of voting rights by actions including issuing an allocation of new share reservation rights to third parties in October 2007.

(5) Results of business combinations

The consolidated subsidiaries of our company at the end of this consolidated fiscal year are the seven important affiliated companies listed above. The company named under important affiliated companies is the one company subject to the equity method.

Consolidated sales in this period were JPY3,747,000,000 yen (a decrease of 9.1% compared to the previous period) and consolidated recurrent net loss was 6,240,000,000 yen (compared to a net loss of 6,169,000,000 yen in the previous consolidated fiscal year).

9. Main business areas

This group has developed a comprehensive entertainment business, centered on Japan and Asia, and built around the following three main axes.

[1] Planning, production, investment, and trading of rights related to motion picture content.

[2] Planning, creating, and operating content funds with the object of producing motion picture content.

[3] Leisure operations centered on the operation and management of theme park and leisure facilities, mainly in the Izu region.

10. Main lenders

Lender	Amount borrowed
Union Holdings Co., Ltd.	JPY260,000,000

11. Main business premises

Head office (Chiyoda ku, Tokyo)

12. Status of employees

No. of employees	Change on the previous consolidated accounting year
176	Increased by 2

II. Matters Related to Company Stock

1. Total number of shares issuable 190,000,000 shares

2. Total no. of outstanding shares 111,695,289 shares (excluding 159,983 shares of treasury stock).

Note Due to the exercise of stock subscription warrants allotted to third parties issued on January 15th, 2008, shares increased to 34,750,000 shares.

3. No. of shareholders 19,282

4. Main shareholders holding at least one tenth of the total number of issued shares (excluding treasury stock).
   Nothing relevant to report.

5. Other important matters related to shares
   Nothing relevant to report.

III. Matters Related to Company Stock Subscription Warrants

1. Status of stock subscription warrants held by company directors (as of March 31st 2008)

	Number of stock subscription warrants	Type and number of shares for the purpose	Number of holders
Directors (excluding external directors)	33,050	Common shares 3,305,000 shares	6
External Directors	0	Common shares 0 shares	0
Auditor	600	Common shares 60,000 shares	2

2. Status of stock subscription warrants granted to employees and others in this fiscal year
   Nothing relevant to report.

3 Other matters related to stock subscription warrants

The meeting of the board of directors held on December 28th, 2007 allocated the fifth stock subscription warrant to Infortech Alliance Berhad.

Summary of the fifth stock subscription warrant in Omega Project Holdings Co., Ltd. (referred to below as "the stock subscription warrant").

Classification	Allocation of stock subscription warrants to third parties
Date of general meeting of shareholders	—
Date of board of directors meeting	28.12.07
No. of stock subscription warrants issued	250
Stock subscription warrants exercised	209 (as of May 28th 2008)
Type of shares for purpose of stock subscription warrants	Common shares
Number of shares for purpose of stock subscription warrants	The total number of shares, which is the purpose of the stock subscription warrant, shall be 62,500,000 shares (250,000 shares as the purpose of each single stock subscription warrant).
Issuing price of stock subscription warrants	JPY0.144 per share (JPY36,000 per warrant)
Value of property to be paid in the event of exercising stock subscription warrants	(1) The amount to be paid when exercising each stock subscription warrant is the issue price multiplied by the number of allocation shares. (2) When this company issues or transfers common shares due to the exercise of stock subscription warrants, the amount paid per share (the "exercise price") shall be 24 yen per share. (3) Corrections to the issue price If the stock subscription warrant is exercised in the period between notification of the acquisition of the warrant and the date of acquisition, the price shall be revised to 120% of the warrant exercise price, rounding up to the nearest Yen.
Exercise period	From January 15th 2008 to January 14th 2010
Amount added to capital stock	The value of capital increase in the event of issue of shares through exercise of the stock subscription warrants shall be 0.5 times the limit of increase in capital etc., calculated as stipulated in Article 40 of the company accounting regulations. If the calculated result includes decimals, they shall be rounded up. The value of increased capital reserves shall be the value reduced by the amount of capital increase beyond the limit of increase in capital etc.

IV. Matters Related to Company Directors (as of March 31st 2008)

1. Status of directors and auditors

Position	Name	Responsibilities and representation of other corporations etc.
President	Yoshiaki Kondo	
Chair of the Board of Directors	Yokohama Toyoyuki	Director and CEO of Union Holdings Co., Ltd.
Executive director	Toutetsu Murakami*	Legal officer
Director	Koji Suzuki	CEO, Basara Pictures Co., Ltd
Director	Takashi Sakamoto*	Manager of accounts department
Director	Yutaka Morohashi*	Manager of the management planning office
Auditor	Takayoshi Shiraishi*	
Auditor	Michiyasu Inoue	
Auditor	Yoshihide Furubiki	Representative director of RAC, Franchise Union, Inc.

Notes 1. The directors and auditors denoted with "*" were newly selected and appointed at the 32nd ordinary general meeting of shareholders convened on June 27th, 2007.

2. Auditors Michiyasu Inoue and Yoshihide Furubiki are external auditors.
3. Reassignment of auditors in this period
   Takaya Kawada resigned as director at the conclusion of the 32nd ordinary general meeting of shareholders convened on June 27th, 2007.
4. Changes in responsibilities and main occupation of directors and auditors in this fiscal year.
   The position of Toyoyuki Yokohama changed from chairman and president to chairman of the board of directors on June 27th 2007.
   Yoshiaki Kondo resigned as chairman and president of Omega Project Co., Ltd. on June 27th 2007.
   Director Toutetsu Murakami took up the post of executive director on March 1st 2008.
   Director Koji Suzuki took up the post of president of Omega Project Co., Ltd. on June 27th 2007, but resigned that post on March 3rd 2008.
   Takayoshi Shiraishi resigned the post of honorary chairman of Shiraishi Corporation on June 25th, 2007 (when the company merged to become Oriental Shiraishi Corporation).
5. Reassignment of directors and auditors subsequent to this fiscal term
   Nothing relevant to report.

2. Remunerations paid to directors and auditors

Six Directors:	JPY21,596,000
Four auditors,	JPY4,050,000
	(of whom, two are external auditors, JPY1,200,000)

3. Matters related to external directors

(1) Auditor Michiyasu Inoue

(i) Status of collateral offices as executive director etc. of other companies

Auditor Inoue is the general affairs manager of our lender, Union Holdings Co., Ltd.

(ii) Status of collateral offices as external director etc. of other companies

Nothing relevant to report.

(iii) Relationships with main trading partners and other specially related businesses

Nothing relevant to report.

(iv) Content of important activities in this fiscal year.

Mr. Inoue attended 12 of 37 meetings of the board of directors in this fiscal year, as well as all six meetings of the board of auditors, and spoke appropriately, as required for the scrutiny of proposals.

(v) Summary of the content of limited-liability contracts

The company's articles of association allow for the agreement of a contract stipulating a fixed limit on the liabilities of external directors, under Article 423-1 of the Corporations Act. However, at present, we have not entered into any limited responsibility contracts with external directors.

(vi) Value of directors' remuneration received from our parent company or parent company's subsidiaries in this fiscal year

Nothing relevant to report.

(2) Auditor Yoshihide Furubiki

(i) Status of collateral offices as executive director etc. of other companies

Mr. Furubiki holds the collateral position of representative director of RAC Franchise Union, Inc., but there are no special vested interested interests between the two companies.

(i) Status of collateral offices as external director etc. of other companies

Nothing relevant to report.

(iii) Relationships with main trading partners and other specially related businesses

Nothing relevant to report.

(iv) Content of important activities in this fiscal year.

Mr. Furubiki attended 12 of 37 meetings of the board of directors in this fiscal year, as well as all six meetings of the board of auditors, and spoke appropriately, as required for the scrutiny of proposals.

(v) Summary of the content of limited-liability contracts

The company's articles of association allow for the agreement of a contract stipulating a fixed limit on the liabilities of external directors, under Article 423-1 of the Corporations Act. However, at present, we have not entered into any limited responsibility contracts with external directors.

(vi) Value of directors' remuneration received from our parent company or parent company's subsidiaries in this fiscal year

Nothing relevant to report.

V. Status of the accounts auditor

1. Name of the accounts auditor
   KDA Audit Corporation

2. Value of remunerations to the accounts auditor for this fiscal year
   (1) Value of remuneration for work under article 2-1 of the Certified Public Accountants Law

   JPY21,000,000

   (2) Total sum of remunerations to be paid to accounts auditor by this company and subsidiaries of our company

   JPY21,000,000

   Note The sum of auditors' remunerations for auditing according to the Corporations Act and for auditing according to Financial Instruments and Exchange Law are not divided in the auditing contract between our company and the accounts auditor and essentially cannot be divided, and therefore the monetary figure for remunerations is the total of these amounts.

3. Policy for decisions on the dismissal and non-reappointment of accounts auditors
   This company may dismiss the accounts auditor in circumstances where any of the clauses of article 340-1 of the Corporations Act is deemed to apply to said auditor, subject to the agreement of all the auditors. In such a case, the auditor selected by the board of auditors shall report the dismissal of the accounts auditor, and the reason for the dismissal, at the first shareholders' general meeting called after the dismissal. The board of auditors shall consider the accounts auditor's years of continuous supervision when deciding whether or not to reappoint that auditor.

4. Summary of the content of limited-liability contracts
   The company and the accounts auditor KDA Audit Corporation have agreed a contract based on the provisions of Article 427-1 of the Corporations Act, which limits liability for damage under Article 423-1 of the Act. The maximum value of liability for damage under the said contract is set to at least JPY1,000,000 or the amount stipulated by law, whichever is higher.

VI. Company Systems and Policies

Systems to ensure compliance by directors with laws and the articles of association in the conduct of their duties, and to ensure propriety in other operations
The meeting of the board of directors held on May 26th 2006 determined the following basic policies for the "institution of a system necessary to ensure propriety in the operations of corporations" as defined under Article 362-4-6 of the Corporations Act, and under Article 100-1-3 of the of the enforcement regulations of the Corporations Act.

(1) System to ensure compliance with laws and the articles of association by directors and employees in the conduct of their duties
The system sets the bounds of behavior in order to ensure that actions of directors and employees strictly observe corporate rules of ethics and other regulations related to compliance systems. The General Affairs Division has comprehensive, company-wide authority over compliance-related efforts, to ensure thorough knowledge and implementation of the system. The same department shall lead in the related education of directors. An internal audit department shall be established under the direct authority of the president, which will audit the implementation of the compliance system, in collaboration with the General Affairs Department. These activities will be reported to the board of directors and board of auditors at regular intervals. A hotline will be set up and operated as a means for employees to make direct reports to the internal audit department concerning actions which are mandatory by law.

(2) System for the storage and management of information related to directors' conduct of their duties
Information concerning the performance of duties by directors and executive officials is to be recorded and stored on paper or on magnetic media (referred to collectively as "documents etc.") in accordance with document management rules. The directors, auditors and internal audit department may view these documents etc. at any time, in accordance with document management rules.

(3) Rules concerning management of risks of loss, and other systems
Concerning risks related to compliance, the environment, disasters, quality, data security, export management and other matters, the officer responsible for each shall write rules and guidelines, implement training, write and distribute

manuals. The General Affairs Department shall take responsibility for cross-cutting risk monitoring and company-wide responses. As new risks emerge, the board of directors shall promptly determine which director is responsible for countermeasures.

(4) Systems to ensure that directors carry out their duties efficiently
The board of directors shall set company-wide goals, shared by directors and employees, and the director responsible for a duty shall set specific goals to be achieved by each department, making sure such goals are well know through the company and its subsidiaries. The board of directors shall also build a system for raising the efficiency of company-wide liaison meetings. The system is to define efficient methods, in accordance with internal regulations, for the allocation of authority, including rules for allocation of authority and decision making within the company, with use of information technology for the board of directors to periodically review progress.

(5) Systems to ensure propriety in the operations of the corporate group which comprises this company and its subsidiaries
A director shall be appointed to take responsibility for the operations of each of the group's segments, and said director shall have the responsibility and authority for building systems for legal compliance and risk management. The General Affairs Department of this company shall promote and manage said systems across all companies. Confidential liaison systems shall be built between group companies and used to hold group management meetings, with the responsible departments reporting to the board of directors and board of auditors.

(6) Matters concerning employees used when the board of auditors asks for the posting of such employees to assist in its duties
The auditors may form employees belonging to the internal audit department into an audit liaison office, and may give such orders as are necessary for audit work, with the results to be reported to the board of auditors.

(7) Matters concerning the independence of employees under the previous clause from directors
Auditors, and employees who have received orders necessary for auditing work, may not take orders from the manager of the internal audit department.

Appointment and reassignment of the said employees must be determined with the agreement of the standing auditor.

(8) Systems for directors and employees to report to the board of auditors, and for other reporting to the board of auditors
A system must be provided to allow directors and employees of the internal audit department to make prompt reports to the board of auditors on the status of internal audit implementation, the state of contacts to the compliance hotline, and the content of those contacts. The system must be in addition to meetings of the board of directors, company management meetings, group management meetings and other channels stipulated by law. The method of reporting (the persons making and receiving the reports, the timing of the report, etc.) shall be decided at a meeting between the directors and the board of auditors.

(9) Other systems to ensure the efficacy of auditing by the board of directors
Regular meetings must be set up between the board of auditors, the president and the internal audit department, and the said parties must stay in close liaison to exchange opinions on matters such as identifying issues arising and proposing solutions. Furthermore, the board of auditors shall endeavor to maintain close liaison with the accounts auditor through regular exchanges of information, and shall receive explanations from the accounts auditor on the content of accounts auditing.

Consolidated balance sheet

(As of 31st of March 2008)

ASSETS

Account title	Value
	Thousand JPY
Available assets	**2,344,901**
Cash and deposits	702,996
Accounts receivable	240,361
Accounts due	252,485
Securities held in trade account	1,691
Business investment account security	134,375
Inventories	68,845
Advance payments	178,787
Short term loans receivable	706,151
Other current assets	336,226
Allowance for doubtful accounts	△277,018
Fixed assets	**2,817,757**
Tangible fixed assets	**1,719,005**
Buildings	609,169
Machinery and equipment	73,976
Automotive equipment	8,389
Course accounts	359,972
Land	621,966
Other regions	45,530
Intangible fixed assets	**156,722**
Goodwill	155,973
Other regions	748
Investments and other assets	**942,030**
Investment securities	811,378
Shares of affiliates	75,455
Long term loans receivable	1,555,163
Long term operation receivable	2,272,545
Other regions	66,445
Allowance for doubtful accounts	△3,838,957
Total assets	**5,162,659**

LIABILITIES

Account title	Value
	Thousand JPY
Circulating liabilities	**3,391,977**
Notes and accounts payable	1,280,371
Accounts payable	751,347
Short term borrowings	473,512
Money in custody	680,204
Accrued taxes on income	8,099
Other current liabilities	198,441
Fixed liabilities	**722,933**
Long- term loans repayable	35,250
Retirement allowance provision	210,065
Director's retirement allowance	30,688
Money in custody from members	393,030
Other fixed liabilities	53,900
Total liabilities	**4,114,911**
Net Assets	
Shareholders' Equity	**856,676**
Capital stock	4,691,217
Capital surplus	3,402,547
Retained earnings	△7,223,621
Treasury stock	△13,467
Variance of Estimate	**△187,128**
Unrealized revaluation loss on other investment securities	△206,719
Account for adjustment on exchange conversion	19,590
Share options	**58,095**
Minor Shareholders' Equity	**320,106**
Total net assets	**1,047,748**
Total liabilities and net assets	**5,162,659**

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Income Statement

(April 1st, 2007 to March 31st, 2008)

	Value	
	Thousand JPY	Thousand JPY
Sales		3,747,290
Sales costs		2,590,089
Gross profit		1,157,200
Trading costs and general administrative expenses		2,249,724
Operating loss		1,092,523
Non-Operating Income		
Interest income	72,590	
Other regions	73,389	145,979
Non-Operating Expenses		
Interest expense	17,950	
Equity method investment loss	33,816	
Other	27,490	79,257
Ordinary loss		1,025,801
Extraordinary income		
Profit on disposal of fixed assets	2,527	
Profit on debt forgiveness	1,142	
Profits on redemption of stock subscription warrants	2,781	6,451
Extraordinary losses		
Loss on retirement of fixed assets	2,151	
Loss from valuation of marketable securities for business investment	1,500,334	
Provision for doubtful accounts	2,671,732	
Loss from devaluation of inventories	597,310	
Valuation loss on investment securities	69,813	
Loss on impairment	201,364	
Other regions	181,360	5,224,067
Income before income taxes and minority interests		6,243,417
Corporation, resident and business taxes		5,003
Minor shareholders' losses		7,993
Current net loss		6,240,426

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Statement of Capital Stock Variation

(April 1st, 2007 to March 31, 2008)

(Unit: Thousands of JPY)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at end of previous term	4,239,467	7,516,206	△5,529,337	△13,467	6,212,868
Variation during this consolidated fiscal year					
Transfer from other capital surplus to other retained earnings	—	△4,500,912	4,500,912	—	—
Issuance of new shares	451,750	387,254	—	—	839,004
Current net loss	—	—	△6,240,426	—	△6,240,426
Increase in surplus due to elimination from consolidated company	—	—	45,230	—	45,230
Variation during this consolidated fiscal year other than shareholders' equity (Net Value)	—	—	—	—	—
Total variation during this consolidated fiscal year	451,750	△4,113,658	△1,694,283	—	△5,356,192
Balance at the end of this term	4,691,217	3,402,547	△7,223,621	△13,467	856,676

	Variance of Estimate			Share options	Minor Shareholders' Equity	Total net assets
	Unrealized revaluation loss on other investment securities	Account for adjustment on exchange conversion	Total variance of estimate			
Balance at end of previous term	△72,085	18,847	△53,237	56,880	328,100	6,544,611
Variation during this consolidated fiscal year						
Transfer from other capital surplus to other retained earnings	—	—	—	—	—	—
Issuance of new shares	—	—	—	—	—	839,004
Current net loss	—	—	—	—	—	△6,240,426
Increase in surplus due to elimination from consolidated company	—	—	—	—	—	45,230
Variation during this consolidated fiscal year other than shareholders' equity (Net Value)	△134,634	742	△133,891	1,215	△7,993	△140,670
Total variation during this consolidated fiscal year	△134,634	742	△133,891	1,215	△7,993	△5,496,862
Balance at the end of this term	△206,719	19,590	△187,128	58,095	320,106	1,047,748

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Table of Notes

Doubts on the premise of going concern

The group recorded an operating loss of ¥1,796,524,000 in the term to March 2007, and a net loss on the term of ¥6,169,368,000. In the term to March 2008, we made an operating loss of ¥1,092,523,000 and a net loss on the term of ¥6,240,426,000. Therefore, the situation is such as to cast doubts on the premise of the going concern.

To relieve said situation and achieve an early recovery of business performance, this group will review each operation and proceed with business strategy reform as follows.

1. In our leisure operation, we will operate all-weather facilities, cooperate with neighboring communities, and control costs by restricting marketing management expenses, thereby substantially improving customer appeal and reinforcing profitability. By also sponsoring the J1 soccer team Oita Trinita, we will look to use the advertising effect to raise our image nationwide and build our strength in the sports entertainment field.
2. In our entertainment and content business, we will build our production content portfolio in areas such as movies, commercials and television dramas, to disperse risks and promote the reconstruction of our operating base. We will also use the production of continuing content and cross-media extension to stabilize revenue and expand operations. We are also considering participating in large projects such as global remake works, as mentioned in "Notice of business cooperation with Design Exchange Inc.", disclosed on 21st February 2008, as a way of expanding revenue.
3. In our investment operations, we aim to improve cashflow, which has been affected by appraisal and sale losses on owned securities, and reduce and review the scale of our operations. As one element in that process, we will review our investment portfolio, so that rather than centering it on pure investments with a view to capital gains, it will nurture companies that can become central to our group, thereby stabilizing profits and raising the level of our group operations.
4. In addition to the above, we will consider means for strengthening our profit rates and obtaining funds by minimizing SG&A expenses, in order to improve our financial position.

   Therefore, these consolidated financial statements have been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the financial statement.

Significant accounting principles used in the preparation of these Consolidated Financial Statements

1. Scope of consolidation

   (1) Numberof consolidated affiliates ························· 7 companies altogether
   (Six in Japan)
   (One overseas)

   Names of consolidated subsidiaries
   (Subsidiaries in Japan)

Basara Pictures Co., Ltd
Omega Project Co., Ltd.
Flacoco Inc.
Saboten Park And Resort Inc.
Izu Skyline Country Co., Ltd.
Animal Film Bond Company Co., Ltd
(Subsidiaries overseas)
Omega Project Co., Ltd. (Korea)

Increase or decrease in the number of consolidated subsidiaries
(Increase) One company(Increase due to acquisition of shares)
Reduction No companies

(2) Non-Consolidated subsidiaries: ·································· 0 companies

2. Application of the Equity Method

(1) Number of affiliated companies subject to application of the equity method ································· 1 company

Names of affiliated companies to which the equity method applies
(Affiliated companies within Japan subject to application of the equity method)
M3 Entertainment Corporation

Increase or decrease in affiliated companies subject to application of the equity method
(Increase) No companies
(Decrease) One company (decrease resulting from reduction in share held)

(2) Number of affiliated companies and non-consolidated subsidiaries to which the equity method does not apply ··· 0 companies

(3) Special notes regarding procedures for application of the equity method
Additionally, although the accounts settlement date of our equity method affiliate M3 Entertainment Corporation is September 30, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

3. Accounting Year of Consolidated Subsidiaries

Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd. (Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, for important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation. Additionally, although the accounts settlement date of Izu Skyline Country Co., Ltd. is December 31, it made a provisional settlement of accounts at the end of March, and we have used this in the financial statements in question.

Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Securities
   Sale purpose securities
   Market price method (cost of products sold are calculated according to moving-average method)
   Other stocks and bonds

Items with market value:	Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders' net equity; with sale cost mainly determined using the moving average cost)
Securities with no market price:	Non-marketable securities are stated at cost determined by the moving average method.

   (2) Inventories

Products	Determined by the specific cost method. However, the moving average cost method is applied to some subsidiaries.
Goods in process	Cost accounting method based on the individual method
Materials	The moving average method is applied.
Film distribution rights	Film distribution rights are amortized within a 12-month period starting at the time they are released using the sum of the years' digits method.
TV broadcast rights	Depreciated by the straight-line method, according to the remaining duration of rights.

   (3) Derivatives
   Market value method

2. Methods for depreciation of depreciable assets
   (1) Tangible fixed assets
   Declining balance method At the same time, straight-line method is used for a part of the subsidiaries.
   (Basics concerning changes in the preparation method of the consolidated financial statement)
   With the revision of Corporation Tax Law, the method used for items obtained after April 1st 2007 is changed to follow the revised corporation tax law.
   The changes are minor, and will have no impact on profit and loss.
   (Additional Information)
   Starting from the current consolidated fiscal year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level.
   The impact of changes on profit and loss will be minor in value.
   (2) Intangible fixed assets:
   Straight-line method.
   Further software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).

(3) Long-term advance charges
Straight-line method.

3. Accounting standards for significant reserves

(1) Allowance for doubtful accounts
In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans.

(2) Accrued pension cost
To provide retirement benefits for employees, based upon the forecast amount of retirement benefit obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(3) Reserve for directors' retirement allowances
To provide a retirement allowance to Directors for services, determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

4. Income and expenses calculation standards
In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of such securities that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.
In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of such securities is determined by the net profit or loss on the sale.

5. Accounting methods for lease transactions
Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.

6. Items relating to the evaluation of assets and liabilities of consolidated subsidiaries
The total market value method is employed for evaluation of assets and liabilities of consolidated subsidiaries.

7. Amortization of goodwill
In cases where the period in which effects are realized can be rationally estimated, amortization of goodwill applies the straight-line method over the estimated period. However, where the value involved is trivial, lump-sum depreciation is used at the time of occurrence.

8. Accounting treatment for consumption tax
A before-tax method is used.

9. Account processing of securities in business investment account
Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.
Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of

exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake. Thus, we do not include such entities in the scope of consolidation, nor do we apply the equity method to them.

Notes on the Consolidated Balance Sheet

1. Total amount of depreciation on tangible fixed assets JPY836,103,000
2. Guarantee liabilities
   The company guarantees the bank borrowing of the non-consolidated company below mentioned.
   Sweet Basil Inc. JPY181,470,000
3. Notes receivable endorsed price JPY41,400,000

Notes on the Consolidated Statement of Capital Stock Variation

1. Matters related to shares outstanding

Type of share	End of JPY consolidated accounting year	Increase	Decrease	End of this consolidated accounting year
Common shares	77,105,272	34,750,000	—	111,855,272

General outline of changes
The main reasons for the increase are as follows:
Increase due to stock subscription warrants issued by third parties 34,750,000 shares

2. Matters related to payment of dividends
   Nothing relevant to report.

3. Matters related to stock subscription warrants issued by this company on the closing day of this consolidated accounting year

Breakdown of stock subscription warrants	Type and number of shares for purpose of stock subscription warrants	
Stock subscription warrants in the form of stock options, by resolution of the board of directors on March 2nd 2005.	Common shares	1,010,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on August 18th 2005.	Common shares	612,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on September 4th 2006.	Common shares	1,790,000 shares
Stock subscription warrants in the form of stock options, by resolution of the board of directors on January 16th 2007.	Common shares	1,740,000 shares
Stock subscription warrants by resolution of the board of directors on December 28th 2007.	Common shares	27,750,000 shares
Total	Common shares	32,902,000 shares

1 Notes on per-share information

1. Net assets per share JPY5.99
2. Net loss per share JPY76.31

Notes on important events subsequent to the balance sheet day

1. The board of directors meeting held on April 21st 2008 determined the specific details of the "issue of stock subscription warrants as stock options", which was approved at the 32nd Ordinary General Meeting of Shareholders on June 27th 2007.
2. The board of directors meeting held on May 27th 2008 decided to issue stock subscription warrants by allocation to a third party. For details, refer to Proposal 5 in these reference documents for the Shareholders General Meeting.

Report of the External Auditor on the Consolidated Financial Statements (Copy)

Independent Auditors Report

June 7th 2008

Omega Project Holdings Co., Ltd.
The Board of Directors

KDA Audit Corporation

Designated Auditor Managing partner	CPA	Yuu Mori (Seal)
Designated Auditor Managing partner	CPA	Toru Sekimoto (Seal)

This auditing corporation has audited the consolidated financial statements of Omega Project Holdings Co., Ltd. for the consolidated fiscal year from April 1st 2007 to March 31st 2008, according to the terms of Article 444-4 of the Corporations Act. Specifically, the documents audited are the consolidated balance sheet, consolidated income statement, consolidated statement of capital stock variation and consolidated table of notes. The management is responsible for the compilation of these consolidated financial statements, while the responsibility of the auditing corporation is to provide its independent opinion on these consolidated financial statements.

Our audits are made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the auditing corporation to provide a sound guarantee as to whether or not the company has made any false disclosure to the auditing corporation in its consolidated financial statements. The audit was performed as a testing audit and examined as a whole the matters set forth in the consolidated financial statements, including the company's accounting policies, the methods applied and the evaluated estimates used by the company. The auditing corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results.

The auditing corporation deems the above-mentioned consolidated financial statements to be compliant with the corporate accounting standards generally regarded as appropriate in Japan, and judges that they give accurate representations of all important matters concerning the status of assets income and losses in the term covered by the consolidated financial statements for the corporate group comprising Omega Project Holdings Co., Ltd. and its consolidated subsidiaries.

(Additional information)

1. As stated in the note concerning the premise of ongoing business, this company has continued to record a major net loss in this term, following on from similar losses in the preceding term, and therefore, serious doubts exist as to the premise of our company as an ongoing business Our response to this situation, and related matters, are stated in the

relevant footnotes. This consolidated financial statement has been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the consolidated financial statement.

2. Important events subsequent to the consolidated table of notes states that issue of stock subscription warrants by third-party allocation was discussed at the meeting of the board of directors on May 27th 2008.

There is no special interest between the company and the auditing corporation or the Auditors required to be notified under the Certified Public Accountants Law.

End

Balance Sheet

(As of 31st of March 2008)

ASSETS		LIABILITIES	
Account title	Value	Account title	Value
	Thousand JPY		Thousand JPY
Available assets	**1,978,891**	**Circulating liabilities**	**2,465,224**
Cash and deposits	544,950	Accounts payable trade	1,115,984
Accounts receivable	229,265	Accounts payable	379,094
Securities held in trade account	1,691	Short term borrowings	260,000
Business investment account security	134,375	Money in custody	672,904
Inventories	76	Accrued taxes on income	5,804
Advance payments	59,000	Other current liabilities	31,436
Accounts due	214,520	**Fixed liabilities**	**48,494**
Advance charges	6,687	Retirement allowance provision	17,505
Long term loans receivable	754,825	Director's retirement allowance	30,688
Advances paid	59,616	Other fixed liabilities	300
Sponsor rights	183,333	**Total liabilities**	**2,513,719**
Other current assets	37,754	Net Assets	
Allowance for doubtful accounts	△247,207	**Shareholders' Equity**	**1,028,439**
Fixed assets	**1,417,881**	**Capital stock**	**4,691,217**
Tangible fixed assets	**431,453**	**Capital surplus**	**3,402,547**
Buildings	345,138	Legal capital surplus	387,254
Machinery and equipment	48,504	Other capital surplus	3,015,293
Automotive equipment	252	**Retained earnings**	**△7,051,858**
Land	37,557	Retained earnings	△7,051,858
Investments and other assets	**986,428**	Carry-over retained earnings	△7,051,858
Investment securities	683,813	**Treasury stock**	**△13,467**
Shares of affiliates	160,402	**Variance of Estimate**	**△203,480**
Bonds of affiliates	100,000	Unrealized revaluation loss on other investment securities	△203,480
Long term loans receivable	1,290,879	**Share options**	**58,095**

Long term operation receivable Deposits and guarantees received Other regions Allowance for doubtful accounts	1,866,682 39,463 3,980 △3,158,791	**Total net assets**	**883,053**
Total assets	3,396,773	**Total liabilities and net assets**	**3,396,773**

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of Income and Loss

(April 1, 2007 to March 31, 2008)

Account title	Value	
	Thousand JPY	Thousand JPY
Sales		1,507,759
Sales costs		1,552,559
Gross loss on sales		44,800
Trading costs and general administrative expenses		799,068
Operating loss		843,869
Non-Operating Income		
Interest income	60,519	
Other	41,585	102,105
Non-Operating Expenses		
Interest expense	11,725	
Stock delivery fee	1,114	
Other	17,903	30,743
Ordinary loss		772,506
Extraordinary income		
Profit on debt forgiveness	1,142	
Profit on disposal of fixed assets	1,011	
Profits on redemption of stock subscription warrants	2,781	4,935
Extraordinary losses		
Loss from devaluation of inventories	590,531	
Loss from valuation of marketable securities for business investment	1,500,334	
Valuation loss on investment securities	2,355	
Provision for doubtful accounts	1,782,012	
Appraisal losses on sales of affiliate's securities	1,006,514	
Other	67,442	4,949,192
Net loss pre taxes		5,716,763
Corporation, resident and business taxes		1,240
Current net loss		5,718,003

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of capital stock variation

(April 1, 2007 to March 31, 2008)

(Unit: Thousands of JPY)

	Shareholders' Equity			
	Capital	Capital surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Balance at end of previous term	4,239,467	4,500,912	3,015,293	7,516,206
Variation during this fiscal year				
Reversal of capital reserves	—	△4,500,912	4,500,912	—
Transfer from other capital surplus to other retained earnings	—	—	△4,500,912	△4,500,912
Issuance of new shares	451,750	387,254	—	387,254
Current net loss	—	—	—	—
Variation during this fiscal year, other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal year	451,750	△4,113,658	—	△4,113,658
Balance at the end of this term	4,691,217	387,254	3,015,293	3,402,547

	Shareholders' Equity			
	Retained earnings		Treasury stock	Total shareholders' equity
	Retained earnings	Total earned surplus		
	Carry-over retained earnings			
Balance at end of previous term	△5,834,767	△5,834,767	△13,467	5,907,438
Variation during this fiscal year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	4,500,912	4,500,912	—	—

Issuance of new shares	—	—	—	839,004
Current net loss	△5,718,003	△5,718,003	—	△5,718,003
Variation during this fiscal year, other than shareholders' equity (Net Value)	—	—	—	—
Total variation during this fiscal year	△1,217,090	△1,217,090	—	△4,878,999
Balance at the end of this term	△7,051,858	△7,051,858	△13,467	1,028,439

(Unit: Thousands of JPY)

	Variance of Estimate		Share options	Total net assets
	Other stocks and bonds variance of estimate	Total variance of estimate		
Balance at end of previous term	△69,603	△69,603	56,880	5,894,715
Variation during this fiscal year				
Reversal of capital reserves	—	—	—	—
Transfer from other capital surplus to other retained earnings	—	—	—	—
Issuance of new shares	—	—	—	839,004
Current net loss	—	—	—	△5,718,003
Variation during this fiscal year, other than shareholders' equity (Net Value)	△133,876	△133,876	1,215	△132,661
Total variation during this fiscal year	△133,876	△133,876	1,215	△5,011,661
Balance at the end of this term	△203,480	△203,480	58,095	883,053

(The figures stated above are rounded down to the nearest thousand yen.)

Non-consolidated table of notes

Doubts on the premise of going concern

This company recorded an operating loss of ¥1,361,062,000 in the term to March 2007, and a net loss on the term of ¥6,500,235,000. In the term to March 2008, we made an operating loss of ¥843,869,000 and a net loss on the term of ¥5,718,003,000. Therefore, the situation is such as to cast doubts on the premise of this company as a going concern.

To relieve said situation and achieve an early recovery of business performance, this company will review each operation and proceed with business strategy reform as follows.

In our investment operations, we aim to improve cashflow, which has been affected by appraisal and sale losses on owned securities, and reduce and review the scale of our operations. As one element in that process, we will review our investment portfolio, so that rather than centering it on pure investments with a view to capital gains, it will nurture companies that can become central to our group, thereby stabilizing profits and raising the level of our group operations.

We will consider means for strengthening our profit rates and obtaining funds, in order to improve our financial position.

Therefore, these financial statements have been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the financial statement.

Significant Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Securities
      [1] Shares of subsidiaries and affiliates
         Cost accounting method based on moving average method
      [2] Sale purpose securities
         Market price method (cost of products sold are calculated according to moving-average method)
      [3] Other marketable securities

Items with market value	Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' net equity and cost is determined by the moving average method.)
Securities with no market price:	Non-marketable securities are stated at cost determined by the moving average method.

   (2) Inventories
      Products, goods in process, movie distribution rights, TV broadcast rights
      Cost accounting method based on the individual method
      However, in regard to film distribution rights amortized using the sum-of-the-years'-digits-method within 12 repayment months from point in time when provided for business.

Furthermore, TV broadcasting rights are written off using equal installment method according to the term of each right.

(3) Derivatives

Market value method

2. Methods for depreciation of depreciable assets

(1) Tangible fixed assets

Declining balance method

(Change of Accounting Processes)

With the revision of corporation tax law, the method used for items obtained after April 1st 2007 is changed to follow the revised corporation tax law.

The changes are minor, and will have no impact on profit and loss.

(Additional Information)

Starting from the current fiscal year, machinery acquired before 31st March 2007 will follow the straight-line method over five years, from the year after depreciation has reached the maximum level.

The impact of changes on profit and loss will be minor in value.

(2) Intangible fixed assets:

Straight-line method.

Further software for company use is depreciated using the straight-line method over its period of available use within the company (3-5 years).

3. Methods of for the handling of deferred assets

Stock delivery fee

The total amount of costs is expensed at the time of investment.

4. Accounting standards for significant reserves

(1) Allowance for doubtful accounts

In order to provide for losses due to doubtful accounts of credit, general credit will be reckoned by a loan loss ratio, and fixed credit, such as credit for doubtful accounts, will be considered individually, depending on the probability of recovery and forecasting uncollectible loans.

(2) Accrued pension cost

To provide retirement benefits for employees based upon the forecast amount of retirement benefit obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(3) Reserve for directors` retirement allowances

To provide a retirement allowance to Directors for services, determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

5. Income and expenses calculation standards

In the event of the sale of marketable securities for business investment in the form of unlisted shares, the amount of sales of marketable securities for business investment is the sum of sales of such securities that have been purchased for the purpose of investment growth, and is determined by dividends and interest received. The sale price of marketable securities for business investment is determined by the securities book value, fees paid and valuation loss.

In the event of the sale of marketable securities for business investment in the form of listed shares, the profit from management of such securities is determined by the net profit or loss on the sale.

6. Accounting methods for lease transactions

   Financial lease transactions, other than in cases in which the ownership of the leased property is transferred to the lessee, are accounted using the accounting method applicable to ordinary lease transactions.

7. Accounting treatment for consumption tax

   A before-tax method is used.

8. Account processing of securities in business investment account

   Marketable securities acquired as M&A business transactions for the purpose of business investment are counted as current assets as marketable securities for business investment. Profits and losses on such transactions are shown as operating income and expenses.

   Note that although these investments may temporarily meet the requirements of controlling the decision-making body of the entity being invested in, and of exerting significant influence over this entity, we deem that such entities are neither subsidiaries nor affiliated companies, because the purpose of the share acquisition is business investment and not acquisition of a controlling stake.

Notes on the Balance Sheet

1. Assets and liabilities from affiliated companies
   Long term loans receivable JPY155,304,000
   Long term operation receivable JPY56,004,000
2. Total amount of depreciation on tangible fixed assets JPY17,159,000
3. Guarantee liabilities
   The company guarantees the bank borrowing of the company below mentioned.
   Sweet Basil Inc. JPY181,470,000
4. Notes receivable endorsed price JPY41,400,000

Notes on the Statement of Income and Loss

Volume of business with affiliated companies
Business trading
Sales JPY353,579,000
Selling expenses and general administrative expenses JPY4,168,000
Trading amount other than business trading
Non-Operating Income JPY17,922,000

Notes on the statement of capital stock variation

Matters related to treasury stock

Type of share	End of preceding fiscal year	Increase	Decrease	End of this fiscal year
Common shares	159,983	—	—	159,983

Notes on tax benefit accounting

1. Breakdown of deferred tax assets and liabilities by major causative factor (thousands of yen)

Deferred tax assets:	
Allowance for doubtful accounts	1,385,900
Loss from devaluation of inventories	415,675
Depreciation of film distribution rights	1,914
Valuation loss on investment securities	2,403,572
Loss on impairment	25,497
Deficit brought forward	9,107,188
Other	41,715
Deferred tax assets subtotal	13,381,465
Valuation reserve	△13,381,465
Total deferred tax assets	—
Deferred tax liability	—
Total deferred tax liabilities	—
Deferred tax assets net total	—

2. Breakdown of discrepancies between legally effective tax rate and corporate tax rates after application of tax effect accounting.
   Since we have recorded the net deficit for the period before taxation, this is not recorded.

Notes on fixed assets used through leasing

Nothing relevant to report.

Notes on transactions with related parties

Subsidiaries and affiliated companies

Type	Names of company etc.	Address	Capital stock	Description of business	Percentage of voting rights owned	Relationship		Content of transact -tions	Amount of transact- tion (thousand JPY)	Items	Balance at year end (thousand JPY)
						Collateral office	Business relation ship				
Subsi- diaries	Saboten Park And Resort Inc.	Ito City, Shizuoka Prefecture	JPY 50,000, 000	Commissioned management of theme parks, event planning etc.	Directly 100.0%	Collateral 1	Transac- tions in financing operations	Guidance fee (Notes) 1 Acquisition of realty etc. (Note 2) Acquisition of realty (Note 2) Rental of realty (Note 2) Cash lending (Notes) 3	330,000 102,498 17,285 2,500 70,000	Long term loans receivable	75,304
Related company	M3 Entertain- ment Corporation	Chuo-ku, Tokyo	JPY 20,000, 000	Planning, creation and marketing etc. of movie content and software	Directly 21.53% Indirectly 0.12%	Collateral 1	Transac- tions in financing operations	Recovery of lending (note 3)	20,000	Long term loans receivable	80,000

Business terms and procedures for deciding business terms

*1 Concerning guidance fee, we negotiate with the company over a price commensurate with the duties. The transacted amount does not contain sales tax.

*2 Determined with reference to a fair valuation provided by an expert third party.

*3 For monetary loans, we determine the interest rate in the same way as our general transaction terms, with reference to market rates.

1 Notes on per-share information

1. Net assets per share JPY7.39
2. Net loss per share JPY69.92

Notes on important events subsequent to the balance sheet day

1. The board of directors meeting held on April 21st 2008 determined the specific details of the "issue of stock subscription warrants as stock options", which was approved at the 32nd Ordinary General Meeting of Shareholders on June 27th 2007.
2. The board of directors meeting held on May 27th 2008 decided to issue stock subscription warrants by allocation to a third party. For details, refer to Proposal 5 in these reference documents for the Shareholders General Meeting.

Independent Auditors Report

June 7th 2008

Omega Project Holdings Co., Ltd.
The Board of Directors

KDA Audit Corporation		
Designated Auditor Managing partner	CPA	Yuu Mori (Seal)
Designated Auditor Managing partner	CPA	Toru Sekimoto (Seal)

This auditing corporation has audited the financial statements of Omega Project Holdings Co., Ltd. for the 33rd fiscal term, from April 1st 2007 to March 31st 2008, according to the terms of Article 436-2-1 of the Corporations Act. Specifically, the documents audited are the balance sheet, income statement, statement of capital stock variation and table of notes. The management is responsible for the compilation of these financial statements, while the responsibility of the auditing corporation is to provide its independent opinion on these financial statements.

Our audits are made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the auditing corporation to provide a sound guarantee as to whether or not the company has made any false disclosures to the auditing corporation in its financial statements and their associated detailed statements. The audit was performed as a testing audit and examined as a whole the matters set forth in the financial statements and their associated detailed statements, including the company's accounting policies, the methods applied and the evaluated estimates used by the company. The auditing corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results.

The auditing corporation deems the above-mentioned financial statements and their associated detailed statements to be compliant with the corporate accounting standards generally regarded as appropriate in Japan, and judges that they give accurate representations of all important matters concerning the status of assets income and losses in the term covered by the financial statements and their associated detailed statements.

(Additional information)

1. As stated in the note concerning the premise of ongoing business, this company has continued to record a major net loss in this term, following on from similar losses in the preceding term, and therefore, serious doubts exist as to the premise of our company as an ongoing business Our response to this situation, and related matters, are stated in the relevant footnotes. This financial statement has been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the consolidated financial statement.
2. Important events subsequent to the non-consolidated table of notes states that issue of stock subscription warrants by third-party allocation was discussed at the meeting of the board of

directors on May 27th 2008.

There is no special interest between the company and the auditing corporation or the Auditors required to be notified under the Certified Public Accountants Law.

End

Report of the Board of Auditors (Copy)

Audit Report

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the Directors execution of their duties for the 33rd fiscal year from April 1, 2007 to March 31, 2008 and, having scrutinized their reports, has prepared this Auditors Report, reported as follows:

1. Audit methods used by the auditors and Board of Auditors, and the content of those methods
   The Board of Auditors stipulated the audit methods and division of duties, and received a report from each auditor on the status of audit implementation and the results obtained. In addition, it received reports from directors and accounting auditors on the conduct of their duties, and called for explanation where necessary.
   Each auditor has followed the audit standards and methods, and the division of duties determined by the Board of Auditors, building communication between the directors and internal audit department and other staff, to develop the environment for information gathering and auditing. They have also attended meetings of the board of directors, and other important meetings, received reports from directors and employees on the execution of their duties, called for explanations as necessary, reviewed important decision documents, and investigated the status of operations and assets at head office and other major company premises. Furthermore, the auditors have monitored and verified the functioning of the internal governance system, which was put in place according to board of directors resolution on the institution of a system under articles 100-1 and 100-3 of the enforcement regulations of the corporations act, and related resolutions. The system is necessary in order to ensure that the work of the directors complies with laws and with company articles of association, and to ensure proper conduct of the operations of a corporation. For subsidiaries, the auditors have endeavored to facilitate communication and exchange of information with the directors and auditors of those companies, and have received reports on operations from subsidiaries, as necessary. By the above methods, we have studied business reports and related detailed statements concerning this fiscal year.
   Furthermore, we have monitored and verified the impartiality of accounts auditors, and the proper implementation of auditing, have received reports from the accounts auditors on the conduct of their duties, and called for explanations as necessary. We have received notice from the accounts auditors that the "system for ensuring the proper conduct of duties" (as described in the clauses of article 159 of the company accounting regulations) has been instituted in accordance with the "Quality control standards for auditing" (Business Accounting Council, October 28th, 2005), and have called for explanations as necessary. Based on the above methods, we have scrutinized the financial statements for this fiscal year (balance sheets, income statements, statement of capital stock variation and non-consolidated table of notes), their related detailed statements, and the consolidated financial statements (consolidated balance sheet, consolidated income statements, consolidated statement of capital stock variation and consolidated table of notes).

2. Audit Results
   (1) Results of audits of business reports
      1 The Business Report and related detailed statements are in accordance with the applicable laws and the company's articles of incorporation, and accurately reflects the company's position.
      2 The Directors have committed no acts of wrongdoing, or any substantive breach of any applicable law or the company's articles of incorporation, in the conduct of their duties.
      3 The internal governance system is in accordance with the content of the relevant resolution of the board of directors. The directors' conduct of their duties raises no significant issues related to the internal governance system.
   (2) Audit results for the financial statements and related detailed statements
      (1) The audit method and results of the Kokusai Daiichi Audit Corporation are sound.
   (3) Audit results for the consolidated financial statements
      (1) The audit method and results of the Kokusai Daiichi Audit Corporation are sound.

June 9th 2008

Omega Project Holdings Co, Ltd., Board of Corporate Directors

Full-time Auditor	Takayoshi Shiraishi(Seal)
Auditor (external auditor)	Michiyasu Inoue(Seal)
Auditor (external auditor)	Yoshihide Furubiki(Seal)

End

Shareholders' Reference Documents

Proposals and reference items

Proposal 1 - Reduction of the capital stock value

1. Reason for reduction of the capital stock value

   This company recorded major losses in the 33rd period, but we aim to offset unappropriated losses in order to strengthen our financial base. To that end, we intend to reduce the value of our capital stock, under the terms of Article 447, clause 1 of the Corporations Act, and reassign it to the "other additional paid-in capital" category. If this proposal is approved and accepted together with Proposal 2 "Reduction of the capital reserves" and Proposal 3 "Disposal of surplus", the entire capital deficit would be covered and the future stability of our financial footing would be secured.

   Furthermore, this proposal does not change the number of outstanding shares, as it only reduces the value of capital stock. It will have no impact on the numbers of shares owned by our shareholders. As this reduction will have no effect on the company's net assets and outstanding shares, it will also leave the total assets per share unchanged.

2. Details of the reduction of the capital stock value

   (1) Value of capital to be reduced

   Our capital stock of JPY4,691,217,680 will be reduced by JPY4,191,217,680, with that amount being reassigned to "other additional paid-in capital", leaving the reduced value of capital stock at JPY500,000,000.

   (2) Details of the reduction of the capital stock value

   This shall be reduction of capital without compensation, and the total number of outstanding shares will not be changed. The entire value of the reduction in capital stock will be used to offset losses to equity. We wish to ask the board of directors to exercise their discretion in any other matters necessary for other procedures.

   (3) Date of execution of capital stock reduction

   The date of execution of capital stock reduction will be July 7th 2008 (scheduled), after the period for statement of creditor objections.

Proposal 2 - Reduction of the capital reserves

1. Purpose of reduction of the capital reserves

   We wish to reduce the capital reserve and reassign the funds to additional paid-in capital in accordance with the terms of Article 448-1 of the Corporations Act, in order to offset unappropriated losses and strengthen our financial base, in the same way as Proposal 1 Reduction of the capital stock value.

2. Reduced reserve titles and values

   Capital reserveJPY387,254,000

3. Date on which the reduction in reserves becomes effective

   June 25th 2008

Proposal 3 - Disposal of surplus

1. Reason for disposal of surplus

   We request approval to reassign the existing value of JPY2,473,386,616 of additional paid-in capital to carry-over retained earnings, under Article 452 of the Corporations Act, for the purpose of deficit supply, and to use the additional paid-in capital created by reassignment from reduction of capital stock value under Proposal 1 and from reduction of capital reserves under Proposal 2 for deficit supply. This proposal is conditional on Proposal 1 "Reduction of the capital stock value" and Proposal 2 "Reduction of the capital reserves" being approved and accepted as originally proposed.

2. Details of disposal of surplus

   (1) Value of surplus for disposal

   We intend to dispose of this company's additional paid-in capital, in the amount of JPY7,051,852,296, by reassigning it to carry-over retained earnings.

   (2) Reduced reserve titles and amounts, and the dates of execution

   (Other capital surplus)

- Amount reassigned to carry-over retained earnings	JPY2,473,386,616
(Existing additional paid-in capital	Date of execution June 25th 2008)
- Amount reassigned to carry-over retained earnings	JPY387,254,000
(Increase due to reduction of capital reserves	Date of execution June 25th 2008)
- Amount reassigned to carry-over retained earnings	JPY4,191,217,680
(Increase due to reduction of capital reserves	Date of execution July 7th 2008)
Total	JPY7,051,858,296

   (3) Increased reserve titles and amounts, and the dates of execution

   (Carry-over retained earnings)

- Amount reassigned from additional paid-in capital	JPY2,473,386,616
	(Date of execution June 25th 2008)
- Amount reassigned from additional paid-in capital	JPY387,254,000
	(Date of execution June 25th 2008)
- Amount reassigned from additional paid-in capital	JPY4,191,217,680
	(Date of execution July 7th 2008)
Total	JPY7,051,858,296

Proposal 4 - Partial changes to articles of incorporation

1. Reasons for changes
   (1) We propose a change to the address of our Head Office.
   (2) As the total number of outstanding shares in this company stood at 129,405,272 shares, as of May 28th 2008, against a total number of shares issuable of 190,000,000, we intend to change the total number of shares issuable, in order to ensure dynamic procurement of funding in the future.

2. Content of changes
   The details of the proposals are described below.

(Underlining indicates changed sections)

Current article of incorporation	Proposed change
Section 1: General provisions (Address of Home Office) Article 3 The company's home office is located in <u>Chiyoda</u>-ku, Tokyo. Section 2: Shares (Total Number of Shares Issuable) Article 6 The total number of shares issuable by this company shall be <u>190,000,000</u>.	Section 1: General provisions (Address of Home Office) Article 3 The company's home office is located in <u>Shinagawa</u>-ku, Tokyo. Section 2: Shares (Total Number of Shares Issuable) Article 6 The total number of shares issuable by this company shall be <u>500,000,000</u>.

Proposal 5 - Allocation of stock subscription warrants to third parties

We ask approval for the issue of new share subscriptions, following the procedure below.

Taking into consideration this company's financial situation and other conditions, the board of directors have agreed, following consultation with the party of allocation, that the issue price and exercise price for the stock subscription warrants are appropriate. However, given the possibility that the terms of the subscription could be deemed advantageous under the Corporations Act, and that there would be severe dilution due to issue of new shares following exercise of options, we have decided to submit this matter to this Ordinary General Meeting of Shareholders and seek the approval of the shareholders.

This proposal is conditional on Proposal 4 "Partial changes to articles of incorporation" being approved and accepted as proposed.

I. Reasons for issuing stock subscription warrants

1. Purpose of the subscription

This company serves as a holding company, providing strategy formulation and management for operations centering on the entertainment and content, leisure and investment businesses. In doing so, we strive to build up the corporate value of this company, which is responsible for core operations, and its subsidiary and affiliated companies, and advance the group as a whole.

In our investment business, investment losses in an investment environment worsened by the subprime crisis have impacted operating funds and other business, risking a destabilization of cashflow. As such, we must urgently streamline and rebuild our business with measures such as a review of our owned securities and investment portfolio.

In January 2008, we performed funding procurement with an upper limit of JPY 1.5 billion, with Infortech Alliance Berhad as the party of allocation (the stock subscription warrants issued are referred to below as "the fifth stock subscription warrant"), and are working to restore the company's operations. However, at the time off the decision to issue "the fifth stock subscription warrant", we devised the funding procurement plan on the prospect of a recovery by investment shares. Those shares subsequently fell substantially in value, and we were forced to sell them at far below the acquisition cost. The resulting investment losses have exerted a major impact on the operation and management of this company. In particular, the financial burden of deficit supply has initiated a vicious cycle which risks inadequate cashflow for allocation to operating funds, and to motion picture operations and elsewhere. Considering the demand for allocation of funds to operating funds, and the increase in warranty expenses for the investment business, we judge that it will be difficult to expand our operations and bring our investment business to recovery using only the funds procured by the fifth stock subscription warrant. We also believe that recovery in our business performance will require enhancement of revenues and profits through new business development, rather than just a restoration of previous management.

2. Our challenges, their solutions, and the need to procure funds

[1] The leisure business

In the leisure business, which is the core of the group's operations, we take the view that continued growth is a necessity, and that investment funds are required for new and existing equipment with a view to attracting new customers and increasing profits. Measures to attract more customers in the off season are an important challenge. Necessary steps include investment in equipment to protect parks and facilities from being affected by the weather. We intend to go on expanding sports-related segments, such as golf, scuba diving, futsal and soccer, and develop business in the sports entertainment field to make use of those segments. Besides being effective as advertising, such efforts would reinforce business profits.

[2] The entertainment and content business

In our entertainment and content business, the need remains to secure funding in the medium and long term, but it is also essential to diversify the content portfolio and reinforce funding efficiency and profit rates, in order to grow into a full-time profit-making business. To achieve that goal, we aim to make a sustained transition to profit on a segment basis by injecting procured funds into the planning, development and production of superior content. In particular, we will consider participation in large-scale remake works on a global scale, as a means of expanding profits. Besides pressing forward with the production of content such as dramas, which have short fund recovery periods, we must develop business models which generate constant cashflow. We have begun content distribution models for group companies, using video on demand and the internet, and other highly synergistic operations.

[3] Regarding our investment operations

In our investment operations, we must act fast to streamline our operations, for the sake of business stabilization, which has been impacted by recent valuation losses and investment losses. Procured funds will be applied to the costs of this business reorganization, and to new investment projects, with the priority on investments suitable for reorganization and stable income. Our specific measures for business reorganization and reconstruction will offset the investment losses, build an improved environment for business operations, and select companies as the main investment targets in our portfolio that could form the core of our group, rather than pure investment targets intended to yield capital gains.

Nurturing such companies will stabilize group operations and profits. We have previously earned profits from our investment business, in the period to March 2006, and by making effective use of that experience, together with our expertise in growing leisure facilities into the central business of our group, we will pursue a strategy for the medium and long term that will stabilize our business.

We will apply the funds procured from this issue of stock subscription warrants to achieve solutions to the challenges described above through the following measures:

< Leisure business >

- JPY50 million for equipment investment in leisure facilities, for interior decoration, reconstruction and other improvements to new and existing equipment.
- JPY150 million for advertising expenses (including business advertising and sponsorship costs for sports teams etc.).

< Entertainment and content businesses >

- JPY300 million as production funding for new content produced by this company and within the group.
- JPY200 million as development costs and operating funds for new business.

< Investment business >

- JPY400 million to offset recent investment losses (repayment of borrowing) and collateral funds.
- JPY700 million as investment funds to nurture the group's core companies.

< Other group operating funds >

- JPY170 million as expenses for operating funds (marketing and management expenses).

With the above objectives, we will move swiftly to stabilize our group business portfolio and restructure our investment business, towards the goal of increasing revenue and profit for this company and the group as a whole. To that end, we have decided to issue the above-mentioned stock subscription warrants, to enable the production of highly profitable content, rapidly restore and strengthen our creditworthiness and financial footing, and enable dynamic response to a changing management environment. Furthermore, our unconsolidated ratio of self-funding on May 27th, 2008 was 24.3%, but out of consideration for profits for our shareholders, we have judged that improving the ratio of self-funding to 50% would contribute to raising corporate value, and have decided to issue stock subscription warrants accordingly.

The funds procured through the issue of stock subscription warrants are partly intended to offset investment losses and stabilize cashflow, but they are also intended to rebuild our investment operations by restructuring our investment portfolio, and to stabilize group operations and profitability by investing in and nurturing companies that could become central to this group. This procurement of funds is necessary to make full use of the business foundation we have already built, and to make progress as a growing company through early reform of our operations. This group aims to build our management base as a going concern by procuring funds, mainly through direct finance, to establish a system able to secure and retain stable profits.

We believe that reinforcing our financial base through the expansion of equity capital and progressing with the reconstruction and expansion of our business will improve profit generation and raise corporate and share value, linking in turn to the return of profits to our shareholders. Furthermore, if proposals 1 through 3 for this shareholders' general meeting are approved, our deficit will be cleared, but we believe stabilization of management and an early resumption of dividends are the most important issues. We hope that our shareholders will understand our approach to management and approve this proposal.

The party of allocation for 350 stock subscription warrants under this issue will be DayStar Asset Management, which has shown deep understanding of the necessity of this issue of stock subscription warrants. We anticipate that the investment expertise provided by DayStar Asset Management will help to stabilize and expand our investment business, making it a suitable partner for this allocation. We have asked the party of allocation to hold the shares for a long period, as a stable shareholder, and it has agreed to hold the shares continuously for one year from the date of exercise. We have agreed a memorandum to that effect, and will ask for the memorandum to be renewed. However, in some cases, due to changes in the market environment, changes in the management policies or financial situation of the allocation party, or the allocation party holding that number of shares in our capital parent companies (parent company or other affiliated company), we will arrange the sale and transfer of the shares through discussion. In contrast to the Moving Strike (MS) type, these stock subscription warrants have no condition for downward revision of the exercise price, and have call options attached, enabling our board of directors to acquire and dispose of the warrants by resolution of the board. Therefore, we are able to limit the dilution of shares to a set level, and strengthen our equity capital by procuring funds in the medium and long term.

II. Eligibility

1. Name and number of stock subscription warrants

   The 6th Stock Subscription Warrant in Omega Project Holdings Co., Ltd.

   350

2. Type and number of shares concerned

   (1) Type of shares concerned Common shares

   (2) The total number of shares, which is the purpose of the stock subscription warrant, shall be 175,000,000 shares (500,000 shares as the purpose of each single stock subscription warrant (referred to below as "the number of allocation shares")).

   However, if the number of allocation shares is adjusted under point (3) or point (4) below, the total number of shares, which is the purpose of the stock subscription warrant, shall be adjusted to match the number of allocation shares after the adjustment.

   (3) If this company adjusts the exercise price (defined below) under clause 9, the number of allocation shares shall be adjusted according to the formula below. However, remainders of less than one share resulting from the adjustment shall be rounded down. Furthermore, the pre-adjustment and post-adjustment exercise prices used in the formula are those defined in clause 9.

$$\text{Post-adjustment number of allocation shares} = \frac{\text{pre-adjustment exercise price} \times \text{post-adjustment exercise price}}{\text{Exercise price after adjustment}}$$

   (4) The date of application of the post-adjustment number of allocation shares shall be the same as the date of application of the post-adjustment exercise price in connection with the adjustment of exercise price under points (2) and (5) of clause 9 relating to the adjustment.

(5) When the adjustment of the number of allocation shares is performed, this company shall inform the holder of the warrants, in writing, of the adjustment and the reason for it, the number of allocation shares before and after the adjustment, the date of application, and any other necessary information, on or before the day preceding the date of application of the adjusted number of allocation shares. If however, in the case stipulated in clause 9, (2) [5], it is not possible to provide the above notification by the day before the date of application, it shall be provide swiftly after the date.

3. Issue price JPY0.036 per share (total value JPY6,300,000)
4. Allocation date June 26th, 2008
5. Due date of payment June 26th, 2008
6. Subscription method and party of allocation
   350 warrants will be allocated to DayStar Asset Management by third-party allocation.
7. Value of property to be paid in the event of exercising stock subscription warrants
   (1) The amount to be paid when exercising each stock subscription warrant is the issue price multiplied by the number of allocation shares.
   (2) When this company issues or transfers common shares due to the exercise of stock subscription warrants, the amount paid per share (the "exercise price") shall be JPY12 per share.
8. Corrections to the issue price
   If the stock subscription warrant is exercised in the period between notification of the acquisition of the warrant under clause 12 and the date of acquisition, the price shall be revised to 120% of the warrant exercise price, rounding up to the nearest Japanese Yen.
9. Adjustments to the issue price
   (1) If, after the issue of this stock subscription warrant, the number of this company's outstanding common shares changes for any of the reasons stated in point (2) of this clause, or if the possibility of such a change emerges, this company shall adjust the issue price as calculated by the formula below (hereafter "issue price adjustment formula").



$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of currently issued shares} + \dfrac{\text{No. of shares newly issued or disposed of} \times \text{Value per share issued or disposed of}}{\text{Market price}}}{\text{No. of currently issued shares} + \text{No. of newly issued shares}}$$

(2) If the exercise price is adjusted by the exercise price adjustment formula, the time at which the adjusted exercise price is applied shall be as stipulated below.

[1] If new common shares are issued in this company at an amount paid per share that is below the market price determined in point (4) [2] of this clause, or if common shares in this company, held by this company, are disposed of (including allocation without charge). (However, cases in which common shares in this company are transferred by exercise of stock subscription warrants (including those attached to company bonds with attached stock subscription warrants), by acquisition of shares with attached acquisition call rights or attached acquisition conditions, or by the exercise of other rights to call for transfer of common shares in this company, or in which common shares in this company are transferred by corporate division, share conversion or merger, are excluded).

The exercise price after adjustment is applied after the payment date (if a payment period is specified in the subscription, take the last day of that period, or, in case of allocation without charge, the date on which the allocation becomes effective). If there is a reference date for assigning rights to shareholders to receive allocation after this kind of issue or disposal, the exercise price applies from the day after that reference date.

[2] If common shares are issued through a share split.

The exercise price after adjustment is applied from the day after the reference date for the share split.

[3] If shares with attached acquisition call rights that stipulate grant of common shares in this company at a payment price below the market price determined in point (4) [2] of this clause, or stock subscription warrants (including company bonds with attached stock subscription warrants) which can demand grant of common shares in this company at a payment price below the market price determined in point (4) [2] of this clause, are issued or granted.

The exercise price after adjustment shall be calculated by applying the exercise price adjustment formula on the condition that attached call rights for all attached acquisition call right shares or stock subscription warrants are excercised. This shall be applied after the payment date (the assignment date in the case of stock subscription warrants), or after the date of effect (in the case of an assignment free of charge)

However, if there is a reference date for assigning rights to shareholders to receive allocation after this kind of issue or disposal, the exercise price applies from the day after that reference date.

[4] If common shares in this company are granted at a payment price below the market price determined in point (4) [2] of this clause in exchange for the acquisition of acquisition-conditional shares or acquisition-conditional stock subscription warrants (including company bonds with attached stock subscription warrants) issued by this company.

The exercise price after adjustment is applied from the day after the acquisition date.

[5] In case of [1] – [3] of this point, the reference date is set and application of the price would be effective on the occasion of a shareholders' general meeting after that reference date, and is subject to approval by the board of directors or other organ of this company, the exercise price after adjustment shall apply from the day after the date on which approval is given, regardless of the provisions of [1] – [3] of this point. In that case, a stock subscription warrant holder who demands exercise of this stock subscription warrant in the period between the day after the reference date and the date of approval shall be granted common shares in this company as calculated by the following formula. However, the grant of shares shall follow the provisions of clause 17.



$$\text{No. of shares} = \frac{\left(\text{Exercise price before adjustment} - \text{Exercise price after adjustment}\right) \times \text{The number of shares issued or transferred in the period concerned at the pre-adjustment exercise price.}}{\text{Exercise price after adjustment}}$$

In that case, and fractional result of less than one share shall be rounded down.

(3) If the difference between the exercise price before and after adjustment, as calculated by the exercise price adjustment formula, is less than JPY1, the exercise price will not be adjusted. However, if any circumstance arises subsequently which requires adjustment of the exercise price, and it is adjusted, the exercise price before adjustment as used in the exercise price adjustment formula shall have this difference deducted from it.

(4) [1] In calculation using the exercise price adjustment formula, calculate the number of JPY to the second decimal place, rounding at that level.

[2] The market price used in the exercise price adjustment formula shall be the average closing value of common shares in this company (excluding days with no closing values) on the JASDAQ exchanger over a period of 30 trading days, starting from the 45th

day before the first date on which the adjusted execution price will first apply. In that case, calculate the average in JPY to the second decimal place, then round off the second decimal place.

[3] The number of previously issued shares used in the exercise price adjustment formula is the total number of outstanding common shares in the company, minus the number of such shares held by the company, calculating on the reference date for granting rights to shareholders to receive allocations, if there is such a date, or if there is no such reference date, on the date one month before the date on which the adjusted exercise price will first be applied. In the case of point (2) [5] of this clause, the number of shares newly issued or disposed of for the exercise price adjustment formula shall not include common shares in the company that have been assigned to be held by the company on the reference date,

(5) Even in circumstances other than those requiring adjustment of the exercise price under point (2) of this clause, the company will discuss the situation with the stock subscription warrant holder and obtain its approval to perform a necessary exercise price adjustment in the following circumstances.

[1] When exercise price adjustment is necessary because of share merger, capital reduction, company division, share exchange or merger.

[2] Other circumstances in which exercise price adjustment is necessitated by change in the number of the company's common shares, or by the possibility of such a change.

[3] If multiple circumstances necessitating adjustment occur together, and the influence of the other circumstances must be considered on the market price that should be used when calculating the exercise price after adjustment on the basis of one of the circumstances.

(6) Regardless of the rule in point (2) of this article, adjustment of the exercise price based on point (2) of this article is not performed if the date on which the first date of application of that adjustment coincides with the date of correction of the exercise price on the basis of clause 8.

(7) When the adjustment of the exercise price is performed, this company shall inform the holder of the warrants, in writing, of the adjustment and the reason for it, the exercise price before and after the adjustment, the date of application, and any other necessary information, on or before the day preceding the date of application of the adjusted exercise price. If however, in the case stipulated in point (2) [5] of this clause, it is not possible to provide the above notification by the day before the date of application, it shall be provided swiftly after the date.

10. Exercise claim period for stock subscription warrants
    The period shall be from June 26th 2008 to June 25th 2010 (if all of or part of this stock subscription warrant is acquired under clause 12, the date on which notification of acquisition is provided concerning the stock subscription warrants to be acquired).
11. Other conditions for the exercise of this stock subscription warrant
    Each stock subscription warrant cannot be exercised partially.
12. Circumstances and conditions for acquisition of this stock subscription warrant
    (1) If it is decided at this company's shareholders' general meeting that this company should be eliminated through merger or become the wholly-owned subsidiary of another company through transfer or exchange of shares, this company shall be able to acquire the entire remainder of this stock subscription warrant without charge before the date on which that decision comes into effect.
    (2) If the company's board of directors decides that it is necessary for the company to acquire this stock subscription warrant, the company (1) shall provide notification under articles 273 and 274 of the Corporations Act if no certificates of this stock subscription warrant have been issued, or (2) shall provide public notice and notification under articles 273, 274 and 293 of the Corporations Act if certificates of this stock subscription warrant have been issued. Then, on the acquisition date decided by the board of directors, the company shall acquire the stock subscription warrants held by warrant holders, in whole or in part, without charge. In the case of partial acquisition, it shall be arranged by lottery or other rational method. If the stock subscription warrant is exercised in the period between notification and the date of acquisition, the price shall be revised to 120% of the warrant exercise price, rounding up to the nearest Japanese Yen.
13. Restriction of the transfer of this stock subscription warrant
    The approval of this company's board of directors is required for transfer of this stock subscription warrant.
14. Capital stock and capital reserves increased by shares issued under this stock subscription warrant
    The value of capital increase in the event of issue of shares through exercise of the stock subscription warrants shall be 0.5 times the limit of increase in capital etc., calculated as stipulated in Article 40 of the company accounting regulations. If the calculated result includes decimals, they shall be rounded up. The value of increased capital reserves shall be the value reduced by the amount of capital increase beyond the limit of increase in capital etc.
15. Handling of stock subscription warrants exercised during the period
    Dividends on shares granted through the exercise of this stock subscription

warrant (including monetary dividends under article 454, clause 5 of the Corporations Act) shall be deemed to be in effect from the beginning of the dividend calculation period in which the this stock subscription warrants came into effect, and paid accordingly.

16. Method for requesting exercise of certificates of this stock subscription warrant
   (1) To exercise this stock subscription warrant, fill out the necessary information on the relevant exercise request form and sign it, then submit it to the exercise request reception point specified in article 20, within the exercise period specified in section 10. If certificates of this stock subscription warrant have been issued for this stock subscription warrant in connection with this exercise of this warrant, said certificates must be attached to the exercise request form.
   (2) When this stock subscription warrant is exercised, the entire value to be paid in on exercise of this stock subscription warrant must be transferred in cash to the account specified by this company at the payment reception point specified in article 21, in addition to submission of the exercise request form specified in the preceding point.
   (3) An exercise request in connection with this stock subscription warrant becomes valid on the date when all documents required for the exercise request are delivered to the exercise request reception point stated in clause 20, and the full amount that should be paid in for the exercise of this stock subscription warrant has been deposited in the account specified in the preceding point.
17. Share grant method
   This company will grant the shares promptly once the exercise request becomes valid.
18. Issue of certificates for stock subscription warrant
   Certificates for this stock subscription warrant shall only be issued when demanded by the warrant holder.
19. The issue price for this stock subscription warrant and the reason for calculating the value to be paid on exercise
   The calculation results from the Black-Scholes model, which is generally used for price calculation, was used for reference in considering movements in this company's share price, and investment risks for the allocation party, such as the fact that this stock subscription warrant may be acquired free of charge by the board of directors at any time, starting on the day after the date of issue, and the fact that a call option (clause 12) is set on the exercise of acquired stock subscription warrants, were taken into account, resulting in the issue price for one unit of this stock subscription warrant being set to JPY18,000. Furthermore, the value to be paid in when exercising this stock subscription warrant shall be as stated in clause 7, and the exercise issue price has been set to JPY12 (a 14.3% discount), based on

consideration of the closing price of JPY14 on the JASDAQ exchange on the trading day preceding the date of decision by the board of directors.

20. Exercise request reception point
    Omega Project Holdings Co., Ltd.   General Affairs Department
21. Payment reception point
    Resona Bank Ltd., Shiba branch
22. Other
    (1) The above points are conditional on validity of notification under the Financial Instruments and Exchange Law.
    (2) Other necessary matters concerning this stock subscription warrant shall be at the discretion of this company's president.

Proposal 6 - Selection and appointment of two directors

Directors Toyoyuki Yokohama and Koji Suzuki complete their terms of office at the conclusion of this meeting. We request appointment of two new directors.

The candidates for directors are as shown below.

Candi-date No.	Name (Date of birth)	Academic history, position, responsibilities and representation of other corporations etc.		No. of company shares held
1	Yokohama Toyoyuki (Born July 7, 1956)	Sep. 1979	Begins working for Dai-Tokyo Fire and Marine Insurance Company, Limited (currently Aoi Insurance Co., Ltd.)	0 shares
		Sep. 1997	Appointed as president of Omega Project Co., Ltd. (currently Basara Pictures Co., Ltd.)	
		Jun. 1998	Appointed this company's president.	
		Nov. 2002	Appointed CEO of Union Optical Co., Ltd. (currently Union Holdings Co., Ltd.) (current post)	
		Jun. 2004	Appointed this company's president and chairman of the board.	
		Dec. 2004	Appointed President of Saboten Park and Resort Co., Ltd. (current post)	
		Sep. 2005	Appointed this company's chairman.	
		Jun. 2004	KoreaTender Inc. (Now Grandport Co., Ltd) Appointed director. Qualitek Electronics Co., Ltd. Appointed director (current post)	
		Jun. 2007	Appointed chairman of the board of directors (current post)	
2	Koji Suzuki (Born April 11, 1954)	Apr. 1977	Begins working for Dai-Tokyo Fire and Marine Insurance Company, Limited (currently Aoi Insurance Co., Ltd.)	106,700 shares
		Apr. 2004	Appointed executive director of this company.	
		Jun. 2004	Appointed director of this company (current post)	
		Jun. 2005	Appointed CEO, Omega	

			Project Co., Ltd.	
		Sep. 2005	Appointed CEO of Basara Pictures Co., Ltd (current post)	
		Jun. 2007	Appointed CEO, Omega Project Co., Ltd.	

Note There are no special interests in the relationship between the candidates and Omega Project Holdings.

Proposal 7- Selection and appointment of one auditor

Auditor Michiyasu Inoue resigns his post at the conclusion of this meeting. We request appointment of one new auditor.

Note that the consent of the board of auditors has been obtained in regard to this proposal.

The candidates for auditor are as shown below.

Name (Date of birth)	Academic history, position, responsibilities and representation of other corporations etc.		No. of company shares held
Gao Ying (Born June 30, 1968)	Aug. 1987	Joined the Beijing An Ding Hospital, China, department of psychology	0 shares
	Apr. 2004	Joined Kadokawa Pictures, copyright department	
	Jul. 2004	Appointed senior delegate to the Beijing office of Kadokawa Pictures.	

Notes
1. There are no special interests in the relationship between candidate Gao Ying and Omega Project Holdings.
2. He is a candidate for external auditor.
3. We wish to appoint him as external auditor to apply his experience in the Chinese and Asian content businesses, and in corporate management, to strengthen our auditing system.
4. We have not entered into any limited responsibility contracts with him, and have no plan to do so.

End

Memo space

Guide Map to the Venue of the Shareholders General Meeting

Venue
Shibuya 4-4-25, Shibuya ku, Tokyo
Ivy Hall, Aogaku Kaikan Building, B2F,
The Saffron Room
Tel: 03-3409-8181 (main)

Transport
- Alight at Omotesando station, Ginza subway line.
  (Shibuya – Asakusa)
- Alight at Omotesando station, Chiyoda subway line.
  (Toride – Atsugi)
- Alight at Omotesando station, Hanzomon subway line.
  (Oshiage – Chuo Rinkan)


至新宿
国連大学
OVAL PLAZA
青山通り
地下鉄半蔵門線・銀座線
地下鉄表参道駅
明治通り
青山学院
山手線
渋谷駅
(東急百貨店)
旧東急文化会館
アイビーホール
青学会館
至恵比寿
地下鉄千代田線